Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290213

PROSPECTUS

(Proposed Holding Company for United Roosevelt Savings Bank)

Up to 2,012,500 Shares of Common Stock

(Subject to Increase to up to 2,314,375 Shares)

URSB Bancorp, Inc. is offering shares of its common stock for sale in an initial public offering in connection with the conversion of United Roosevelt, MHC, the mutual holding company of United Roosevelt Savings Bank, from a mutual holding company to a stock holding company. There is no current public or private market for our common stock. We expect our common stock to be quoted on the OTCQB Market upon the completion of the conversion and stock offering. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced disclosure requirements for this prospectus and future filings.

The shares of common stock are first being offered for sale in a subscription offering to United Roosevelt Savings Bank’s depositors as of specified eligibility dates and to its tax-qualified employee benefit plans. Shares not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given to residents of the communities that United Roosevelt Savings Bank serves, and, if necessary, in a syndicated community offering. We must sell a minimum of 1,487,500 shares to complete the conversion and stock offering.

In addition to the shares of common stock to be sold in the stock offering, we intend to contribute an additional 20,000 shares of common stock and $200,000 in cash to a charitable foundation to be established and funded in connection with the conversion and stock offering.

The minimum purchase order is 25 shares. Generally, in all categories of the stock offering combined, no individual, or individuals acting through a single qualifying account held jointly, may purchase more than 20,000 shares ($200,000) of common stock and no person or entity, together with its associates or persons acting in concert with it, may purchase more than 50,000 shares ($500,000) of common stock.

The subscription offering will expire at 4:00 p.m., Eastern time, on February 12, 2026. We may extend this expiration date without notice to you until March 30, 2026, unless we receive regulatory approval to extend to a later date, which may not be beyond February 26, 2028. No single extension may exceed 90 days, and the stock offering must be completed by February 26, 2028. Once submitted, orders are irrevocable unless the subscription offering and any community offering are terminated or extended, with regulatory approval, beyond March 30, 2026, or the number of shares of common stock to be sold is increased to more than 2,314,375 shares or decreased to less than 1,487,500 shares. If the subscription offering and any community offering are extended past March 30, 2026, we will notify all subscribers and give them the opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will promptly return your funds with interest or cancel your deposit account withdrawal authorization. If the number of shares to be sold in the stock offering is increased to more than 2,314,375 shares or decreased to less than 1,487,500 shares, we will resolicit subscribers and promptly return all funds delivered to us to purchase shares of common stock in the subscription offering and in any community offering, with interest. We will hold funds received in the subscription offering and in any community offering in a segregated account at United Roosevelt Savings Bank and the funds will earn interest at 0.10% per annum until completion or termination of the stock offering.

Janney Montgomery Scott LLC is assisting us in selling the shares of common stock, on a best efforts basis, in the subscription offering and in any community offering, and will serve as sole manager for any syndicated community offering. Janney Montgomery Scott LLC is not required to purchase any shares of common stock being offered for sale in the stock offering.

This investment involves a degree of risk, including the possible loss of principal.

See “Risk Factors” beginning on page 15.

OFFERING SUMMARY

Price: $10.00 per Share

	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares	1,487,500	1,750,000	2,012,500	2,314,375
Gross offering proceeds	$14,875,000	$17,500,000	$20,125,000	$23,143,750
Estimated offering expenses, excluding selling agent fees and expenses (1)	$1,157,000	$1,157,000	$1,157,000	$1,157,000
Selling agent fees and expenses (2)	$550,000	$550,000	$550,000	$550,000
Estimated net proceeds	$13,168,000	$15,793,000	$18,418,000	$21,436,750
Estimated net proceeds per share	$8.85	$9.02	$9.15	$9.26

(1)	Includes records agent fees and expenses payable to Janney Montgomery Scott LLC. See “The Conversion and Stock Offering – Records Management.”
(2)	See “The Conversion and Stock Offering – Plan of Distribution; Selling Agent and Underwriter Compensation” for a discussion of Janney Montgomery Scott LLC’s compensation for the stock offering and the compensation to be received by it and other broker-dealers that may participate in any syndicated community offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the New Jersey Department of Banking and Insurance, the Federal Deposit Insurance Corporation nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JANNEY MONTGOMERY SCOTT LLC

For assistance, contact the Stock Information Center at 1-(866) 344-7952 (toll-free).

The date of this prospectus is January 9, 2026.

SUMMARY

The following summary summarizes all material information regarding United Roosevelt, MHC’s mutual-to-stock conversion transaction and the related initial public offering of common stock by URSB Bancorp, Inc. It may not contain all the information that is important to you. Before making an investment decision, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

URSB Bancorp, Inc.

URSB Bancorp, Inc. (referred to as “URSB Bancorp” throughout this prospectus) is a newly formed Maryland corporation that will own all of the outstanding shares of common stock of United Roosevelt Savings Bank upon completion of the conversion and stock offering. It has not engaged in any business to date. Its executive offices are located at 11-15 Cooke Avenue, Carteret, New Jersey 07008. The telephone number at this address is (732) 541-5445.

United Roosevelt, MHC and United Roosevelt Bancorp

United Roosevelt, MHC is a New Jersey-chartered mutual holding company and the sole shareholder of United Roosevelt Bancorp, a New Jersey corporation (referred to as “United Roosevelt Bancorp” throughout this prospectus). United Roosevelt Bancorp is the sole shareholder of United Roosevelt Savings Bank. Their primary business is directing the affairs of United Roosevelt Savings Bank through their ownership of United Roosevelt Savings Bank. Their headquarters are located at 11-15 Cooke Avenue, Carteret, New Jersey 07008. The telephone number at this address is (732) 541-5445. As of September 30, 2025, United Roosevelt, MHC had, on a consolidated basis, total assets of $352.6 million, deposits of $272.7 million and total equity of $19.1 million.

United Roosevelt Savings Bank

Originally chartered in 1914, United Roosevelt Savings Bank is a New Jersey-chartered stock savings bank headquartered in Carteret, New Jersey. In October 1997, United Roosevelt Savings Bank converted from the mutual to stock form of organization by reorganizing into the current mutual holding company structure, resulting in United Roosevelt, MHC becoming its mutual holding company and United Roosevelt Bancorp becoming its mid-tier subsidiary stock holding company.

United Roosevelt Savings Bank operates from its main office and one branch office, both located in Carteret. We consider Middlesex County, where Carteret is located, and Monmouth County, adjacent to Middlesex County to the southeast, to be our primary market area for loans and retail deposits. Both counties are part of the New York Metropolitan area.

Our business consists primarily of taking retail deposits from the general public, along with brokered deposits and other wholesale deposits, and investing those deposits, together with funds generated from operations, primarily in one- to four-family residential mortgage loans, commercial real estate loans, commercial and industrial loans, and multi-family loans. At September 30, 2025, one-to four-family residential mortgage loans totaled $129.8 million (45.9% of total loan portfolio), commercial real estate loans totaled $67.2 million (23.7% of total loan portfolio), commercial and industrial loans totaled $44.8 million (15.8% of total loan portfolio) and multi-family loans totaled $16.6 million (5.9% of total loan portfolio). Substantially all of our one- to four-family residential mortgage loans are purchased from mortgage brokers. A substantial portion of our commercial and industrial loan portfolio is secured loans made to business professionals that we purchase from a third party. To a growing extent, our loan portfolio includes consumer loans, including unsecured consumer loans, the substantial majority of which we have recently begun to purchase from third parties. Consumer loans increased from $137,000, or 0.1% of total loans, at December 31, 2024 to $16.9 million, or 6.0% of total loans, at September 30, 2025. For further information about our lending activities, see “Risk Factors – Risks Related to Our Lending Activities” and “Business of United Roosevelt Savings Bank – Lending Activities.”

We offer a variety of deposit accounts, including certificate of deposit accounts, money market accounts, savings accounts, and interest-bearing and noninterest-bearing checking accounts.

United Roosevelt Savings Bank is subject to regulation, supervision and examination by the New Jersey Department of Banking and Insurance under New Jersey law and by the Federal Deposit Insurance Corporation (referred to as the “FDIC” throughout this prospectus), its primary federal regulator and the insurer of its deposit accounts, under federal law.

United Roosevelt Savings Bank’s main office is located at 11-15 Cooke Avenue, Carteret, New Jersey 07008. The telephone number at this address is (732) 541-5445. Its website address is www.ursb.bank. Information on the website is not incorporated into this prospectus and should not be considered part of this prospectus.

Business Strategy

As a community bank, we believe that our reputation for providing personalized customer service is our strongest asset and most effective business strategy to continue to grow and be profitable. The proceeds from the stock offering will enable us to continue to implement prudent growth, and we plan to employ the following strategies to also maximize profitability:

•	Continue to grow our commercial real estate loan portfolio. At September 30, 2025, commercial real estate loans were the second largest component of our loan portfolio behind one- to four-family residential mortgage loans. Commercial real estate loans help to increase loan portfolio yield, thereby improving profitability, and reduce the average term to repricing of our loans, thereby improving interest rate risk management. The proceeds from the stock offering will allow us to compete for more and larger loan relationships with borrowers, primarily in our market area.

•	Continue to grow our commercial and industrial loan portfolio. At September 30, 2025, commercial and industrial loans were the third largest component of our loan portfolio behind one- to four family residential mortgage loans and commercial real estate loans. Like commercial real estate loans, commercial and industrial loans help to increase loan portfolio yield, thereby improving profitability, and reduce the average term to repricing of our loans, thereby improving interest rate risk management. The proceeds from the stock offering will allow us to compete for more and larger loan relationships with borrowers, primarily in our market area.

•	Continue to grow our consumer loan portfolio. The consumer loan portfolio increased to $16.9 million or 6.0% of total loans at September 30, 2025, from $137,000 or 0.1% of total loans at December 31, 2024, primarily due to loan purchases from third parties, including purchases of unsecured consumer loans. The proceeds from the stock offering will allow us to continue to grow this area of lending.

•	Continue our historical emphasis on residential mortgage lending. As a community bank, one- to four-family residential mortgage lending has been, and will continue to be, a significant portion of our lending activities. The proceeds from the stock offering will allow us to continue to grow this area of lending.

•	Continue to grow core deposits. We consider all deposits, other than certificates of deposits and brokered deposits, as core deposits. We have invested in and enhanced our online and mobile banking offerings to help gather core deposits. We intend to search for and hire a qualified business development officer to also help our efforts to gather core deposits. Our commercial and industrial lending activities are an avenue to increase our core deposits by offering the opportunity to capture the full banking relationship, including a deposit relationship, with these customers.

•	Grow organically and through opportunistic branching or acquisitions. We intend to grow our balance sheet organically on a managed basis. The capital we are raising in the conversion and stock offering will enable us to increase our lending and investment capacity. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance our franchise value and stockholder returns. These opportunities may include establishing new, or de novo, branch offices, acquiring branch offices, establishing loan production offices, or acquiring other financial institutions. The capital we are raising in the stock offering would help us fund any such opportunities that may arise. We have no current plans or intentions regarding any such expansion activities.

Our Organizational Structure and the Conversion

In October 1997, United Roosevelt Savings Bank completed a mutual holding company reorganization by converting from a mutual savings bank to a stock savings bank. Our current corporate organizational structure is as follows:

After the completion of the conversion and stock offering, our corporate organizational structure will be as follows:

Reasons for the Conversion

We believe the stock holding company form of organization will provide us with access to additional resources to expand the products and services we offer our customers. We believe that the additional capital raised in the stock offering will enable us to take advantage of business opportunities that may not otherwise be available to us, while retaining our commitment to remain an independent community bank. Our primary reasons for converting and raising additional capital through the stock offering are to:

•	better position United Roosevelt Savings Bank to remain an independent community bank by increasing its capital to enhance its financial strength;

•	support future growth in lending;

•	enable us to compete for, originate and retain larger loans and maintain larger lending relationships, particularly loans and relationships in our primary market area;

•	continue to invest in new technologies and personnel that will enable us to expand and enhance our products and services;

•	support our banking franchise as expansion opportunities may arise through targeted de novo branching, branch acquisitions, or financial institution acquisitions;

•	attract and retain qualified personnel by enabling us to establish stock-based benefit plans for management and employees that will give them an opportunity to share in our long-term success;

•	enhance our community ties by providing our customers and community members with the opportunity to acquire an ownership interest in United Roosevelt Savings Bank through URSB Bancorp; and

•	establish a charitable foundation, and fund it with shares of URSB Bancorp common stock and cash, to support charitable organizations operating in our local communities now and in the future.

As of September 30, 2025, United Roosevelt Savings Bank was considered “well capitalized” for regulatory purposes and was not subject to a directive or a recommendation from any regulator to raise capital. The proceeds from the stock offering will further increase our capital position.

Terms of the Stock Offering

We are offering for sale between 1,487,500 shares and 2,012,500 shares of common stock to eligible depositors of United Roosevelt Savings Bank, its tax qualified employee benefit plans and, to the extent shares remain available, to members of our local community and the general public. The number of shares of common stock to be sold may be increased to up to 2,314,375 shares as a result of demand for the shares or changes in the market for financial institution stocks. Unless the number of shares of common stock to be offered is increased to more than 2,314,375 shares or decreased to less than 1,487,500 shares, or the stock offering is extended beyond March 30, 2026, subscribers will not have the opportunity to change or cancel their stock orders once submitted.

The purchase price of each share of common stock to be sold the stock offering is $10.00. Investors will not be charged a commission to purchase shares of common stock.

Persons Who May Order Shares of Common Stock in the Stock Offering

We are offering the shares of common stock in a subscription offering in the following order of priority:

•	First, to depositors of United Roosevelt Savings Bank with aggregate account balances of at least $50.00 as of the close of business on June 30, 2024.

•	Second, to United Roosevelt Savings Bank’s qualified employee benefit plans, including its employee stock ownership plan (referred to as the “ESOP” throughout this prospectus) to be established in connection with the conversion and stock offering, which will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation. We expect the ESOP to purchase 8% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation.

•	Third, to depositors of United Roosevelt Savings Bank with aggregate account balances of at least $50.00 as of the close of business on December 31, 2025.

•	Fourth, to depositors of United Roosevelt Savings Bank as of the close of business on December 31, 2025, who do not have a higher purchase priority.

Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given to natural persons (including trusts of natural persons) residing in Middlesex and Monmouth Counties in New Jersey.

We also may offer shares of common stock not purchased in the subscription offering or the community offering for sale to the general public through a syndicated community offering, which will be managed by Janney Montgomery Scott LLC (referred to as “Janney Montgomery” throughout this prospectus). We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering, and our interpretation of the terms and conditions of the plan of conversion will be final, subject to the authority of the New Jersey Department of Banking and Insurance and the Board of Governors of the Federal Reserve System (referred to as the “Federal Reserve Board” throughout this prospectus). Any determination to accept or reject stock orders in the community offering or the syndicated community offering will be based on the facts and circumstances available to management at the time of the determination.

If we receive orders for more shares than we are offering for sale, we may not be able to fill your order fully or partially. Shares will be allocated first to categories in the subscription offering. A detailed description of the subscription offering, the community offering and the syndicated community offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Stock Offering.”

How We Determined the Offering Range

General. The amount of common stock that we are offering is based on an independent appraisal of the estimated market value of URSB Bancorp, assuming the conversion and stock offering is completed. RP Financial, LC. (referred to as “RP Financial” throughout this prospectus), our independent appraiser, has estimated that, as of August 5, 2025, as updated as of October 29, 2025, this market value (including the value of the shares to be contributed to the charitable foundation) was $17.7 million. Based on applicable state and federal regulations, this market value forms the midpoint of a valuation range with a minimum of $15.1 million and a maximum of $20.3 million. Based on this valuation range and the $10.00 per share price, the number of shares of common stock being offered for sale in the stock offering ranges from 1,487,500 shares to 2,012,500 shares. The purchase price of $10.00 per share was selected primarily because it is the most commonly used price in mutual-to-stock conversions of financial institutions. RP Financial will update its appraisal before we complete the conversion and offering. If, as a result of demand for the shares or changes in market conditions, RP Financial determines that our estimated pro forma market value has increased, we may sell up to 2,314,375 shares in the stock offering without further notice to you. If our pro forma market value at the time of the completion of the conversion and offering is either below $15.1 million (including the value of the shares to be contributed to the charitable foundation) or above $23.3 million (including the value of the shares to be contributed to the charitable foundation), then, after consulting with the New Jersey Department of Banking and Insurance and the Federal Reserve Board, we may terminate the stock offering and promptly return all funds with interest; set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by our regulators.

RP Financial also considered that we intend to contribute an additional 20,000 shares of common stock (valued at $10.00 per share) and $200,000 in cash, for a total contribution of $400,000, to a charitable foundation that we intend to establish and fund in connection with the conversion and stock offering. The intended contribution of cash and shares of common stock to our charitable foundation reduces our estimated pro forma valuation.

Adjustments to Independent Appraisal. RP Financial made certain downward adjustments to the estimated pro forma market value of URSB Bancorp relative to the peer group. Slight downward adjustments relative to the peer group were made for financial condition, profitability, growth and viability of earnings, dividends and liquidity of the shares. The downward adjustment for financial condition took into consideration URSB Bancorp’s lower pro forma capital position as a percent of assets, less favorable funding composition and lower balance sheet liquidity relative to the comparable peer group measures. The downward adjustment for profitability, growth and viability of earnings took into consideration URSB Bancorp’s less favorable efficiency ratio and lower pro forma core earnings as a percent of equity and assets relative to the comparable peer group measures. The downward adjustment for dividends took into consideration URSB Bancorp’s less favorable capacity to pay dividends based on its lower pro forma earnings in comparison to the peer group’s earnings. The downward adjustment for liquidity of the shares took into consideration URSB Bancorp’s lower pro forma market capitalization and shares outstanding relative to the comparable peer group measures. No adjustments were made relative to the peer group for asset growth, primary market area, marketing of the issue, management, or effect of government regulations and regulatory reform. For additional information, see “The Conversion and Stock Offering – Adjustments to Independent Appraisal.”

Peer Group. The appraisal is based in part on our financial condition and results of operations, the pro forma effect of the capital raised by the sale of shares of common stock in the stock offering, and an analysis of the following peer group of publicly traded savings and loan holding companies and bank holding companies that RP Financial considered comparable to us:

Company Name (Ticker Symbol)	Exchange	Headquarters	Total Assets (in millions) (1)
Affinity Bancshares, Inc. (AFBI)	Nasdaq	Covington, GA	$934
BV Financial, Inc. (BVFL)	Nasdaq	Baltimore, MD	908
Catalyst Bancorp, Inc. (CLST)	Nasdaq	Opelousas, LA	274
Central Plains Bancshares, Inc. (CPBI)	Nasdaq	Grand Island, NE	501
Fifth District Bancorp, Inc. (FDSB)	Nasdaq	New Orleans, LA	540
Home Federal Bancorp, Inc. of Louisiana (HFBL)	Nasdaq	Shreveport, LA	609
IF Bancorp, Inc. (IROQ)	Nasdaq	Watseka, IL	888
Magyar Bancorp, Inc. (MGYR)	Nasdaq	New Brunswick, NJ	987
SR Bancorp, Inc. (SRBK)	Nasdaq	Bound Brook, NJ	1,084
Texas Community Bancshares, Inc. (TCBS)	Nasdaq	Mineola, TX	444

(1)	Total assets are as of June 30, 2025.

Selected Pricing Ratios. The following table presents a summary of our selected pricing ratios (on a pro forma basis) as of and for the twelve months ended September 30, 2025 and for the peer group as of and for the twelve months ended June 30, 2025 (or the last twelve months for which data are available), with stock prices as of October 29, 2025, as disclosed in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 69.9% on a price-to-earnings basis, a discount of 34.4% on a price-to-book value basis and a discount of 37.5% on a price-to-tangible book value basis.

	Price-to-earnings multiple (1)		Price-to-book value ratio	Price-to-tangible book value ratio
URSB Bancorp (pro forma, assuming completion of the conversion and stock offering)
Adjusted Maximum	36.82	x	62.03%	62.03%
Maximum	33.08	x	58.07%	58.07%
Midpoint	29.63	x	54.17%	54.17%
Minimum	25.98	x	49.65%	49.65%

Valuation of peer group companies, all of which are fully converted (historical)
Averages	17.44	x	82.61%	86.64%
Medians	17.32	x	84.96%	91.19%

(1)	Price-to-earnings multiples calculated by RP Financial for the independent appraisal are based on an estimate of “core” or recurring earnings. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value. You should not assume or expect that our valuation as indicated in the appraisal means that, after the conversion and stock offering, the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were used by RP Financial to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Stock Offering – Determination of Share Price and Number of Shares to be Issued.”

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25. Generally, no individual, or individuals exercising subscription rights through a single qualifying account held jointly, may purchase more than 20,000 shares ($200,000) of common stock. Additionally, if any of the following persons purchase shares of common stock, their purchases, in all categories of the stock offering, will be combined with your purchases and may not exceed 50,000 shares ($500,000):

•	Any person related to you by blood or marriage who either shares the same home as you or is a director or officer of United Roosevelt, MHC, United Roosevelt Bancorp or United Roosevelt Savings Bank;

•	most companies, trusts or other entities in which you are a senior officer, partner, trustee or have a substantial beneficial interest; or

•	other persons who may be your associates or persons acting in concert with you.

See the detailed descriptions of “acting in concert” and “associate” in “The Conversion and Stock Offering – Limitations on Common Stock Purchases.”

Subject to regulatory approval, we may increase or decrease the purchase limitations at any time. See “The Conversion and Stock Offering – Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock in the Subscription Offering and the Community Offering

In the subscription offering and any community offering, you may pay for your shares only by:

•	personal check, bank check or money order, from the purchaser of shares, made payable directly to URSB Bancorp, Inc.;

•	authorizing us to withdraw available funds (without any early withdrawal penalty) from your United Roosevelt Savings Bank deposit account(s), other than checking accounts or individual retirement accounts (IRAs); or

•	cash.

Cash will be accepted only at United Roosevelt Savings Bank’s main office located at 11-15 Cooke Avenue, Carteret, New Jersey, and will be converted to a bank check. Do not remit cash by mail.

By law, United Roosevelt Savings Bank is prohibited from lending funds to anyone to purchase shares of common stock in the stock offering. Additionally, you may not use any type of third party check to pay for shares of common stock. Wire transfers will not be accepted. You may not submit a United Roosevelt Savings Bank line of credit check for payment. You may not designate a withdrawal from United Roosevelt Savings Bank’s line of credit accounts with check-writing privileges. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount and we will immediately withdraw the amount from your checking account(s). You may not authorize direct withdrawal from a retirement account at United Roosevelt Savings Bank. See “—Using Retirement Account Funds to Purchase Shares of Common Stock in the Subscription and Community Offerings.”

You may subscribe for shares of common stock in the subscription offering and any community offering by delivering a signed and completed original stock order form, together with full payment payable to URSB Bancorp, Inc. or authorization to withdraw funds from one or more of your United Roosevelt Savings Bank eligible deposit accounts, provided that the stock order form is received before 4:00 p.m., Eastern time, on February 12, 2026, which is the expiration of the subscription offering period. You may submit your stock order form and payment by mail using the postage paid stock order reply envelope provided or by paying for overnight delivery to the address listed on the stock order form. You may also hand-deliver stock order forms to our main office located at 11-15 Cooke Avenue, Carteret, New Jersey. Hand-delivered stock order forms will be accepted only at this location. We will not accept stock order forms at the other office of United Roosevelt Savings Bank. Do not mail stock order forms to any of United Roosevelt Savings Bank’s offices.

See “The Conversion and Stock Offering – Procedure for Purchasing Shares in the Subscription and Community Offerings – Payment for Shares” for a complete description of how to purchase shares in the subscription offering and any community offering.

Using Retirement Account Funds to Purchase Shares of Common Stock in the Subscription and Community Offerings

You may be able to subscribe for shares of common stock using funds in your IRA or other retirement account at United Roosevelt Savings Bank. If you wish to use some or all of the funds in your United Roosevelt Savings Bank IRA or other retirement account, the applicable funds must be transferred to a self-directed account maintained by an independent custodian or trustee, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent custodian or trustee. Because individual circumstances differ and the processing of IRA or other retirement account orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the February 12, 2026 offering deadline, for assistance with purchases using funds in your IRA or other retirement account you may have at United Roosevelt Savings Bank or elsewhere. Whether you may use such funds to purchase shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

See “The Conversion and Stock Offering – Procedure for Purchasing Shares in the Subscription and Community Offerings – Payment for Shares” and “—Using Individual Retirement Account Funds” for a complete description of how to use IRA funds to purchase shares of common stock in the stock offering.

Purchases by Executive Officers and Directors and Ownership by Benefit Plans

We expect our directors and executive officers, together with their associates, to subscribe for 70,000 shares ($700,000) of common stock in the stock offering, or 4.7% of the shares to be sold at the minimum of the offering range (excluding shares to be issued to the charitable foundation). Our directors and executive officers will pay the same $10.00 per share price for the common stock as all other subscribers in the stock offering. Purchases of the common stock by our directors and executive officers are for investment purposes for these individuals and not with a view towards resale, and pursuant to applicable conversion regulations, our directors and executive officers generally will not be permitted to sell any shares of the common stock that they purchase in the stock offering for a period of at least one year from the closing of the conversion and stock offering. See “Subscriptions by Directors and Executive Officers.”

Additionally, we expect the ESOP to purchase 8% of the sum of the number of shares of common stock sold the stock offering and contributed to the charitable foundation. We also expect, following completion of the conversion and stock offering and subject to stockholder approval, to adopt and implement one or more stock-based benefit plans. If and when the shares authorized by these plans are granted to our officers and directors, their stock ownership will increase. See “ – Benefits to Management and Potential Dilution to Stockholders Following the Conversion and Stock Offering.”

How We Intend to Use the Proceeds From the Stock Offering

Assuming the sale of 1,750,000 shares of common stock in the stock offering at the midpoint of the offering range, resulting in net proceeds of $15.8 million, URSB Bancorp intends to distribute the net proceeds as follows:

•	invest $7.9 million (50.0% of net proceeds) in United Roosevelt Savings Bank;

•	loan $1.4 million (9.0% of net proceeds) to the ESOP to fund its purchase of shares of common stock in the stock offering;

•	contribute $200,000 (1.3% of net proceeds) to the charitable foundation; and

•	retain the remaining $6.3 million (39.7% of net proceeds) for itself.

URSB Bancorp may use its portion of the net proceeds for investments, to pay cash dividends, to repurchase shares of common stock and for other general corporate purposes, subject to regulatory approval as applicable. The funds United Roosevelt Savings Bank receives from URSB Bancorp will increase its capital position to support increased lending.

Both the net proceeds retained by URSB Bancorp and the net proceeds contributed by URSB Bancorp to United Roosevelt Savings Bank also may be used for future business expansion through de novo branching, branch acquisitions, or acquisitions of financial institutions. There are no current arrangements or agreements with respect to any such expansion activities. Initially, a substantial portion of the net proceeds will be invested in short-term investments consistent with our investment policy.

We do not anticipate that the number of shares we sell in the stock offering will significantly change the respective uses of proceeds by United Roosevelt Savings Bank and URSB Bancorp. See “How We Intend to Use the Proceeds From the Stock Offering” for more information on the proposed use of the proceeds from the stock offering, including a table showing the distribution of net proceeds at different points in the offering range.

Contribution of Cash and Shares of Common Stock to Charitable Foundation

To further our commitment to our local community, we intend to establish and fund a charitable foundation in connection with the conversion and stock offering. The charitable foundation will be dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate now and may operate in the future. We intend to fund the charitable foundation with 20,000 shares of our common stock (valued at $10.00 per share) and $200,000 in cash, for a total contribution of $400,000. We expect to record an after-tax expense of approximately $288,000 (based on an effective combined federal/state tax rate of 28.0%) during the quarter in which the conversion and stock offering is completed as a result of the contribution of shares of common stock and cash to the charitable foundation, which will reduce our earnings.

The charitable foundation will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets. Assuming there is no change in the value of the initial contribution of $400,000, the charitable foundation is expected to make contributions totaling approximately $20,000 in its first year of operation.

The contribution of shares of common stock to the charitable foundation will dilute the voting interests of purchasers of shares of our common stock in the stock offering. For further information, see “Risk Factors – Risks Related to Our Contribution to the Charitable Foundation – The contribution to the charitable foundation will dilute your ownership interest and adversely affect net income in the year in which we consummate the conversion and stock offering.”

If we did not intend to establish and fund the charitable foundation, we would be offering more shares of common stock for sale in the stock offering. For further information, see “Comparison of Independent Valuation and Pro Forma Information With and Without Charitable Foundation.”

For additional information regarding the charitable foundation, see “URSB Charitable Foundation, Inc.”

You May Not Sell or Transfer Your Subscription Rights

Applicable regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights or the shares that you are purchasing. We intend to take legal action, including reporting persons to federal or state agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe you have sold or transferred your subscription rights. On the stock order form, you cannot add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation.

Deadline for Orders of Shares of Common Stock in the Subscription and Community Offerings

The deadline for submitting orders to purchase shares of common stock in the subscription offering and, if held, in the community offering is 4:00 p.m., Eastern time, on February 12, 2026, unless we extend this deadline. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 4:00 p.m., Eastern time, on February 12, 2026, whether or not we have been able to locate each person entitled to subscription rights.

See “The Conversion and Stock Offering – Procedure for Purchasing Shares in the Subscription and Community Offerings – Expiration Date” for a complete description of the deadline for purchasing shares in the stock offering.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 1,487,500 shares of common stock in the stock offering (not counting the shares to be contributed to our charitable foundation), we may take additional steps to complete the stock offering, specifically:

•	increase the purchase limitations; and/or

•	seek regulatory approval, to the extent required, to extend the stock offering beyond March 30, 2026, so long as we resolicit persons that have previously subscribed in the stock offering.

If we extend the stock offering beyond March 30, 2026, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. If you do not respond during that period of time, your stock order will be cancelled, and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.10% per annum from the date the stock order was processed. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount will be given the opportunity to increase their subscriptions up to the newly applicable limit.

Possible Change in the Offering Range

RP Financial will update its appraisal before we complete the conversion and stock offering. If, as a result of demand for the shares, changes in market conditions or changes to our financial condition, operating results or other aspects of our business, RP Financial determines that our pro forma market value has increased, we may sell up to 2,314,375 shares in the stock offering without further notice to you. If our pro forma market value (including the value of the shares to be contributed to the charitable foundation) at that time is either below $15.1 million or above $23.3 million, then, after consulting with the Federal Reserve Board and the New Jersey Department of Banking and Insurance, we may:

•	terminate the stock offering, cancel deposit account withdrawal authorizations and promptly return all funds received in the stock offering with interest at 0.10% per annum;

•	set a new offering range; or

•	take such other actions as may be permitted, to the extent such permission is required, by the New Jersey Department of Banking and Insurance, the Federal Reserve Board, the Securities and Exchange Commission (referred to as the “SEC” throughout this prospectus) and the Financial Industry Regulatory Authority.

If we set a new offering range, we will promptly return funds, with interest at 0.10% per annum for funds received in the stock offering, cancel deposit account withdrawal authorizations and commence a resolicitation. In connection with the resolicitation, we will notify subscribers of their right to place a new stock order for a specified period of time.

Possible Termination of the Stock Offering

We may terminate the stock offering at any time with the approval, to the extent such approval is required, of the New Jersey Department of Banking and Insurance and the Federal Reserve Board.

We must sell a minimum of 1,487,500 shares to complete the stock offering (not including the shares we intend to contribute to the charitable foundation). If we terminate the stock offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at 0.10% per annum, and we will cancel deposit account withdrawal authorizations.

Conditions to Completion of the Conversion and Stock Offering

We cannot complete the conversion and stock offering unless:

•	the plan of conversion is approved by at least a majority of the votes eligible to be cast by depositors of United Roosevelt Savings Bank;

•	we have received and accepted valid orders to purchase at least 1,487,500 shares of common stock offered for sale; and

•	we receive all required final approvals of the New Jersey Department of Banking and Insurance and the Federal Reserve Board to complete the conversion and stock offering.

Benefits to Management and Potential Dilution to Stockholders Following the Conversion and Stock Offering

We expect the ESOP to purchase 8% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation, or 162,600 shares of common stock assuming we sell 2,012,500 shares at the maximum of the offering range.

We also intend to implement one or more stock-based benefit plans after the completion of the conversion and stock offering. Stockholder approval of these plans will be required, and the stock-based benefit plans cannot be implemented until at least six months after the completion of the conversion and stock offering pursuant to applicable regulations. We have not yet determined whether we will present these plans for stockholder approval within 12 months following the completion of the conversion and stock offering or more than 12 months after the completion of the conversion and stock offering. If presented more than 12 months after the completion of the conversion and stock offering, these plans would require the approval of our stockholders by a majority of votes cast; otherwise, they would require the approval of our stockholders by a majority of votes eligible to be cast. Further, several restrictions would apply to these plans if adopted within one year of the conversion and stock offering (and with regard to vesting, within three years), including limits on awards to non-employee directors and officers and on vesting. See “Management – Benefits to be Considered Following Completion of the Conversion

and Stock Offering.” For example, if adopted within 12 months following the completion of the conversion and stock offering, the stock-based benefit plans will reserve a number of shares of common stock equal to not more than 4% of the shares issued in the conversion and stock offering (including shares contributed to the charitable foundation) for restricted stock awards to key employees and directors, at no cost to the recipients, and will also reserve a number of stock options equal to not more than 10% of the sum of the shares of common stock sold in the stock offering and contributed to the charitable foundation for key employees and directors.

If 4% of the sum of the shares of common stock sold in the stock offering and contributed to the charitable foundation are awarded under a stock-based benefit plan and come from authorized but unissued shares of common stock, stockholders would experience dilution of up to 3.85% in their ownership interest in URSB Bancorp. If 10% of the sum of the shares of common stock sold in the stock offering and contributed to the charitable foundation are issued upon the exercise of options granted under a stock-based benefit plan and come from authorized but unissued shares of common stock, stockholders would experience dilution of 9.09% in their ownership interest in URSB Bancorp.

In connection with the conversion and stock offering, we intend to enter into employment agreements and change in control agreements with certain of our executive officers. See “Management – Executive Compensation” for a further discussion of these agreements, including their terms and potential costs, as well as a description of other benefits arrangements.

The following table summarizes the number of shares of common stock and aggregate dollar value of grants (valuing each share granted at the offering price of $10.00) that will be available under the ESOP and one or more stock-based benefit plans if such plans are adopted within one year following the completion of the conversion and stock offering. The table shows the dilution to stockholders if all these shares are issued from authorized but unissued shares, instead of shares purchased in the open market. The table also sets forth the number of shares of common stock to be acquired by the ESOP for allocation to all employees. A portion of the stock awards and stock option grants shown in the table below may be made to non-management employees.

	Number of Shares to be Granted or Purchased (1)				Value of Grants (3)
			Percentage of	Dilution
			Common	Resulting
			Stock Sold in	From
			Stock	Issuance of		At
	At	At Adjusted	Offering and	Shares for	At	Adjusted
	Minimum	Maximum of	Contributed	Stock	Minimum	Maximum
	of Offering	Offering	to Charitable	Benefit	of Offering	of Offering
	Range	Range	Foundation (2)	Plans	Range	Range

(Dollars in thousands)
ESOP	120,600	186,750	8.00%	—%	$1,206	$1,868
Stock awards	60,300	93,375	4.00	3.85	603	934
Stock options	150,750	233,438	10.00	9.09	702	1,088
Total	331,650	513,563	22.00%	12.28	$2,511	$3,890

(1)	The stock-based benefit plans may award a greater number of options and shares, respectively, if the plans are adopted more than 12 months after the completion of the conversion.
(2)	For plans adopted within 12 months of the completion of the conversion, applicable regulations permit stock awards to encompass up to 4.0% and the ESOP and stock awards to encompass in the aggregate up to 12.0% of the sum of the shares sold in the stock offering and contributed to the charitable foundation, provided United Roosevelt Savings Bank has tangible capital of 10.0% or more following the conversion and stock offering.
(3)	The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $4.66 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0%; an expected option life of 10 years; a risk-free interest rate of 4.16%; and an expected volatility rate of 26.06% based on an index of publicly traded thrift institutions. The actual expense of stock options granted under a stock-based benefit plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted, which may or may not be the Black-Scholes model.

Market for Common Stock

There is no current public or private market for our common stock. We anticipate that the shares of common stock sold in the stock offering and contributed to the charitable foundation will be quoted on the OTCQB Market following the completion of the conversion and stock offering. Janney Montgomery has advised us that it intends to make a market in the common stock following the completion of the conversion and stock offering, but it is not obligated to do so. See “Market for the Common Stock.”

Our Policy Regarding Dividends

Following the conversion and stock offering, our board of directors will be authorized to declare and pay dividends on our shares of common stock. The determination by the board of directors of whether to declare a dividend and the amount of any such dividend is subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No decision has been made with respect to the amount, if any, and timing of any dividend payments. We cannot assure you that we will pay dividends in the future, or that, if paid, such dividends will not be reduced or eliminated in the future. For information regarding our proposed dividend policy, see “Our Policy Regarding Dividends.”

Material Income Tax Consequences

The conversion qualifies as a tax-free reorganization. Neither United Roosevelt, MHC, United Roosevelt Bancorp, URSB Bancorp, United Roosevelt Savings Bank nor persons eligible to subscribe in the subscription offering will recognize any gain or loss as a result of the conversion. See “The Conversion and Stock Offering – Material Income Tax Consequences” for a complete discussion of the income tax consequences of the conversion and stock offering.

Delivery of Shares of Common Stock

All shares of common stock sold in the subscription offering and any community offering will be issued in book entry form and held electronically on the books of our transfer agent. Stock certificates will not be issued. Our transfer agent will mail a statement reflecting ownership of shares of common stock sold in the stock offering to the persons entitled thereto at the address noted by them on their stock order form as soon as practicable following consummation of the conversion and stock offering . Shares of common stock sold in any syndicated community offering may be delivered electronically through the services of The Depository Trust Company. We expect trading in the common stock to begin on the business day of or on the business day immediately following the completion of the conversion and stock offering. It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Emerging Growth Company Status

URSB Bancorp qualifies as an “emerging growth company” under the federal securities laws. For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies. See “Risk Factors – Risks Related to Laws and Regulations – We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors” and “Supervision and Regulation – Emerging Growth Company Status.”

We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of the conversion and stock offering; (ii) the first fiscal year after our annual gross revenues are $1.235 billion (adjusted for inflation) or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year. Assuming the conversion and stock offering is completed in 2026, we would expect to lose emerging growth company status effective December 31, 2031.

A company that qualifies as an emerging growth company may elect to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. This election must be made when the company is first required to file a registration statement with the SEC and it is irrevocable during the period the company qualifies as an emerging growth company. We have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

How You Can Obtain Additional Information – Stock Information Center

By law, our banking personnel may not assist with investment-related questions about the stock offering. If you have any questions regarding the conversion and stock offering, call our Stock Information Center at 1-(866) 344-7952 (toll-free). The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time, and will be closed on bank holidays.

Important Risks in Owning URSB Bancorp Common Stock

An investment in our common stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these and other risks under “Risk Factors” beginning on page 15, before investing in our common stock.

Specific areas of risk related to our business include those related to: our lending activities; market interest rates; economic conditions; our funding; laws and regulations; competitive matters; operational matters; and accounting matters.

Specific risks related to the stock offering include those related to the future trading price of our common stock; the use of the net offering proceeds; the trading market for our common stock; our return on equity after the completion of the stock offering; intended new stock-based benefit plans; anti-takeover factors; a forum selection provision for certain litigation; the irrevocability of your investment decision; and potential adverse tax consequences related to subscription rights

Specific risks related to the contribution to the charitable foundation include dilution and adverse effect on net income and the deductibility of the contribution.

Before making an investment decision, you should read this entire prospectus carefully, including the consolidated financial statements and related notes appearing elsewhere in this prospectus and the section entitled “Risk Factors” that immediately follows and discusses the above risks in further detail.

RISK FACTORS

You should carefully consider the following risk factors, in addition to all other information in this prospectus, in evaluating an investment in the shares of common stock of URSB Bancorp.

Risks Related to Our Lending Activities

Our commercial and industrial loans involve credit risks that could adversely affect our financial condition and results of operations.

At September 30, 2025, commercial and industrial loans totaled $44.8 million, or 15.8% of total loans. Unlike residential real estate loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income and are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made based on the borrower’s ability to make repayment from the cash flows of the borrower’s business, and any collateral securing these loans may be difficult to appraise, may fluctuate in value, and may depreciate over time. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Commercial and industrial loans also typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, our commercial and industrial loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may be more difficult to appraise, control or collect and may be more susceptible to fluctuation in value at the time of default. As our commercial and industrial loan portfolio increases, the corresponding risks and potential for losses from these loans may also increase.

Our commercial real estate loans and multi-family mortgage loans involve credit risks that could adversely affect our financial condition and results of operations.

At September 30, 2025, commercial real estate loans totaled $67.2 million, or 23.7% of total loans, and multi-family mortgage loans totaled $16.6 million, or 5.9% of total loans. Given their larger balances and the complexity of the underlying collateral, commercial real estate loans and multi-family mortgage loans generally have more risk than the one- to four-family residential real estate loans we originate. They also typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, if we foreclose on commercial real estate loans or multi-family mortgage loans, our holding period for the collateral may be longer than for a single-family residential property if there are fewer potential purchasers of the collateral. Furthermore, if loans that are collateralized by commercial real estate or by multi-family property become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan. Because the repayment of commercial real estate loans and multi-family mortgage loans depends on the successful management and operation of the borrower’s properties or related businesses, their repayment can be affected by adverse conditions in the local real estate market or economy. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower’s business, thereby increasing the risk of non-performing loans. As our commercial real estate loan and multi-family mortgage loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

Our construction loans involve credit risks that could adversely affect our financial condition and results of operations.

At September 30, 2025, construction loans totaled $4.1 million, or 1.5% of total loans. Construction lending involves additional risks when compared with permanent mortgage lending because funds are advanced upon the security of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. If the appraised value of a completed project proves to be overstated, the loan may be inadequately secured and we may incur a loss. As our construction loan portfolio increases, the corresponding risks and potential for losses from these loans may also increase.

A substantial portion of our consumer loan portfolio is unsecured.

At September 30, 2025, our consumer loan portfolio totaled $16.9 million, of which $8.4 million were unsecured consumer loans purchased from third parties. Should an unsecured loan default, we would incur the entire loss of the default balance because there is no collateral to liquidate to recoup all or part of the default balance, which would adversely affect our financial condition and results of operations. We intend to continue to purchase unsecured consumer loans.

A substantial portion of our consumer loan portfolio is unseasoned.

Our consumer loan portfolio has increased from $137,000, or 0.1% of total loans, at December 31, 2024 to $16.9 million, or 6.0% of total loans, at September 30, 2025. This growth is primarily due to the purchase of consumer loans, both secured and unsecured, from third parties beginning in the first half of 2025. These purchased loans have a heightened degree of credit risk because they are unseasoned in that we do not have a significant payment history with the borrowers with which to judge future performance and collectability and these loans have not been subjected to a full business cycle that includes unfavorable economic conditions over a sustained time period. Consequently, it is difficult to predict the future performance of these loans. These loans may have delinquency and/or charge-off levels above our expected levels, which would adversely affect our financial condition and results of operations. We intend to continue to purchase consumer loans, both secured and unsecured.

Our historical emphasis on one- to four-family residential mortgage loans exposes us to lending risks.

At September 30, 2025, one- to four-family residential mortgage loans totaled $129.8 million, or 45.9% of total loans. One- to four-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the borrowers’ ability to meet their loan payment obligations, making loss levels difficult to predict. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

A majority of our loans are made to borrowers and secured by collateral within our primary market area. As a result, we face greater risk of loan defaults and losses if there is economic downturn in our primary market area, as adverse economic conditions may have a negative effect on the ability of our borrowers to make timely repayments on their loans. Although our primary market area consists of diverse businesses and there is no single employer group concentration that impacts a significant number of our customers, a significant rise in unemployment and/or personal or business bankruptcies and a significant decline in real estate values are the primary factors that would have a material adverse effect on our primary market area, including its commercial real estate market. Furthermore, a return of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans, investments, and collateral securing our loans, and our ongoing operations, costs and profitability. Any of these negative events may result in higher-than-expected loan delinquencies, increase our levels of nonperforming and classified assets, and reduce demand for our products and services, which may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

If our allowance for credit losses is not sufficient to cover actual credit losses, our earnings could decrease.

We maintain an allowance for credit losses, which is established through a provision for credit losses that represents management’s best estimate of the current expected losses within the loan portfolio. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions or the results of our analyses are incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance for credit losses would materially decrease our profitability.

We adopted the Current Expected Credit Loss, or “CECL,” standard on January 1, 2023. CECL requires financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for credit losses. This change required us to increase our allowance for credit losses, and to increase the types of data we need to collect and review to determine the appropriate level of the allowance for credit losses. We recorded a provision of $187,000 to the allowance for credit losses on loans as a result of the adoption of CECL.

In addition, our bank regulators and independent auditors periodically review our allowance for credit losses and, as a result of such reviews, we may be required to increase our provision for credit losses or recognize further loan charge-offs. However, regulatory agencies and independent auditors are not directly involved in the process of establishing the allowance for credit losses, as the process is our responsibility and any adjustment of the allowance is the responsibility of our management. Any increase in our allowance for credit losses or loan charge-offs as a result of such review or otherwise may have a material adverse effect on our financial condition and results of operations.

Environmental liability associated with our lending activities could result in losses.

In the course of business, we may acquire, through foreclosure, properties securing loans originated or purchased that are in default. Particularly in commercial real estate lending, there is a risk that material environmental violations could be discovered on these properties. In this event, we might be required to remedy these violations at the affected properties at our sole cost and expense. The cost of remedial action could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on our financial condition and results of operations.

Risks Related to Market Interest Rates

Prevailing high market interest rates have reduced our profits and asset values.

Net income is the amount by which net interest income and non-interest income exceed non-interest expense and the provision for loan losses. Net interest income makes up a majority of our income and is based on the difference between:

•	the interest income we earn on interest-earning assets, such as loans and securities; and

•	the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

Like many savings institutions, our interest-bearing liabilities generally have shorter contractual maturities than our interest-earning assets. Furthermore, the rates we earn on our other interest-earning assets and the rates we pay on our interest-bearing liabilities are generally fixed for a contractual period of time. This imbalance can create significant earnings volatility because market interest rates change over time. Generally, in a period of declining interest rates, the interest income we earn on our interest-earning assets may decrease more rapidly than the interest we pay on our interest-bearing liabilities, as borrowers prepay mortgage loans and as mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower, prevailing interest rates. Conversely, in a period of rising interest rates, the interest income we earn on our interest-earning assets may not increase as rapidly as the interest we pay on deposits and other interest-bearing liabilities.

The high interest rate environment, coupled with the inverted interest rate yield curve until recently, has had an adverse effect on our net interest spread. An inverted interest rate yield curve is where short-term interest rates (which are typically the interest rates at which we and other financial institutions borrow funds and incur interest expense) are higher than long-term interest rates (which are typically the rates at which we and other financial institutions lend funds and earn interest income). Our net interest spread decreased from 2.71% for the year ended December 31, 2023 to 2.40% for the year ended December 31, 2024, then rose slightly to 2.45% for the nine months ended September 30, 2025.

Changes in market interest rates may also negatively affect the value of our assets, including the value of our available for sale investment securities, and ultimately affect our earnings. The value of available for sale investment securities generally decreases when market interest rates rise and generally increase when market interest rates decline. During the nine months ended September 30, 2025 and the years ended December 31, 2024 and 2023, we incurred after-tax net unrealized gains on available for sale investment securities $429,000, $53,000 and $283,000.

For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management of Market Risk.”

Risks Related to Economic Conditions

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Inflation rose sharply at the end of 2021 and remained elevated through the first half of calendar 2024, before beginning to moderate in the latter half of 2024 and into calendar 2025. However, inflation levels continue to exceed the Federal Reserve Board’s long-term target of 2.0%. As discussed above under “– Risks Related to Market Interest Rates – Prevailing high market interest rates have reduced our profits and asset values,” as inflation increases and market interest rates rise, the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers, particularly small- to medium-sized businesses that are unable to leverage economics of scale to mitigate rising costs compared to larger businesses, are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

Local and regional economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions, especially local conditions, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could more negatively affect us compared to a financial institution that operates with more geographic diversity:

•	demand for our products and services may decline;

•	loan delinquencies, problem assets and foreclosures may increase;

•	collateral for loans, especially real estate, may decline in value, reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, tariff wars, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty relationships, such as counterparties with whom we engage in interest rate swap transactions, and other relationships. We have exposure to several different counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers, dealers, and other financial institutions. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or by other institutions and organizations. Many of these transactions expose us to credit risk in the event of default of our counterparty. In addition, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices insufficient to recover the full amount of the financial instrument exposure due to us. There is no assurance that any such losses would not materially and adversely affect our financial condition and results of operations.

Risks Related to Our Funding

Our inability to generate core deposits may cause us to rely more heavily on wholesale funding strategies for funding and liquidity needs, which could have an adverse effect on our profitability.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also receive funds from loan repayments, investment maturities and income on other interest-earning assets. While we emphasize generating transaction accounts, we cannot guarantee if and when this will occur. Further, the considerable competition for deposits in our market area also has made, and may continue to make, it difficult for us to obtain reasonably priced deposits. Moreover, deposit balances can decrease if customers perceive alternative investments as providing a better risk/return tradeoff. If we are not able to increase our lower-cost transactional deposits at a level necessary to fund our asset growth or deposit outflows, we may be forced seek other sources of funds, including other certificates of deposit, Federal Home Loan Bank advances, brokered deposits and lines of credit to meet the borrowing and deposit withdrawal requirements of our customers, which may be more expensive and have an adverse effect on our net interest margin and profitability. At September 30, 2025, brokered certificates of deposit represented 21.6% of our total deposits, with an average rate of 3.78% for the nine months ended September 30, 2025. In addition, if our capital levels fell such that we were no longer considered “well capitalized,” under federal law we would be subject to restrictions on accepting brokered deposits and on paying above-market rates for deposits. Additionally, if, based on a decrease in our tangible equity, the Federal Home Loan Bank of New York were to determine that we have inadequate capital levels, in its discretion, it may limit our ability to utilize Federal Home Loan Bank advances.

Our funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to depend more on these other sources, which may include Federal Home Loan Bank borrowings and brokered deposits, among others. Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected. Moreover, if United Roosevelt Savings Bank ceases to be categorized as “well capitalized” under banking regulations, it would be prohibited from accepting or renewing brokered deposits without FDIC consent.

Risks Related to Laws and Regulations

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

United Roosevelt Savings Bank is subject to extensive regulation, supervision and examination by New Jersey Department of Banking and Insurance and by the FDIC. Upon completion of the conversion and stock offering, URSB Bancorp will be subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors of United Roosevelt Savings Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the adequacy of the level of our allowance for credit losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are suspected, financial institutions are obligated to file suspicious activity reports with FinCEN. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on pursuing acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations. Furthermore, these rules and regulations continue to evolve and expand.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

URSB Bancorp qualifies as an “emerging growth company” under the federal securities laws. For as long as it continues to qualify as an emerging growth company, it may choose to take advantage of exemptions from various public company reporting requirements that are not available to public companies that do not qualify as emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. As an emerging growth company, URSB Bancorp also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that independent auditors of public companies audit a company’s internal control over financial reporting. In addition, as an emerging growth company, we have elected to take advantage of the extended transition periods for adopting new or revised financial accounting standards until the date they are required to be adopted by private companies (however, if any new or revised financial accounting standards would not apply to private companies, we would not be able to delay their adoption). Accordingly, our financial statements may not be comparable to those of public companies that adopt new or revised financial accounting standards as of an earlier date. Investors may find our common stock less attractive since we have chosen to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

We are also a smaller reporting company, and even if we no longer qualify as an emerging growth company, any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

In addition to qualifying as an emerging growth company, URSB Bancorp qualifies as a “smaller reporting company” under the federal securities laws. For as long as it continues to qualify as a smaller reporting company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies that are not available to companies that are not smaller reporting companies, including, but not limited to, reduced financial disclosure obligations and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Risks Related to Competitive Matters

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, financial technology or “fintech companies,” and unregulated or less regulated non-banking entities. Many of these competitors are substantially larger than we are and have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates and/or more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete for business and qualified employees in our market areas. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets.

Risks Related to Operational Matters

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend on the services of the members of our senior management team who direct our strategy and operations. Our executive officers and lending personnel possess substantial expertise, extensive knowledge of our markets and key business relationships. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. See “Management.”

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. We use various technology systems to manage our customer relationships, general ledger, investments, deposits, and loans. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations. We have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, including privacy breaches and cyber-attacks. Although we take protective measures and believe that we have not experienced any of the data breaches described above, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

If there is a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

We outsource critical operations to third-party service providers. Systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

We outsource a majority of our data processing requirements to third-party providers. Accordingly, our operations are exposed to the risk that these vendors will not perform according to our contractual agreements with them, or we also could be adversely affected if such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel, and our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may have to expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities. To our knowledge, the services and programs provided to us by third parties have not experienced any material security breaches resulting in the unauthorized disclosure of financial information relating to United Roosevelt Savings Bank or its customers. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

We are subject to litigation risk, and any pending or potential litigation may have an adverse effect on our business, financial condition and results of operations.

Although we are not a party to any material pending or potential legal proceedings, pending or potential legal proceedings, including class action lawsuits, can pose significant financial and other risks to our organization. Prosecuting or defending against a lawsuit or other legal proceeding is often costly. Legal issues, such as lawsuits, unenforceable contracts, and adverse judgments, can potentially disrupt our operations, potentially materially reduce our earnings, capital and liquidity, and otherwise materially and adversely affect our business, financial condition, results of operations, and reputation. See “Business of United Roosevelt Savings Bank – Legal Proceedings.”

We operate as a community bank and our ability to maintain our reputation, which is critical to the success of our business, may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity incidents and questionable or fraudulent activities of our customers. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, any or all of which could adversely affect our business and operating results.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of the conversion and stock offering, we will become a public reporting company. The obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We will make changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

Risks Related to Accounting Matters

Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing this prospectus, including United Roosevelt, MHC’s accompanying consolidated financial statements, as well as the periodic reports URSB Bancorp will be required to file with the SEC, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management’s best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. The area requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for credit losses.

Changes in accounting standards could affect reported earnings.

The regulatory bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Risks Related to the Stock Offering

The future price of our common stock may be less than the purchase price in the stock offering.

If you purchase shares of common stock in the stock offering, you may not be able to sell them at or above the $10.00 purchase price. The aggregate purchase price of the shares of common stock sold in the stock offering is based upon an independent third-party appraisal of the pro forma market value of URSB Bancorp. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock, and such appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. Our aggregate pro forma market value as reflected in the final independent appraisal may exceed the market price of our shares of common stock after the completion of the conversion and stock offering, which may result in our stock trading below the initial offering price of $10.00 per share. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. Price fluctuations in our common stock may be unrelated to our operating performance.

There will be a limited trading market in our common stock, which could hinder your ability to sell our common stock and may lower the market price of the stock.

We have never issued stock and, therefore, there is no current public or private trading market for our shares of common stock. Upon completion of the conversion and stock offering, we expect our common stock will be quoted on the OTCQB Market. We expect that our “public float,” which is the total number of our outstanding shares of common stock less the number of shares held by our employee stock ownership plan, by the charitable foundation and by our directors and executive officers, and which is used as a measure of shares available for trading, will be limited. The limited trading market could also result in a wider spread between the “bid” and “ask” prices for the common stock, which could make it more difficult to sell a large number of shares at one time and could mean a sale of a large number of shares at one time could depress the market price.

We have broad discretion in using the net proceeds of the stock offering. Our failure to effectively deploy the net proceeds of the stock offering may have an adverse effect on our financial performance and the value of our common stock.

We intend to invest between $6.6 million and $9.2 million of the net proceeds of the stock offering (or $10.7 million at the adjusted maximum of the offering range) in United Roosevelt Savings Bank. We also intend to use a portion of the net proceeds to make a cash contribution to the charitable foundation and fund a loan for the purchase of shares of common stock in the stock offering by the ESOP. United Roosevelt Savings Bank intends to use the net proceeds it receives to fund new loans, enhance existing products and services, invest in securities, or for other general corporate purposes. However, except for the loan to the ESOP and the cash contribution to the charitable foundation, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have broad discretion in determining the amount of the net proceeds we apply to different uses and when we apply or reinvest such proceeds. We have not established a timetable for investing the net proceeds, and, accordingly, we may not invest the net proceeds at a time that is most beneficial to URSB Bancorp, its stockholders, or United Roosevelt Savings Bank. For additional information see “How We Intend to Use the Proceed From the Stock Offering.”

The capital we raise in the stock offering may negatively impact our return on equity until we can fully implement our business plan. This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Our return on equity may be relatively low until we are able to implement our business plan and leverage the additional capital we receive from the stock offering. Although we anticipate increasing net interest income using proceeds of the stock offering, our return on equity will be reduced by the capital raised in the stock offering, higher expenses from the costs of being a public company, and added expenses associated with the ESOP and the stock-based benefit plan we intend to adopt. Until we can implement our business plan and increase our net interest income through investment of the proceeds of the stock offering, our return on equity may remain relatively low compared to our peer group, which may reduce the value of our shares.

Our stock-based benefit plans will increase our expenses, which will reduce our net income.

The ESOP intends to purchase 8% of the sum of the shares of common stock sold in the stock offering and contributed to the charitable foundation. The estimated cost of acquiring these shares is between $1.2 million at the minimum of the offering range and $1.9 million at the adjusted maximum of the offering range, assuming it is able to purchase all such shares in the stock offering. We will record an annual ESOP expense in an amount equal to the fair value of shares of common stock committed to be released to participating employees. If our common stock appreciates in value over time, this compensation expense will increase.

In addition, we intend to implement a stock-based benefit plan after the conversion and stock offering, subject to shareholder approval, which would increase our annual compensation and benefit expenses related to stock options and stock awards granted to participants under the stock-based benefit plan. The amount of these stock-related compensation and benefit expenses would depend on the number of options and stock awards granted, the fair value of the options and of our stock on the date of grant, the vesting period, and other factors that we cannot predict at this time. If we implement a stock-based benefit plan within one year following the completion of the conversion and stock offering, the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under the plan would be limited to 4% and 10%, respectively, of the sum of the shares of common stock sold in the stock offering and contributed to the charitable foundation. If we adopt a stock-based benefit plan more than 12 months after the completion of the conversion and stock offering, the plan could allow for greater amounts of restricted stock awards and stock options and, therefore, we could award restricted shares of common stock or grant options in excess of these amounts, which would further increase costs.

The estimated expense in the first year following the conversion and stock offering for shares purchased in the stock offering (or in the after-market if the stock offering is oversubscribed by the eligible account holders) by the ESOP and for a stock-based benefit plan implemented within one year after the conversion and stock offering, subject to receipt of shareholder approval of the stock-based benefit plan, is approximately $501,000 ($361,000 after tax based on an effective combined federal/state tax rate of 28.0%) at the adjusted maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share offering price as fair market value. Actual expense may be higher if the price of our common stock at the time the shares are allocated or awarded is greater than $10.00 per share. For further discussion of our proposed stock-based plans, see “Management – Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

The implementation of a stock-based benefit plan is likely to dilute your ownership interest.

We intend to adopt one or more new stock-based benefit plans following the conversion and stock offering. These plans may be funded either through open market purchases of our common stock or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of our common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of our stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plans through open market purchases, stockholders would experience a 9.09% dilution in ownership interest if newly issued shares of our common stock are used to fund stock options in an amount equal to 10% of the sum of the shares sold in the stock offering and contributed to the charitable foundation, and all such stock options are exercised, and a 3.85% dilution in ownership interest if newly issued shares of our common stock are used to fund grants of restricted common stock in an amount equal to 4% of the sum of shares sold in the stock offering and contributed to the charitable foundation. Such dilution would also reduce earnings per share. If we adopt the plans more than 12 months following the conversion, new stock-based benefit plans would not be subject to these size limitations and stockholders could experience even greater dilution.

Although the implementation of new stock-based benefit plans would be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined when we will adopt one or more stock-based benefit plans following the conversion and stock offering. Stock-based benefit plans adopted more than one year following the completion of the conversion and stock offering may exceed regulatory restrictions on the size of stock-based benefit plans adopted within one year, which would increase both our expenses and dilution to stockholders.

If we adopt stock-based benefit plans more than one year following the completion of the conversion and stock offering, then grants of shares of common stock or stock options under our proposed stock-based benefit plans may exceed 4% and 10%, respectively, of the sum of shares of common stock sold in the stock offering and contributed to the charitable foundation. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “– Our stock-based benefit plans will increase our expenses, which will reduce our net income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “– The implementation of a stock-based benefit plan is likely to dilute your ownership interest.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the timing of implementation will be at the discretion of our board of directors.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of URSB Bancorp’s articles of incorporation and bylaws and of federal and state banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of URSB Bancorp without the approval of its board of directors. Federal regulations applicable to the conversion and stock offering provide that for a period of three years following completion of the conversion and stock offering, no person may offer to acquire or acquire beneficial ownership of more than 10% of our outstanding common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board and receive its non-objection before acquiring control of a bank holding company. There also are provisions in URSB Bancorp’s articles of incorporation and bylaws that we may use to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors and other factors may make it more difficult for companies or persons to acquire control of URSB Bancorp without the consent of our board of directors, and may increase the cost of an acquisition. Taken as a whole, these statutory or regulatory provisions and provisions in our articles of incorporation and bylaws could make us less attractive to a potential acquirer and therefore could adversely affect the market price of our common stock. For additional information, see “Restrictions on Acquisition of URSB Bancorp, Inc.” and “Management – Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

Our articles of incorporation provide that, subject to limited exception, state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees.

URSB Bancorp’s articles of incorporation provide that, unless URSB Bancorp consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of URSB Bancorp, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of URSB Bancorp to URSB Bancorp or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be conducted in a state or federal court located within the State of Maryland, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with URSB Bancorp and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both. In addition, if a court were to find this exclusive forum provision to be inapplicable or unenforceable in a particular action, we may incur additional costs associated with resolving the action in another jurisdiction, which could have a material adverse effect on our financial condition and results of operations.

You may not revoke your order to purchase URSB Bancorp common stock in the subscription offering or any community offering after you send us your order.

Funds submitted or automatic withdrawals authorized in connection with an order to purchase shares of common stock in the subscription offering and any community offering will be held by us until the completion or termination of the conversion and stock offering, including any extension of the expiration date and consummation of any syndicated community offering. Because completion of the conversion and stock offering is subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, among other factors, there may be one or more delays in completing the conversion and stock offering. Orders submitted in the subscription offering and any community offering are irrevocable, and purchasers will have no access to their funds unless the stock offering is terminated or extended beyond March 30, 2026, or the number of shares to be sold in the stock offering is decreased to less than 1,487,500 shares or increased to more than 2,314,375 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted in connection with the stock offering are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman, PC, that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

Risks Related to Our Contribution to the Charitable Foundation

The contribution to the charitable foundation will dilute your ownership interest and adversely affect net income in the year in which we consummate the conversion and stock offering.

We intend to establish and fund a new charitable foundation in connection with the conversion and stock offering. We intend to contribute to it $200,000 in cash and 20,000 shares of our common stock (valued at $10 per share), for a total contribution of $400,000. At the midpoint of the offering range, the share contribution to the charitable foundation would dilute an investor’s ownership interest in URSB Bancorp by 1.1%. The contribution will have an adverse effect on our net income for the quarter and year in which we make the contribution. The after-tax expense of the contribution is expected to reduce net income for the quarter and year in which the contribution is made by approximately $288,000, based on an effective combined federal/state tax rate of 28.0%.

Our contribution to the charitable foundation may not be tax deductible, which could reduce our profits.

We may not have sufficient profits to be able to fully use the tax deduction from our contribution to the charitable foundation. Under the Internal Revenue Code, an entity is permitted to deduct up to 10% of its taxable income (generally income before federal income taxes and charitable contributions expense) in any one year for charitable contributions. Any contribution in excess of the 10% limit may be deducted for federal income tax purposes over each of the five years following the year in which the charitable contribution is made. Accordingly, a charitable contribution could, if necessary, be deducted over a six-year period and expires thereafter.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated historical financial and other data for United Roosevelt, MHC at the dates and for the periods indicated. The data at September 30, 2025 and for the nine months ended September 30, 2025 and 2024 is not audited but, in the opinion of management, includes all adjustments necessary for a fair presentation. All adjustments are normal and recurring. The results of operations for the nine months ended September 30, 2025 are not necessarily indicative of the results of operations that may be expected for the entire year. The data at September 30, 2025 and for the nine months ended September 30, 2025 and 2024 is derived in part from, and should be read together with, the unaudited consolidated financial statements and related notes beginning at page F-1 of this prospectus. The data at and for the years ended December 31, 2024 and 2023 is derived in part from, and should be read together with, the audited consolidated financial statements and related notes, also beginning at page F-1 of this prospectus.

	At September 30,	At December 31,
	2025	2024	2023

	(In thousands)
Selected Consolidated Financial Condition Data:
Total assets	$352,589	$315,863	$281,718
Cash and cash equivalents	9,843	10,727	9,882
Investment in certificates of deposit	996	4,296	1,245
Securities available-for-sale	25,644	17,906	10,497
Securities held-to-maturity	14,040	20,082	25,405
Loans receivable, net	282,601	248,025	221,544
Bank owned life insurance	6,962	5,730	4,608
Deposits	272,710	246,079	232,156
Senior notes	6,775	6,125	5,100
Federal Home Loan Bank advances	50,797	38,010	24,325
Federal Reserve Bank advances	—	5,000	—
Total equity	19,099	18,343	17,789

	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023

	(In thousands)
Selected Consolidated Operating Data:
Total interest and dividend income	$12,771	$10,839	$14,781	$11,241
Total interest expense	6,617	5,286	7,369	4,109
Net interest income	6,154	5,553	7,412	7,132
Provision for credit losses	457	61	118	107
Net interest income after provision for credit losses	5,697	5,492	7,294	7,025
Total non-interest income	136	97	172	225
Total non-interest expense	5,391	5,009	6,765	6,310
Income before income tax expense	442	580	701	940
Income tax expense	115	122	125	220
Net income	$327	$458	$576	$720

	At or For Nine Months Ended September 30,		At or For Years Ended December 31,
	2025	2024	2024	2023
Performance Ratios (1):
Return on average assets	0.13%	0.21%	0.19%	0.27%
Return on average equity	2.35%	3.42%	3.15%	4.16%
Interest rate spread (2)	2.45%	2.44%	2.40%	2.71%
Net interest margin (3)	2.59%	2.57%	2.54%	2.80%
Noninterest expense as a percentage of average assets	2.19%	2.25%	2.24%	2.38%
Efficiency ratio (4)	85.71%	88.65%	89.20%	85.77%
Average interest-earning assets as a percentage of average interest-bearing liabilities	105.02%	105.50%	105.41%	105.37%

Capital Ratios (United Roosevelt Savings Bank only):
Average equity as a percentage of average assets	5.67%	6.03%	6.07%	6.57%
Total capital as a percentage of risk-weighted assets	11.96%	12.33%	12.58%	13.32%
Tier 1 capital as a percentage of risk-weighted assets	11.09%	11.61%	11.87%	12.55%
Common equity Tier 1 capital as a percentage of risk-weighted assets	11.09%	11.61%	11.87%	12.55%
Tier 1 capital as a percentage of average assets	7.71%	8.01%	8.10%	8.72%

Asset Quality Ratios (1):
Allowance for credit losses as a percentage of total loans	0.69%	0.55%	0.55%	0.66%
Allowance for credit losses as a percentage of non-performing loans	1,824.30%	444.26%	157.03%	—%
Allowance for credit losses as a percentage of non-accrual loans	1,824.30%	444.26%	156.85%	—%
Non-accrual loans as a percentage of total loans	0.04%	0.12%	0.35%	—%
Net recoveries (charge-offs) as a percentage of average outstanding loans	0.05%	—%	(0.04)%	—%
Non-performing loans as a percentage of total loans	0.04%	0.12%	0.35%	—%
Non-performing loans as a percentage of total assets	0.03%	0.10%	0.28%	—%
Total non-performing assets as a percentage of total assets	0.03%	0.10%	0.28%	—%

Other Data:
Number of offices	2	2	2	2
Number of full-time employees	28	27	27	22
Number of part-time employees	2	1	1	4

(1)	Interim period data is annualized, where appropriate.

(2)	Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3)	Represents net interest income as a percentage of average interest-earning assets.

(4)	Represents noninterest expenses divided by the sum of net interest income and noninterest income.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “assume,” “plan,” “seek,” “expect,” “will,” “may,” “should,” “indicate,” “would,” “believe,” “contemplate,” “continue,” “intend,” “target” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan portfolio; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not undertake any obligation to update any forward-looking statements after the date of this prospectus.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions, either nationally or in our market areas, that are worse than expected including as a result of employment levels and labor shortages and the effects of inflation, a potential recession or slowed economic growth caused by tariffs and retaliatory responses, supply chain disruptions or otherwise;

•	inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments, including our mortgage servicing rights asset, or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

•	changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan and lease losses;

•	changes in liquidity, including the size and composition of our deposit portfolio, including the percentage of uninsured deposits in the portfolio;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	demand for loans and deposits in our market area;

•	our ability to implement and change our business strategies;

•	competition among depository and other financial institutions;

•	adverse changes in the securities or secondary mortgage markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;

•	changes in the quality or composition of our loan or investment portfolios;

•	technological changes that may be more difficult or expensive than expected;

•	the inability of third-party providers to perform as expected;

•	a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

•	our ability to manage market risk, credit risk and operational risk;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC or the Public Company Accounting Oversight Board;

•	our ability to attract and retain key employees; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. See “Risk Factors” beginning on page 15.

HOW WE INTEND TO USE THE PROCEEDS FROM THE STOCK OFFERING

Although we cannot determine the actual net proceeds from the sale of the shares of common stock in the stock offering until the conversion and stock offering is completed, we estimate the net proceeds to be between $13.2 million and $18.4 million, or $21.4 million if the offering range is increased to the adjusted maximum.

We intend to distribute the net proceeds from the stock offering as follows:

	Based Upon the Sale at $10.00 Per Share of:
	1,487,500 Shares		1,750,000 Shares		2,012,500 Shares		2,314,375 Shares (1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds

	(Dollars in thousands)
Gross offering proceeds	$14,875		$17,500		$20,125		$23,144
Less: offering expenses and fees	(1,707)		(1,707)		(1,707)		(1,707)
Net offering proceeds	$13,168	100.0%	$15,793	100.0%	$18,418	100.0%	$21,437	100.0%

Use of net proceeds:
To United Roosevelt Savings Bank	$6,584	50.0%	$7,897	50.0%	$9,209	50.0%	$10,719	50.0%
Loan to ESOP	1,206	9.2	1,416	9.0	1,626	8.8	1,868	8.7
Cash contribution to charitable foundation	200	1.5	200	1.3	200	1.1	200	0.9
Retained by URSB Bancorp.	$5,178	39.3%	$6,280	39.7%	$7,383	40.1%	$8,650	40.4%

(1)	As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range, to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will reduce United Roosevelt Savings Bank’s deposits. The net proceeds may vary because the total expenses relating to the stock offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription offering and community offering.

URSB Bancorp intends to fund a loan to the ESOP to purchase shares of common stock in the stock offering and contribute cash and shares of common stock to our charitable foundation. It may also use the proceeds it retains from the stock offering:

•	to invest in investment securities consistent with our investment policy;

•	to repay all or part of the senior notes issued by United Roosevelt Bancorp;

•	to pay cash dividends to stockholders;

•	to repurchase shares of our common stock; and

•	for other general corporate purposes.

Except for the loan to the ESOP and the cash contribution to the charitable foundation, URSB Bancorp has not quantified its plans for use of the offering proceeds for each of the foregoing purposes. Initially, we intend to invest a substantial portion of the net proceeds in shorter term investment securities before deploying the proceeds into new loans.

Under currently applicable regulations, we may not repurchase shares of our common stock during the first year following the conversion, except to fund stock awards granted under equity benefit plans, other than stock options, or except when extraordinary circumstances exist and with prior regulatory approval.

United Roosevelt Savings Bank will receive from URSB Bancorp a capital contribution equal to at least 50% of the net proceeds of the stock offering. United Roosevelt Savings Bank may use the net proceeds it receives from the stock offering:

•	to fund new loans;

•	to invest in investment securities consistent with our investment policy;

•	to expand its banking franchise by establishing targeted de novo branches, acquiring branches from other financial institutions, or acquiring other financial institutions, although no such expansion transactions are contemplated or planned currently; and

•	for other general corporate purposes.

United Roosevelt Savings Bank has not quantified its plans for use of the offering proceeds for any of the foregoing purposes. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of opportunities to expand our operations through establishing or acquiring new branches, our ability to receive regulatory approval for any such expansion activities, and overall market conditions.

OUR POLICY REGARDING DIVIDENDS

Following the conversion and stock offering, our board of directors will be authorized to declare and pay dividends on our shares of common stock, subject to statutory and regulatory requirements. However, no decision has been made with respect to the payment of dividends. In determining whether to pay a cash dividend and the amount, the board of directors is expected to consider a number of factors, including capital requirements, our consolidated financial condition and results of operations, other uses of funds for the long-term value of stockholders, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by applicable regulations and policies, may be paid in addition to, or in lieu of, regular cash dividends.

URSB Bancorp expects to file a consolidated federal income tax return with United Roosevelt Savings Bank. Accordingly, we anticipate that any cash distributions we make to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state income tax purposes. Additionally, according to applicable regulations, during the three-year period following the conversion and stock offering, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

URSB Bancorp’s articles of incorporation authorized the issuance of preferred stock. No shares of preferred stock will be issued in the conversion and stock offering. If we issue preferred stock in the future, the holders of preferred stock may have a priority over the holders of our shares of common stock with respect to the payment of dividends. For a further discussion concerning the payment of dividends on our shares of common stock, see “Description of Capital Stock of URSB Bancorp, Inc. – Common Stock.”

Any dividends we may declare and pay will depend, in part, upon receipt of dividends from United Roosevelt Savings Bank, because dividends from United Roosevelt Savings Bank will be our primary source of income. Applicable regulations impose limitations on dividends and other capital distributions by savings institutions like United Roosevelt Savings Bank. See “Supervision and Regulation – New Jersey Banking Laws and Supervision Applicable to United Roosevelt Savings Bank – Dividends” and “Supervision and Regulation – Federal Regulations Applicable to United Roosevelt Savings Bank – Capital Distributions.”

Any payment of dividends by United Roosevelt Savings Bank to URSB Bancorp that would be deemed to be drawn out of United Roosevelt Savings Bank’s bad debt reserves, if any, would require United Roosevelt Savings Bank to pay taxes at the then-current tax rate on the amount of earnings deemed to be removed from the reserves for such distribution. United Roosevelt Savings Bank does not intend to make any distribution to us that would create such a federal tax liability. See “Taxation.”

MARKET FOR THE COMMON STOCK

URSB Bancorp is a newly formed company which has never issued capital stock. There is no current public or private market for our common stock. We expect that our common stock will be quoted on the OTCQB Market upon the completion of the conversion and stock offering. Janney Montgomery intends to make a market in our common stock, but is not obligated to do so.

The development and maintenance of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Furthermore, we cannot assure you that, if you purchase shares of common stock, you will be able to sell them at or above $10.00 per share purchase price. Purchasers of common stock in this stock offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. This may make it difficult to sell the common stock after the stock offering and may have an adverse impact on the price at which the common stock can be sold. See “Risk Factors – Risks Related to the Stock Offering – There will be a limited trading market in our common stock, which could hinder your ability to sell our common stock and may lower the market price of the stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At September 30, 2025, United Roosevelt Savings Bank exceeded all applicable regulatory capital requirements and was considered “well capitalized.” The following table sets forth the historical equity capital and regulatory capital of United Roosevelt Savings Bank at September 30, 2025, and its pro forma equity capital and regulatory capital after giving effect to the sale of shares of URSB Bancorp common stock at $10.00 per share in the stock offering. The table assumes URSB Bancorp makes a capital contribution to United Roosevelt Savings Bank equal to 50% of the net proceeds of the stock offering. See “How We Intend to Use the Proceeds from the Stock Offering.”

	United Roosevelt Savings Bank at		United Roosevelt Savings Bank Pro Forma at September 30, 2025, Based on Sale in Stock Offering of: (1)
	September 30, 2025		1,487,500 Shares		1,750,000 Shares		2,012,500 Shares		2,314,375 Shares (2)
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets

	(Dollars in thousands)
Total equity capital	$25,101	7.12%	$29,876	8.32%	$30,874	8.57%	$31,871	8.81%	$33,018	9.09%

Tier 1 leverage capital (3) (4)	$26,290	7.71%	$31,065	8.94%	$32,063	9.19%	$33,060	9.44%	$34,207	9.73%
Tier 1 leverage capital requirement	17,050	5.00	17,379	5.00	17,445	5.00	17,510	5.00	17,586	5.00
Excess	$9,240	2.71%	$13,686	3.94%	$14,618	4.19%	$15,550	4.44%	$16,621	4.73%

Tier 1 risk-based capital (3) (4)	$26,290	11.09%	$31,065	13.03%	$32,063	13.44%	$33,060	13.84%	$34,207	14.30%
Tier 1 risk-based capital requirement	18,961	8.00	19,066	8.00	19,087	8.00	19,108	8.00	19,132	8.00
Excess	$7,329	3.09%	$11,999	5.03%	$12,976	5.44%	$13,952	5.84%	$15,075	6.30%

Common equity Tier 1 risk-based capital (3) (4)	$26,290	11.09%	$31,065	13.03%	$32,063	13.44%	$33,060	13.84%	$34,207	14.30%
Common equity Tier 1 risk-based capital requirement	15,405	6.50	15,491	6.50	15,508	6.50	15,525	6.50	15,545	6.50
Excess	$10,885	4.59%	$15,574	6.53%	$16,555	6.94%	$17,535	7.34%	$18,662	7.80%

Total risk-based capital (3) (4)	$28,343	11.96%	$33,118	13.90%	$34,116	14.30%	$35,113	14.70%	$36,260	15.16%
Total risk-based capital requirement	23,701	10.00	23,832	10.00	23,859	10.00	23,885	10.00	23,915	10.00
Excess	$4,642	1.96%	$9,286	3.90%	$10,257	4.30%	$11,228	4.70%	$12,345	5.16%

Reconciliation of capital infused into United Roosevelt Savings:
Net proceeds to United Roosevelt Savings Bank			$6,584		$7,897		$9,209		$10,719
Less: Common stock acquired by ESOP			(1,206)		(1,416)		(1,626)		(1,868)
Less: Common stock acquired by stock-based incentive plan			(603)		(708)		(813)		(934)
Pro forma increase			$4,775		$5,773		$6,770		$7,917

(1)	Pro forma capital levels assume that the ESOP purchases 8% of the sum of the shares of common stock sold in the stock offering and contributed to the charitable foundation with funds to be lent by URSB Bancorp and that the stock-based equity plan provides for shares subject to restricted stock awards equal to 4% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation. Pro forma capital calculated under U.S. generally accepted accounting principles (“U.S. GAAP”) and regulatory capital have been reduced by the amount required to fund these plans. See “Management” for a discussion of the ESOP. The grant of options under the stock-based incentive plan does not require a capital funding adjustment. No effect has been given to the issuance of additional shares of URSB Bancorp common stock pursuant to the exercise of options under a stock-based benefit plan.

(2)	As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(3)	Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4)	Pro forma dollar amounts and percentages assume net proceeds are invested in assets with a 20% risk weighting.

CAPITALIZATION

The following table presents the historical consolidated capitalization of United Roosevelt, MHC at September 30, 2025 and the pro forma consolidated capitalization of URSB Bancorp after giving effect to the conversion and stock offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	United Roosevelt,	URSB Bancorp Pro Forma at September 30, 2025 Based on Sale in Stock Offering at $10.00 per Share of:
	MHC at September 30, 2025	1,487,500 Shares	1,750,000 Shares	2,012,500 Shares	2,314,375 Shares (1)

	(Dollars in thousands)
Deposits (2)	$272,710	$272,710	$272,710	$272,710	$272,710
Federal Home Loan Bank advances	50,797	50,797	50,797	50,797	50,797
Senior notes	6,775	6,775	6,775	6,775	6,775
Total deposits and borrowed funds	$330,282	$330,282	$330,282	$330,282	$330,282

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized (post-conversion) (3)	—	—	—	—	—
Common stock, $0.01 par value, 15,000,000 shares authorized (post-conversion); shares to be issued as reflected (3)(4)	—	15	18	20	23
Additional paid-in capital (3)	—	13,353	15,975	18,598	21,614
Retained earnings (4)	20,288	20,288	20,288	20,288	20,288
Accumulated other comprehensive loss	(1,189)	(1,189)	(1,189)	(1,189)	(1,189)
Less: After-tax expense of stock contribution to charitable foundation (5)	—	(144)	(144)	(144)	(144)
Less: After-tax expense of cash contribution to charitable foundation (5)	—	(144)	(144)	(144)	(144)
Less: Common stock acquired by ESOP (6)	—	(1,206)	(1,416)	(1,626)	(1,868)
Less: Common stock to be acquired by stock-based benefit plans (7)	—	(603)	(708)	(813)	(934)
Total stockholders’ equity	19,099	30,370	32,680	34,990	37,646
Less: Intangible assets	—	—	—	—	—
Total tangible stockholders’ equity	$19,099	$30,370	$32,680	$34,990	$37,646

Pro Forma Shares Outstanding:
Shares sold in stock offering	—	1,487,500	1,750,000	2,012,500	2,314,375
Shares contributed to charitable foundation	—	20,000	20,000	20,000	20,000
Total shares outstanding	—	1,507,500	1,770,000	2,032,500	2,334,375

Total stockholders’ equity as a percentage of total assets	5.42%	8.35%	8.92%	9.50%	10.14%
Tangible stockholders’ equity as a percentage of tangible assets	5.42%	8.35%	8.92%	9.50%	10.14%

(1)	As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect increased demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)	Does not reflect withdrawals from deposit accounts at United Roosevelt Savings Bank to purchase shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)	No effect has been given to the issuance of additional shares of common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the conversion and stock offering, an amount up to 10% of the sum of shares of common stock sold in the stock offering and contributed to the charitable foundation will be reserved for issuance upon the exercise of options under the plans.

(4)	The retained earnings of United Roosevelt Savings Bank will be substantially restricted after the conversion and stock offering. See “The Conversion and Stock Offering—Liquidation Rights” and “Supervision and Regulation – Federal Regulations Applicable to United Roosevelt Savings Bank – Capital Distributions.”

(5)	Represents the expense of the contribution to the charitable foundation based on an effective combined federal/state tax rate of 28.0%. The realization of the deferred tax benefit is limited annually to a maximum deduction for charitable donations equal to 10% of annual taxable income, subject to our ability to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.
(6)	Assumes that 8% of the sum of shares sold in the stock offering and contributed to the charitable foundation will be acquired by the ESOP financed by a loan from URSB Bancorp. The loan will be repaid principally from United Roosevelt Savings Bank’s contributions to the ESOP. Since URSB Bancorp will make loan, this debt will be eliminated through consolidation and no liability will be reflected in its consolidated financial statements. Accordingly, the common stock acquired by the ESOP is shown in this table as a reduction of total stockholders’ equity.

(7)	Assumes a number of shares of common stock equal to 4% of the sum of shares of common stock to be sold in the stock offering and contributed to the charitable foundation will be acquired for grant by one or more stock-based benefit plans. URSB Bancorp will provide the funds to acquire the shares for such plans. The dollar amount of common stock to be purchased is based on the $10.00 per share purchase price in the stock offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the purchase price in the stock offering. URSB Bancorp will accrue compensation expense to reflect the vesting of shares pursuant to such stock-based benefit plans and will credit capital in an amount equal to the charge to operations. Implementation of such plans will require stockholder approval.

PRO FORMA DATA

The following table summarizes historical data of United Roosevelt, MHC and pro forma data of URSB Bancorp at and for the nine months ended September 30, 2025 and at and for the year ended December 31, 2024. This information, which is based on assumptions set forth below and in the table below, should not be used as a basis for projections of market value of the shares of common stock following the conversion and stock offering.

The net proceeds presented in the following table are based upon the following assumptions:

•	all shares of common stock are sold in the subscription offering;

•	the ESOP purchases 8% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation with funds loaned by URSB Bancorp. The loan will be repaid in substantially equal payments of principal and interest over a 20-year period;

•	Janney Montgomery is paid a success fee of $375,000 across all points of the offering range plus reimbursable expenses (including fees and expenses of its legal counsel) of $175,000;

•	URSB Bancorp contributes $200,000 in cash to the charitable foundation; and

•	estimated stock offering expenses, other than the success fees and reimbursable expenses payable to Janney Montgomery, are approximately $1.2 million.

We calculated pro forma consolidated net income for the nine months ended September 30, 2025 and for the year ended December 31, 2024 as if the estimated net proceeds we received had been invested at the beginning of each period at an assumed interest rate of 3.76% (2.71% after-tax based on an effective combined federal/state tax rate of 28.0%). This represents the yield on the 5-Year U.S. Treasury Note as of September 30, 2025, which, in light of current market interest rates, we consider to reflect more accurately the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate federal regulations provide that we assume in presenting pro forma data. We further believe that this reinvestment rate is factually supportable because:

•	the yield on the 5-Year U.S. Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We adjusted these figures to give effect to the shares of common stock purchased by the ESOP. We computed per share amounts for each period as if the shares of common stock were outstanding at the beginning of each period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma tables give effect to the implementation of stock-based benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the sum of the shares of common sold in the stock offering and contributed to the charitable foundation at the $10.00 per share offering price in the stock offering. We assume that shares of common stock are granted under the plans in awards that vest over a five-year period.

We have also assumed that options will be granted under the stock-based benefit plans to acquire shares of common stock equal to 10% of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation. In preparing the tables below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of 10 years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $4.66 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 26.06% for the shares of common stock, a dividend yield of 0%, an expected option life of 10 years and a risk-free interest rate of 4.16%.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation if the stock-based benefit plans are adopted more than one year following the conversion and stock offering. In addition, we may grant options and award shares that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the conversion and stock offering.

As discussed under “How We Intend to Use the Proceeds from the Stock Offering,” we intend to contribute at least 50% of the net proceeds to United Roosevelt Savings Bank, lend funds to the ESOP, contribute cash to the charitable foundation, and retain the remainder for future use.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts at United Roosevelt Savings Bank to purchase shares of common stock in the stock offering;

•	our results of operations after the conversion and stock offering, including the impact of additional expenses we expect to incur as a result of operating as a public company; or

•	changes in the market price of the shares of common stock after the conversion and stock offering.

The following pro forma information may not represent the financial effects of the conversion and stock offering at the date on which the transaction actually occurs, and you should not use the information presented to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities, computed according to U.S. GAAP. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Pro forma stockholders’ equity does not give effect to the impact of intangible assets, the liquidation account we will establish in the conversion or tax bad debt reserves in the unlikely event we are liquidated.

At or For Nine Months Ended September 30, 2025, Based on Sale at $10.00 Per Share of:
1,487,500 Shares	1,750,000 Shares	2,012,500 Shares	2,314,375 Shares (1)

(Dollars in thousands, except per share amounts)
Gross offering proceeds	$14,875	$17,500	$20,125	$23,144
Plus: Market value of shares issued to charitable foundation	200	200	200	200
Pro forma market capitalization	$15,075	$17,700	$20,325	$23,344

Gross offering proceeds	$14,875	$17,500	$20,125	$23,144
Less: Estimated expenses	(1,707)	(1,707)	(1,707)	(1,707)
Estimated net proceeds	13,168	15,793	18,418	21,437
Less: Common stock purchased by ESOP (2)	(1,206)	(1,416)	(1,626)	(1,868)
Less: Cash contribution to charitable foundation	(200)	(200)	(200)	(200)
Less: Common stock awarded under stock-based benefit plans (3)	(603)	(708)	(813)	(934)
Estimated net cash proceeds	$11,159	$13,469	$15,779	$18,435

For Nine Months Ended September 30, 2025:
Net income:
Historical	$327	$327	$327	$327
Pro forma income on net proceeds	227	273	320	374
Pro forma ESOP adjustment (2)	(33)	(38)	(44)	(50)
Pro forma stock award adjustment (3)	(65)	(76)	(88)	(101)
Pro forma stock option adjustment (4)	(98)	(115)	(132)	(152)
Pro forma net income	$358	$371	$383	$398

Per share net income:
Historical	$0.24	$0.20	$0.17	$0.15
Pro forma income on net proceeds	0.16	0.17	0.17	0.17
Pro forma ESOP adjustment (2)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma stock award adjustment (3)	(0.05)	(0.05)	(0.05)	(0.05)
Pro forma stock option adjustment (4)	(0.07)	(0.07)	(0.07)	(0.07)
Pro forma net income per share	$0.26	$0.23	$0.20	$0.18

Offering price as a multiple of pro forma net income per share	28.85	x	32.61	x	37.50	x	41.67	x
Number of shares outstanding for pro forma net income per share calculations	1,391,423	1,633,710	1,875,998	2,154,628

At September 30, 2025:
Stockholders’ equity:
Historical	$19,099	$19,099	$19,099	$19,099
Estimated net proceeds	13,168	15,793	18,418	21,437
Market value of shares issued to charitable foundation	200	200	200	200
Expense of contribution to charitable foundation	(400)	(400)	(400)	(400)
Tax benefit of contribution to charitable foundation	112	112	112	112
Common stock acquired by ESOP (2)	(1,206)	(1,416)	(1,626)	(1,868)
Common stock awarded under stock-based benefit plans (3)	(603)	(708)	(813)	(934)
Pro forma stockholders’ equity (5)	30,370	32,680	34,990	37,646
Intangible assets	—	—	—	—
Pro forma tangible stockholders’ equity	$30,370	$32,680	$34,990	$37,646

Stockholders’ equity per share:
Historical	$12.67	$10.79	$9.40	$8.18
Estimated net proceeds	8.73	8.92	9.06	9.18
Market value of shares issued to charitable foundation	0.13	0.11	0.10	0.08
Expense of contribution to charitable foundation	(0.26)	(0.22)	(0.20)	(0.17)
Tax benefit of contribution to charitable foundation	0.07	0.06	0.06	0.05
Common stock acquired by ESOP (2)	(0.80)	(0.80)	(0.80)	(0.80)
Common stock awarded under stock-based benefit plans (3)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders’ equity per share (5)	$20.14	$18.46	$17.22	$16.12
Intangible assets	—	—	—	—
Pro forma tangible stockholders’ equity per share	$20.14	$18.46	$17.22	$16.12

Offering price as percentage of pro forma stockholders’ equity per share	49.65%	54.17%	58.07%	62.03%
Offering price as percentage of pro forma tangible stockholders’ equity per share	49.65%	54.17%	58.07%	62.03%
Number of shares outstanding for pro forma book value per share calculations	1,507,500	1,770,000	2,032,500	2,334,375

At or For Year Ended December 31, 2024, Based on Sale at $10.00 Per Share of:
1,487,500 Shares	1,750,000 Shares	2,012,500 Shares	2,314,375 Shares (1)

(Dollars in thousands, except per share amounts)
Gross offering proceeds	$14,875	$17,500	$20,125	$23,144
Plus: Market value of shares issued to charitable foundation	200	200	200	200
Pro forma market capitalization	$15,075	$17,700	$20,325	$23,344

Gross offering proceeds	$14,875	$17,500	$20,125	$23,144
Less: Estimated expenses	(1,707)	(1,707)	(1,707)	(1,707)
Estimated net proceeds	13,168	15,793	18,418	21,437
Less: Common stock purchased by ESOP (2)	(1,206)	(1,416)	(1,626)	(1,868)
Less: Cash contribution to charitable foundation	(200)	(200)	(200)	(200)
Less: Common stock awarded under stock-based benefit plans (3)	(603)	(708)	(813)	(934)
Estimated net cash proceeds	$11,159	$13,469	$15,779	$18,435

For Year Ended December 31, 2024:
Net income:
Historical	$576	$576	$576	$576
Pro forma income on net proceeds	302	365	427	499
Pro forma ESOP adjustment (2)	(43)	(51)	(59)	(67)
Pro forma stock award adjustment (3)	(87)	(102)	(117)	(134)
Pro forma stock option adjustment (4)	(131)	(153)	(176)	(202)
Pro forma net income	$617	$635	$651	$672

Per share net income:
Historical	$0.41	$0.35	$0.31	$0.27
Pro forma income on net proceeds	0.22	0.22	0.23	0.23
Pro forma ESOP adjustment (2)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma stock award adjustment (3)	(0.06)	(0.06)	(0.06)	(0.06)
Pro forma stock option adjustment (4)	(0.09)	(0.09)	(0.09)	(0.09)
Pro forma net income per share	$0.45	$0.39	$0.36	$0.32

Offering price as a multiple of pro forma net income per share	22.22	x	25.64	x	27.78	x	31.25	x
Number of shares outstanding for pro forma net income per share calculations	1,392,930	1,635,480	1,878,030	2,156,963

At December 31, 2024:
Stockholders’ equity:
Historical	$18,343	$18,343	$18,343	$18,343
Estimated net proceeds	13,168	15,793	18,418	21,437
Market value of shares issued to charitable foundation	200	200	200	200
Expense of contribution to charitable foundation	(400)	(400)	(400)	(400)
Tax benefit of contribution to charitable foundation	112	112	112	112
Common stock acquired by ESOP (2)	(1,206)	(1,416)	(1,626)	(1,868)
Common stock awarded under stock-based benefit plans (3)	(603)	(708)	(813)	(934)
Pro forma stockholders’ equity (5)	29,614	31,924	34,234	36,890
Intangible assets	—	—	—	—
Pro forma tangible stockholders’ equity	$29,614	$31,924	$34,234	$36,890

Stockholders’ equity per share:
Historical	$12.17	$10.36	$9.02	$7.86
Estimated net proceeds	8.73	8.92	9.06	9.18
Market value of shares issued to charitable foundation	0.13	0.11	0.10	0.09
Expense of contribution to charitable foundation	(0.27)	(0.23)	(0.20)	(0.17)
Tax benefit of contribution to charitable foundation	0.07	0.06	0.06	0.04
Common stock acquired by ESOP (2)	(0.80)	(0.80)	(0.80)	(0.80)
Common stock awarded under stock-based benefit plans (3)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders’ equity per share (5)	$19.63	$18.02	$16.84	$15.80
Intangible assets	—	—	—	—
Pro forma tangible stockholders’ equity per share	$19.63	$18.02	$16.84	$15.80

Offering price as percentage of pro forma stockholders’ equity per share	50.94%	55.49%	59.38%	63.29%
Offering price as percentage of pro forma tangible stockholders’ equity per share	50.94%	55.49%	59.38%	63.29%
Number of shares outstanding for pro forma book value per share calculations	1,507,500	1,770,000	2,032,500	2,334,375

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)	Assumes that the ESOP will purchase 8% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation. For purposes of the table, the funds used to acquire these shares are assumed to have been borrowed by the ESOP from URSB Bancorp. United Roosevelt Savings Bank intends to make annual contributions to the ESOP in an amount at least equal to the required principal and interest payments on the debt. United Roosevelt Savings Bank’s total annual payments on the debt are based upon 20 equal annual installments of principal and interest. ASC 718-40 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by United Roosevelt Savings Bank, the fair value of the common stock remains equal to the subscription price and the related expense reflects an effective combined federal/state tax rate of 28.0%. The unallocated shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the ESOP. The pro forma net income further assumes that 4,523, 5,310, 6,098 and 7,003 shares were committed to be released during the nine months ended September 30, 2025 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and 6,030, 7,080, 8,130 and 9,338 shares were committed to be released during the year ended December 31, 2024 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, according to ASC 718-40. Only the shares committed to be released during the period were considered outstanding for purposes of income per share calculations.

(3)	If approved by URSB Bancorp’s stockholders, one or more stock-based benefit plans may grant an aggregate number of shares of common stock equal to 4% of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion and stock offering), as restricted stock awards to our officers, employees and directors. Stockholder approval of the stock-based benefit plans, and purchases by the plan, may not occur earlier than six months after the completion of the conversion and stock offering. The shares may be issued directly by URSB Bancorp or acquired through open market purchases. URSB Bancorp will provide the funds to be used by the stock-based benefit plans to purchase the shares. The table assume that (i) the stock-based benefit plans acquire the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock-based benefit plans is amortized as an expense during the year and (iii) the stock-based benefit plans expense reflects an effective combined federal/state tax rate of 28.0%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation) are awarded through the issuance of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 3.85%.

(4)	If approved by URSB Bancorp’s stockholders, one or more stock-based benefit plans may grant options to acquire an aggregate number of shares of common stock equal to 10% of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion and stock offering). Stockholder approval of the stock-based benefit plans may not occur earlier than six months after the completion of the conversion and stock offering. In calculating the pro forma effect of the stock options to be granted under stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $4.72 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed effective combined federal/state tax rate of 28.0%. The actual expense of the stock options to be granted under the stock-based benefit plans will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the grant of options under the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock-based benefit plans is obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock used to fund stock options (equal to 10% of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation) are awarded through the issuance of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 9.09%.

(5)	The retained earnings of United Roosevelt Savings Bank will be substantially restricted after the conversion and stock offering. See “Our Policy Regarding Dividends,” “The Conversion and Stock Offering – Liquidation Rights” and “Supervision and Regulation.”

COMPARISON OF INDEPENDENT VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT CHARITABLE FOUNDATION

As shown in the table below, if the charitable foundation is not established and funded in connection with the conversion and stock offering, more shares of URSB Bancorp common stock would be sold in the stock offering. At the minimum, midpoint, maximum, and adjusted maximum of the valuation range, the amount of common stock sold in the stock offering is $14.9 million, $17.5 million, $20.1 million and $23.1 million, respectively, with the charitable foundation, compared to $15.3 million, $18.0 million, $20.7 million and $23.8 million, respectively, without the charitable foundation. However, due to the size of the contribution to the charitable foundation, RP Financial determined that the additional capital that would be received if the conversion and stock offering is completed without the establishment of the charitable foundation was immaterial to the pro forma valuation. Accordingly, the pro forma valuation is unchanged with or without the charitable foundation.

For comparative purposes only, set forth below are certain pricing ratios, financial data and ratios at and for the nine months ended September 30, 2025, at the minimum, midpoint, maximum, and adjusted maximum of the offering range, assuming the conversion and stock offering was completed at the beginning of the period, with and without the charitable foundation.

	Minimum of Offering Range				Midpoint of Offering Range				Maximum of Offering Range				Adjusted Maximum of Offering Range
	With Charitable Foundation		Without Charitable Foundation		With Charitable Foundation		Without Charitable Foundation		With Charitable Foundation		Without Charitable Foundation		With Charitable Foundation		Without Charitable Foundation

	(Dollars in thousands, except per share amounts)
Estimated offering amount	$14,875		$15,300		$17,500		$18,000		$20,125		$20,700		$23,144		$23,805
Pro forma market capitalization	15,075		15,300		17,700		18,000		20,325		20,700		23,344		23,805
Pro forma total assets	363,860		364,346		366,170		366,722		368,480		369,098		371,136		371,831
Pro forma total liabilities	333,490		333,490		333,490		333,490		333,490		333,490		333,490		333,490
Pro forma stockholders’ equity	30,370		30,856		32,680		33,232		34,990		35,608		37,646		38,341
Pro forma net income (1)	358		363		371		376		383		389		398		405
Pro forma stockholders’ equity per share	$20.14		$20.17		$18.46		$18.47		$17.22		$17.21		$16.12		$16.09
Pro forma net income per share	$0.26		$0.26		$0.23		$0.23		$0.20		$0.20		$0.18		$0.19

Pro forma pricing ratios:
Offering price as a percentage of pro forma stockholders’ equity per share	49.65%		49.58%		54.17%		54.14%		58.07%		58.11%		62.03		62.15%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	49.65%		49.58%		54.17%		54.14%		58.07%		58.11%		62.03%		62.15%
Offering price to pro forma net income per share	28.85	x	28.85	x	32.61	x	32.61	x	37.50	x	37.50	x	41.67	x	39.47	x

Pro forma financial ratios:
Return on assets	0.13%		0.13%		0.14%		0.14%		0.14%		0.14%		0.14%		0.15%
Return on equity	1.57%		1.57%		1.51%		1.51%		1.46%		1.46%		1.41%		1.41%
Equity to assets	8.35%		8.47%		8.92%		9.06%		9.50%		9.65%		10.14%		10.31%

(1)	The following table shows the estimated after-tax expense associated with the contribution to the charitable foundation, as well as pro forma net income, pro forma net income per share, pro forma net income as a percent of total assets, and pro forma income as a percentage of stockholders’ equity, assuming the contribution to the charitable foundation was expensed during the nine months ended September 30, 2025 (dollars in thousands, except per share amounts).

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	Adjusted Maximum of Offering Range
After-tax expense of stock and cash contribution to charitable foundation	$288	$288	$288	$288
Pro forma net income	$70	$83	$95	$110
Pro forma net income per share	$0.05	$0.05	$0.05	$0.05
Pro forma net income as a percent of total assets	0.03%	0.03%	0.03%	0.06%
Pro forma net income as a percentage of stockholders’ equity	0.31%	0.34%	0.36%	0.39%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our consolidated financial condition and results of operations. The information in this section has been derived from the consolidated financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the other business and financial information disclosed in this prospectus.

Overview

Upon completion of the conversion and stock offering, URSB Bancorp will conduct its business primarily through United Roosevelt Savings Bank. United Roosevelt Savings Bank’s consists primarily of taking retail deposits from the general public, along with brokered deposits and other wholesale deposits, and investing those deposits, together with funds generated from operations, primarily in one-to four-family residential mortgage loans, commercial real estate loans, commercial and industrial loans, and multi-family loans. At September 30, 2025, one-to four-family residential mortgage loans totaled $129.8 million (45.9% of total loan portfolio), commercial real estate loans totaled $67.2 million (23.7% of total loan portfolio), commercial and industrial loans totaled $44.8 million (15.8% of total loan portfolio) and multi-family loans totaled $16.6 million (5.9% of total loan portfolio). To a growing extent, we also originate and purchase consumer loans. We also originate home equity loans and lines of credit. We also invest in securities, primarily mortgage-backed securities and collateralized mortgage obligations and U.S. Government agency securities.

We offer a variety of deposit accounts, including certificate of deposit accounts, money market accounts, savings accounts, and interest-bearing and noninterest-bearing checking accounts.

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our results of operations also are affected by our provision for credit losses, noninterest income and noninterest expense. Noninterest income currently consists primarily of customer service fees, swap contract income, and income on bank-owned life insurance. Noninterest expense consists primarily of expenses related to salary and employee benefits and director fees, occupancy and equipment, data processing, marketing and charitable contribution expense, professional fees, federal deposit insurance assessments and other general and administrative expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Anticipated Increase in Non-Interest Expense

Following the completion of the conversion and stock offering, our noninterest expense is expected to increase as a result of the increased costs associated with operating as a public company and the increased compensation expenses associated with the purchase of shares of common stock by the ESOP and the possible implementation of a stock-based benefit plan, if approved by our stockholders, no earlier than six months after the completion of the conversion and stock offering. See “Summary – Benefits to Management and Potential Dilution to Stockholders Following the Conversion and Stock Offering;” “Risk Factors – Risks Related to the Stock Offering – Our stock-based benefit plans will increase our expenses, which will reduce our net income;” and “Management – Benefits to be Considered Following Completion of the Conversion and Stock Offering.” Our noninterest expense is expected to increase as a result of the implementation of supplemental executive retirement agreements we intend to adopt for our executive officers. See “Management – Executive Compensation – Supplemental Executive Retirement Plan.”

Critical Accounting Policies and Use of Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared to conform with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policy discussed below to be our critical accounting policy. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The Jumpstart Our Business Startups Act of 2012 contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our consolidated financial statements may not be comparable to companies that comply with such new or revised accounting standards.

We consider the following accounting policies to be our critical accounting policies:

Allowance for Credit Losses. The allowance for credit losses (“ACL”) is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Management evaluates the appropriateness of the ACL on loans quarterly. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change from period to period.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. A reversion methodology is applied beyond the reasonable and supportable forecasts. Qualitative adjustments are then considered for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in unemployment rates, property values, or other relevant factors, that may include, but are not limited to, results of internal loan reviews, examinations by bank regulatory agencies, or other such events such as a natural disaster. The ACL on loans represents our estimated risk of loss within its loan portfolio as of the reporting date. To appropriately measure expected credit losses, management disaggregates the loan portfolio into pools of similar risk characteristics.

Management may also adjust its assumptions to account for differences between expected and actual losses from period-to-period. The variability of management’s assumptions could alter the ACL on loans materially and impact future results of operations and financial condition. The loss estimation models and methods used to determine the ACL are continually refined and enhanced.

Securities Valuation and Allowance for Credit Loss. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Debt securities not classified as held to maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax. For available for sale debt securities in an unrealized loss position, we first assesses whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income.

Changes in the ACL are recorded as credit loss expense (or reversal). Losses are charged against the allowance when management believes the uncollectability of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Management measures expected credit losses on held to maturity debt securities on an individual basis by major security types that share similar risk characteristics, which may include, but is not limited to, credit ratings, financial asset type, collateral type, size, effective interest rate, term, geographical location, industry, and vintage. Management classifies the held to maturity portfolio into the following major security types: subordinated debt and corporate bonds. We invest in subordinated debt issued only by financial institutions.

The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Given the rarity of subordinated debt and corporate bond defaults and losses, we utilize external third-party financial analysis models as the sole source of default and loss rates. Management may exercise discretion to make adjustments based on various qualitative factors. Changes in the ACL are recorded as credit loss expense (or reversal). A held to maturity debt security is written-off in the period in which a determination is made that all or a portion of the financial asset is uncollectible. Any previously recorded allowance, if any, is reversed and then the amortized cost basis is written down to the amount deemed to be collectible, if any.

Comparison of Financial Condition at September 30, 2025 and December 31, 2024

Total Assets. Total assets increased $36.7 million, or 11.6%, to $352.6 million at September 30, 2025 from $315.9 million at December 31, 2024. This increase was primarily the result of increases in net loans, securities available for sale, and bank owned life insurance, partially offset by decreases in cash and cash equivalents, investment in certificates of deposit, and securities held-to-maturity.

Cash and Cash Equivalents. Cash and cash equivalents decreased $884,000, or 8.2%, to $9.8 million at September 30, 2025 from $10.7 million at December 31, 2024, due to the deployment of cash primarily into loans and securities available-for-sale.

Investment in Certificates of Deposit. Investment in certificates of deposit decreased by $3.3 million, or 76.8%, to $1 million at September 30, 2025 from $4.3 million at December 31, 2024, due to maturities. The funds from maturing certificates of deposit were reinvested into loans and securities available-for-sale.

Securities Available for Sale. Securities available-for-sale increased by $7.7 million, or 43.2%, to $25.6 million at September 30, 2025 from $17.9 million at December 31, 2024. This increase was due to efforts to continue to maintain a diversified balance sheet, replace maturing investments within the securities held-to-maturity portfolio with investments in the securities available-for-sale portfolio, and enhance our liquidity position by purchasing securities available-for-sale and that may be pledged as collateral for potential future borrowing needs.

Securities Held-to-Maturity. Securities held-to-maturity decreased by $6.0 million, or 30.1%, to $14.0 million at September 30, 2025 from $20.1 million at December 31, 2024, primarily due to maturities. The funds from maturities were used to fund loans and the purchase of securities available-for-sale.

Loans Receivable, Net. Loans receivable, net, increased by $34.6 million, or 13.9%, to $282.6 million at September 30, 2025 from $248.0 million at December 31, 2024. One- to four-family residential mortgage loans increased by $21.6 million, or 19.9%, to $129.8 million at September 30, 2025 from $108.2 million at December 31, 2024. Home equity and second mortgage loans increased by $215,000, or 6.5%, to $3.5 million at September 30, 2025 from $3.3 million at December 31, 2024. Multi-family mortgage loans decreased by $3.6 million, or 17.7%, to $16.6 million at September 30, 2025 from $20.2 million at December 31, 2024. Commercial real estate loans increased by $6.7 million, or 11.0%, to $67.2 million at September 30, 2025 from $60.5 million at December 31, 2024. Construction loans decreased by $2.0 million, or 32.3%, to $4.1 million at September 30, 2025 from $6.1 million at December 31, 2024. Commercial and industrial loans purchased from Bankers Healthcare Group, LLC (“Bankers Healthcare Group”) decreased by $3.7 million, or 9.6%, to $35.3 million at September 30, 2025 from $39.1 million at December 31, 2024. Other commercial and industrial loans decreased by $1.4 million, or 13.0%, to $9.5 million at September 30, 2025 from $10.9 million at December 31, 2024. Consumer loans increased by $16.8 million, to $16.9 million at September 30, 2025 from $137,000 at December 31, 2024.

The above changes in the loan portfolio reflect our strategy to continue to diversify our asset mix by seeking opportunities to earn acceptable yields with new products and also reduce concentrations in the loan portfolio. In 2025 we began purchasing automobile loans from Woodside Credit and consumer loans from Bankers Healthcare Group and LendingClub®, which were the primary factors that led to the growth in the consumer loan portfolio. For additional information, see “Business of United Roosevelt Savings Bank – Lending Activities”, “Business of United Roosevelt Savings Bank – Loan Underwriting Risks” and “Business of United Roosevelt Savings Bank – Asset Quality”.

Bank Owned Life Insurance. Bank owned life insurance increased by $1.3 million, or 21.5%, to $7.0 million at September 30, 2025 from $5.7 million at December 31, 2024, due to additional BOLI policies acquired and an increase in the cash surrender value of the existing policies. We invest in bank-owned life insurance to help offset the costs of our employee benefit plan obligations. Bank-owned life insurance also generally provides non-interest income that is non-taxable.

Deposits. Deposits increased by $26.6 million, or 10.8%, to $272.7 million at September 30, 2025 from $246.1 million at December 31, 2024. Interest-bearing checking accounts decreased by $7.8 million, or 11.9%, to $57.8 million at September 30, 2025 from $65.6 million at December 31, 2024. Non-interest-bearing checking accounts increased by $2.6 million, or 45.1%, to $8.3 million at September 30, 2025 from $5.7 million at December 31, 2024. Money market accounts decreased by $2.7 million, or 15.7%, to $14.7 million at September 30, 2025 from $17.4 million at December 31, 2024. Savings and club accounts decreased by $3.5 million, or 13.5%, to $22.5 million at September 30, 2025 from $26.0 million at December 31, 2024. Brokered Certificates of deposit increased by $3.3 million, or 5.9% to $58.8 million at September 30, 2025 from $55.5 million at December 31, 2024. Non-Brokered Certificates of deposit increased by $34.8 million, or 45.9% to $110.6 million at September 30, 2025 from $75.8 million at December 31, 2024.

The growth in certificates of deposit has been a result of seeking time deposits opened online from outside our primary market area as well as increased marketing and promotions. Declines in balances of interest-bearing checking accounts, non-interest-bearing checking accounts, money market accounts, and savings and club accounts were also primarily due to the increased marketing and promotion of certificates of deposit and migration of funds from no-yield and lower-yielding deposit accounts to higher-yielding certificates of deposit. For additional information, see “Business of United Roosevelt Savings Bank – Sources of Funds”.

Senior Notes. Senior notes increased by $650,000, or 10.6%, to $6.8 million at September 30, 2025 from $6.1 million at December 31, 2024, due to additional senior notes issued in 2025. The proceeds of the senior notes were invested in United Roosevelt Savings Bank to enhance its capital position.

Federal Home Loan Bank Advances. Federal Home Loan Bank advances increased by $12.8 million, or 33.6%, to $50.8 million at September 30, 2025 from $38.0 million at December 31, 2024. This increase was primarily due to the maturity of all Federal Reserve Bank advances and their replacement with Federal Home Loan Bank advances as well as additional funding to support the growth in the loan portfolio and the available for sale securities portfolio. When advances mature, we consider the impact of utilizing either the Federal Home Loan Bank advances or Federal Reserve Bank advances based on factors such as applicable interest rates, durations of terms available, and collateral to be pledged, to determine the most optimal form of funding.

Federal Reserve Bank Advances. There were no Federal Reserve Bank advances outstanding at September 30, 2025, compared to $5.0 million at December 31, 2024. This decrease was primarily due to the maturity of all Federal Reserve Bank advances and their replacement with Federal Home Loan Bank advances. When advances mature, we consider the impact of utilizing either the Federal Home Loan Bank advances or Federal Reserve Bank advances based on factors such as applicable interest rates, durations of terms available, and collateral to be pledged, to determine the most optimal form of funding.

Total Equity. Total equity increased by $756,000, or 4.1%, to $19.1 million at September 30, 2025 from $18.3 million at December 31, 2024, primarily due to net income of $327,000 for the nine months ended September 30, 2025, and a decrease in other comprehensive loss of $429,000.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

Total Assets. Total assets increased $34.2 million, or 12.1%, to $315.9 million at December 31, 2024 from $281.7 million at December 31, 2023. This increase was primarily the result of increases in net loans, securities available-for-sale, and investment in certificates of deposit, offset, in part, by a decrease in securities held-to-maturity.

Cash and Cash Equivalents. Cash and cash equivalents increased $845,000, or 8.6%, to $10.7 million at December 31, 2024 from $9.9 million at December 31, 2023. This increase is primarily due to additional cash maintained to support potential liquidity needs given the increase in asset size between December 31, 2024 and December 31, 2023.

Investment in Certificates of Deposit. Investment in certificates of deposit increased by $3.1 million, or 245.1%, to $4.3 million at December 31, 2024 from $1.2 million at December 31, 2023. This increase was due to our taking advantage of attractive rates and terms being offered for FDIC-insured certificates of deposit through other financial institutions.

Securities Available-for-Sale. Securities available-for-sale increased by $7.4 million, or 70.6%, to $17.9 million at December 31, 2024 from $10.5 million at December 31, 2023. This increase was due to efforts to continue to maintain a diversified balance sheet, replace maturing investments in the securities held-to-maturity portfolio with investments in the securities available-for-sale portfolio, and enhance our liquidity position by purchasing securities available-for-sale that may be pledged as collateral for potential future borrowing needs.

Securities Held-to-Maturity. Securities held-to-maturity decreased by $5.3 million, or 21.0%, to $20.1 million at December 31, 2024 from $25.4 million at December 31, 2023. This decrease was primarily due to maturities and the funds being used to fund loans and the purchase of securities available-for-sale.

Loans Receivable, Net. Loans receivable, net, increased by $26.5 million, or 12.0%, to $248.0 million at December 31, 2024 from $221.5 million at December 31, 2023. One- to four-family residential mortgage loans increased by $19.9 million, or 22.6%, to $108.2 million at December 31, 2024 from $88.3 million at December 31, 2023. Home equity and second mortgage loans increased by $865,000, or 35.1%, to $3.3 million at December 31, 2024 from $2.5 million at December 31, 2023. Multi-family mortgage loans increased by $1.7 million, or 9.1%, to $20.2 million at December 31, 2024 from $18.5 million at December 31, 2023. Commercial real estate loans decreased by $31,000, or 0.1%, to $60.5 million at December 31, 2024 from $60.5 million at December 31, 2023. Construction loans increased by $1.8 million, or 43.3%, to $6.1 million at December 31, 2024 from $4.2 million at December 31, 2023. Commercial and industrial loans purchased from Bankers Healthcare Group increased by $315,000, or 0.8%, to $39.1 million at December 31, 2024 from $38.8 million at December 31, 2023. Other commercial and industrial increased by $1.5 million, or 16.1%, to $10.9 million at December 31, 2024 from $9.4 million at December 31, 2023. Consumer increased by $69,000, or 101.5%, to $137,000 at December 31, 2024 from $68,000 at December 31, 2023.

The changes in the loan portfolio described above reflect our strategy to continue to diversify our asset mixture by seeking opportunities to earn acceptable yields as well as maintain what we believe to be a conservative lending portfolio. Historically, we have focused on one- to four-family residential mortgage lending. We have pursued diversification through moderately-sized portfolios of commercial real estate loans and commercial and industrial loans, including commercial and industrial loans purchased from Bankers Healthcare Group.

Bank Owned Life Insurance. Bank owned life Insurance increased by $1.1 million, or 24.3%, to $5.7 million at December 31, 2024 from $4.6 million at December 31, 2023. The increase was due to an increase in the cash surrender value of the existing policies and additional policies added for new employees. We invest in bank-owned life insurance to help offset the costs of our employee benefit plan obligations. Bank-owned life insurance also generally provides non-interest income that is non-taxable.

Deposits. Deposits increased by $13.9 million, or 6.0%, to $246.1 million at December 31, 2024 from $232.2 million at December 31, 2023. Interest-bearing checking accounts decreased by $5.8 million, or 8.1%, to $65.6 million at December 31, 2024 from $71.4 million at December 31, 2023. Non-interest-bearing checking accounts increased by $2.8 million, or 97.6%, to $5.7 million at December 31, 2024 from $2.9 million at December

31, 2023. Money market accounts decreased by $2.5 million, or 12.7%, to $17.4 million at December 31, 2024 from $19.9 million at December 31, 2023. Savings and club accounts decreased by $188,000, or 0.7%, to $26.0 million at December 31, 2024 from $26.2 million at December 31, 2023. Certificates of deposit increased by $19.6 million, or 17.5%,to $131.4 million at December 31, 2024 from $111.8 million at December 31, 2023.

The growth in certificates of deposit has been a result of us seeking time deposits through increased marketing and promotions for these products. Declines in balances of interest-bearing checking accounts, non-interest-bearing checking accounts, money market accounts, and savings and club accounts, were also primarily due to the increased marketing and promotion of certificates of deposit and migration of funds from no-yield and lower-yielding deposit accounts to higher-yielding certificates of deposit.

Senior Notes. Senior notes increased by $1.0 million, or 20.1%, to $6.1 million at December 31, 2024 from $5.1 million at December 31, 2023, due to additional senior notes issued in 2024. The proceeds of the senior notes were used enhance the capital position of United Roosevelt Savings Bank.

Federal Home Loan Bank Advances. Federal Home Loan Bank advances increased by $13.7 million, or 56.3%, to $38.0 million at December 31, 2024 from $24.3 million at December 31, 2023. These funds were added to support funding of loans and investments available for sale and were done along with other funding sources such as from the Federal Reserve Bank. When we are reviewing funding opportunities, we consider the impact of utilizing either the Federal Home Loan Bank Advances or Federal Reserve Bank advances based on factors such as applicable interest rates, durations of terms available, and collateral to be pledged, to determine the most optimal form of funding.

Federal Reserve Bank Advances. Federal Reserve Bank advances increased by $5.0 million, to $5.0 million at December 31, 2024. There were no Federal Reserve Bank advances at December 31, 2023. These funds were used to support loan growth and purchases of investments available-for-sale. When advances mature, we consider the impact of utilizing either the Federal Home Loan Bank advances or Federal Reserve Bank advances based on factors such as applicable interest rates, durations of terms available, and collateral to be pledged, to determine the most optimal form of funding.

Total Equity. Total equity increased by $554,000, or 3.1%, to $18.3 million at December 31, 2024 from $17.8 million at December 31, 2023. This was primarily due to net income of $576,000 for the year ended December 31, 2024, offset by an increase in other comprehensive loss of $22,000.

Average Balances and Yields. The following tables set forth average balances, average yields and costs, and certain other information for the periods indicated. Yields on tax-exempt securities have not been computed on a tax-equivalent basis, as the effects are immaterial. Average balances are calculated using daily average balances. Non-accrual loans are included in average balances only. Average yields include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Deferred loan fees are immaterial. Loan balances exclude loans held for sale.

	At September 30,	Nine Months Ended September 30,
	2025	2025			2024
	Weighted Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate

		(Dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	4.41%	$12,962	$425	4.39%	$16,367	$631	5.15%
Investment in certificates of deposit	5.38	3,335	130	5.21	2,462	99	5.37
Securities available-for-sale	4.30	20,307	582	3.83	11,972	221	2.47
Securities held-to-maturity	3.16	16,486	375	3.04	25,191	617	3.27
Loans receivable, net	5.82	261,695	11,126	5.68	230,805	9,184	5.32
Other interest-earning assets	6.56	2,341	133	7.60	1,281	87	9.07
Total interest-earning assets	5.56	317,126	12,771	5.38	288,078	10,839	5.03
Noninterest-earning assets		11,463			8,984
Total assets		$328,589			$297,062

Interest-bearing liabilities:
Interest-bearing checking accounts	1.33%	$59,680	610	1.37%	$74,301	811	1.46%
Money market accounts	2.04	16,575	251	2.02	21,941	366	2.23
Savings and club accounts	0.14	21,772	56	0.34	24,054	18	0.10
Brokered certificates of deposit	3.66	55,914	1,579	3.78	45,594	1,284	3.76
Non-brokered certificates of deposit	3.69	95,786	2,572	3.59	79,819	1,868	3.13
Total interest-bearing deposits	2.76	249,727	5,068	2.71	245,709	4,347	2.36
Senior notes	6.31	6,730	312	6.20	5,569	258	6.19
Federal Home Loan Bank advances	3.70	44,645	1,207	3.61	21,777	681	4.18
Federal Reserve Bank advances	—	864	30	4.64	—	—	—
Other interest-bearing liabilities	3.98	52,239	1,549	3.96	27,346	939	4.59
Total interest-bearing liabilities	3.00	301,966	6,617	2.93	273,055	5,286	2.59
Noninterest-bearing demand deposits		6,864			5,026
Other noninterest-bearing liabilities		1,134			1,063
Total liabilities		309,964			279,144
Total equity		18,625			17,918
Total liabilities and equity		328,589			297,062
Net interest income			$6,154			$5,553
Net interest rate spread (1)	2.56%			2.45%			2.44%
Net interest-earning assets (2)		$15,160			$15,023
Net interest margin (3)	2.70%			2.59%			2.57%
Average interest-earning assets to interest-bearing liabilities	104.92%			105.02%			105.50%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

	Year Ended December 31,
	2024			2023
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate

	(Dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$14,823	$751	5.07%	$15,348	$711	4.63%
Investment in certificates of deposit	3,048	163	5.35	1,869	93	4.98
Securities available-for-sale	13,543	381	2.81	14,030	259	1.85
Securities held-to-maturity	24,100	779	3.23	26,125	810	3.10
Loans receivable, net	234,867	12,578	5.36	197,007	9,298	4.72
Other interest-earning assets	1,449	129	8.90	782	70	8.95
Total interest-earning assets	291,830	14,781	5.06	255,161	11,241	4.41
Noninterest-earning assets	9,497			8,242
Total assets	$301,327			$263,403

Interest-bearing liabilities:
Interest-bearing checking accounts	$72,275	1,054	1.46%	$75,772	726	0.96%
Money market accounts	22,301	497	2.23	20,659	307	1.49
Savings and club accounts	23,816	44	0.18	31,814	179	0.56
Brokered certificates of deposit	47,895	1,817	3.79	28,473	919	3.23
Non-brokered certificates of deposit	79,454	2,564	3.23	69,660	1,306	1.87
Total interest-bearing deposits	245,741	5,976	2.43	226,378	3,437	1.52
Senior notes	5,635	348	6.18	4,485	271	6.04
Federal Home Loan Bank advances	25,442	1,044	4.10	11,293	401	3.55
Federal Reserve Bank advances	38	1	2.63	—	—	—
Other interest-bearing liabilities	31,115	1,393	4.48	15,778	672	4.26
Total interest-bearing liabilities	276,856	7,369	2.66	242,156	4,109	1.70
Noninterest-bearing demand deposits	5,348			2,240
Other noninterest-bearing liabilities	823			1,695
Total liabilities	283,027			246,091
Total equity	18,300			17,312
Total liabilities and equity	301,327			263,403
Net interest income		$7,412			$7,132
Net interest rate spread (1)			2.40%			2.71%
Net interest-earning assets (2)	$14,974			$13,005
Net interest margin (3)			2.54%			2.80%
Average interest-earning assets to interest-bearing liabilities			105.41%			105.37%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following tables present the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There are no out-of-period items or adjustments required to be excluded from the tables below.

	Nine Months Ended September 30, 2025 vs. 2024
	Increase (Decrease) Due to:		Total Increase
	Volume	Rate	(Decrease)

	(In thousands)
Interest-earning assets:
Cash and cash equivalents	$(132)	$(74)	$(206)
Investment in certificates of deposit	35	(4)	31
Securities available-for-sale	154	207	361
Securities held-to-maturity	(214)	(28)	(242)
Loans receivable, net	1,235	707	1,942
Other interest-earning assets	72	(26)	46
Total interest-earning assets	1,150	782	1,932

Interest-bearing liabilities:
Interest-bearing checking accounts	(161)	(40)	(201)
Money market accounts	(89)	(26)	(115)
Savings and club accounts	(2)	40	38
Brokered certificates of deposit	288	7	295
Non-brokered certificates of deposit	374	330	704
Total interest-bearing deposits	410	311	721
Senior notes	53	1	54
Federal Home Loan Bank advances	716	(190)	526
Federal Reserve Bank advances	—	30	30
Other interest-bearing liabilities	769	(159)	610
Total interest-bearing liabilities	1,179	152	1,331
Change in net interest income	$(29)	$630	$601

	Year Ended December 31, 2024 vs. 2023
	Increase (Decrease) Due to:		Total Increase
	Volume	Rate	(Decrease)

	(In thousands)
Interest-earning assets:
Cash and cash equivalents	$(24)	$64	$40
Investment in certificates of deposit	59	11	70
Securities available-for-sale	(9)	131	122
Securities held-to-maturity	(63)	32	(31)
Loans receivable, net	1,787	1,493	3,280
Other interest-earning assets	60	(1)	59
Total interest-earning assets	1,810	1,730	3,540

Interest-bearing liabilities:
Interest-bearing checking accounts	(34)	362	328
Money market accounts	24	166	190
Savings and club accounts	(45)	(90)	(135)
Brokered certificates of deposit	627	271	898
Non-brokered certificates of deposit	184	1,074	1,258
Total interest-bearing deposits	756	1,783	2,539
Senior notes	69	8	77
Federal Home Loan Bank advances	502	141	643
Federal Reserve Bank advances	—	1	1
Other interest-bearing liabilities	571	150	721
Total interest-bearing liabilities	1,327	1,933	3,260
Change in net interest income	$483	$(203)	$280

Comparison of Operating Results for the Nine Months Ended September 30, 2025 and 2024

Net Income. Net income was $327,000 for the nine months ended September 30, 2025, compared to $458,000 for the nine months ended September 30, 2024. The decrease was primarily due to increases in non-interest expense and the provision for credit losses, partially offset by increases in net interest income and non-interest income.

Interest and Dividend Income. Interest and dividend income increased $2.0 million, or 17.8%, to $12.8 million for the nine months ended September 30, 2025, from $10.8 million for the nine months ended September 30, 2024, primarily due to an increase in interest and fees on loans and interest on securities available for sale. The increase in interest and fees on loans resulted primarily from a $30.9 million increase in the average balance of loans to $261.7 million from $230.8 million and an increase in the average yield on loans to 5.68% for the nine months ended September 30, 2025, from 5.32% for the nine months ended September 30, 2024. The increase in interest on securities available for sale resulted primarily from an $8.3 million increase in the average balance of securities available for sale to $20.3 million from $12.0 million and an increase in the average yield on securities available for sale to 3.83% for the nine months ended September 30, 2025, from 2.47% for the nine months ended September 30, 2024.

Interest Expense. Interest expense increased $1.3 million, or 25.2%, to $6.6 million for the nine months ended September 30, 2025, from $5.3 million for the nine months ended September 30, 2024. The increase is primarily due to increased interest expense on deposits and interest expense on Federal Home Loan Bank advances. Interest expense on deposit accounts increased $721,000, or 16.6%, to $5.1 million for the nine months ended September 30, 2025, from $4.3 million for the nine months ended September 30, 2024 due to an increase in the average balance of interest bearing deposits of $4.0 million, or 1.6%, to $249.7 million for the nine months ended September 30, 2025, from $245.7 million for the nine months ended September 30, 2024 and an increase in the average rate on deposits to 2.71% for the nine months ended September 30, 2025, from 2.36% for the nine months ended September 30, 2024 reflecting a higher market interest rate environment period-over-period. Interest expense on borrowings increased $610,000, or 65.0%, to $1.5 million for the nine months ended September 30, 2025, from $939,000 for the nine months ended September 30, 2024 due to an increase in the average balance of $24.9 million, or 91.0%, to $52.2 million for the nine months ended September 30, 2025, from $27.3 million for the nine months ended September 30, 2024. The average rate on borrowings decreased to 3.96% for the nine months ended September 30, 2025, from 4.59% for the nine months ended September 30, 2024.

Net Interest Income. Net interest income increased $601,000, or 10.8%, to $6.2 million for the nine months ended September 30, 2025, from $5.6 million for the nine months ended September 30, 2024, primarily due to an increase in the average balance of interest-earning assets of $29.0 million. Net interest rate spread increased to 2.45% for the nine months ended September 30, 2025, from 2.44% for the nine months ended September 30, 2024, while net interest margin increased to 2.59% for the nine months ended September 30, 2025, from 2.57% for the nine months ended September 30, 2024.

Provision for Credit Losses. Based on management’s analysis of the adequacy of allowance for credit losses, a provision of $457,000 was recorded for the nine months ended September 30, 2025, compared to a provision of $61,000 for the nine months ended September 30, 2024. The $396,000 increase was primarily due to the addition of new portfolios of consumer loans which historically have had higher delinquency rates, as well as increased uncertainty as to future economic conditions.

Non-Interest Income. Non-interest income increased $39,000, or 40.2%, to $136,000 for the nine months ended September 30, 2025, from $97,000 for the nine months ended September 30, 2024. The increase was due to an increase in fees and service charges and an increase in the cash surrender value of bank owned life insurance, partially offset by losses on securities sales. Fees and service charges increased $7,000, or 5.3%, to $140,000 for the nine months ended September 30, 2025, from $133,000 for the nine months ended September 30, 2024. The increase in the cash surrender value of bank owned life insurance and annuities was $43,000, or 51.8%, to $126,000 for the nine months ended September 30, 2025, from $83,000 for the nine months ended September 30, 2024. Loss on sale of securities increased $11,000, or 9.2%, to $130,000 for the nine months ended September 30, 2025, from $119,000 for the nine months ended September 30, 2024. Securities were sold to redeploy the funds into loans and investments available-for-sale at higher prevailing market interest rates.

Non-Interest Expense. Non-interest expense increased $382,000, or 7.6%, to $5.4 million for the nine months ended September 30, 2025, from $5.0 million for the nine months ended September 30, 2024. The increase was due to increases in salaries and employee benefits, equipment, advertising, and federal deposit insurance premiums, offset primarily by decreases in directors compensation, professional fees, and other expenses. Salaries and employee benefits increased $290,000, or 11.4%, to $2.8 million for the nine months ended September 30, 2025, from $2.6 million for the nine months ended September 30, 2024, primarily due to the addition of staff to support retail and online banking operations. Equipment expense increased $132,000, or 19.8%, to $800,000 for the nine months ended September 30, 2025, from $668,000 for the nine months ended September 30, 2024, primarily due to additional equipment to support retail and online banking capabilities as well as information technology and information security. Advertising increased $45,000, or 27.1%, to $211,000 for the nine months ended September 30, 2025, from $166,000 for the nine months ended September 30, 2024 primarily related to increased advertising campaigns. Federal deposit insurance premiums increased $66,000, or 35.1%, to $254,000 for the nine months ended September 30, 2025, from $188,000 for the nine months ended September 30, 2024 primarily related to the growth in deposits.

Directors compensation decreased $21,000, or 11.1%, to $169,000 for the nine months ended September 30, 2025, from $190,000 for the nine months ended September 30, 2024, as the number of directors decreased from six to five. Professional fees decreased $44,000, or 10.7%, to $366,000 for the nine months ended September 30, 2025, from $410,000 for the nine months ended September 30, 2024 as ongoing consulting engagements were completed. Other expenses decreased $89,000, or 16.3%, to $457,000 for the nine months ended September 30, 2025, from $546,000 for the nine months ended September 30, 2024.

Income Tax Expense. Income tax expense decreased $7,000, or 5.7%, to $115,000 for the nine months ended September 30, 2025, from $122,000 for the nine months ended September 30, 2024, primarily due to lower pre-tax income. The effective tax rate for the nine months ended September 30, 2025 was 26.0%. The effective tax rate for the nine months ended September 30, 2024 was 21.0%.

Comparison of Operating Results for the Years Ended December 31, 2024 and December 31, 2023

Net Income. Net income was $576,000 for the year ended December 31, 2024 compared to $720,000 for the year ended December 31, 2023. The decrease was primarily due to an increase in non-interest expense, partially offset by an increase in net interest income.

Interest and Dividend Income. Interest and dividend income increased $3.5 million, or 31.5%, to $14.8 million for the year ended December 31, 2024, from $11.2 million for the year ended December 31, 2023, primarily due to an increase in interest and fees on loans and interest on available-for-sale securities. The increase in interest and fees on loans resulted primarily from a $37.9 million increase in the average balance of loans to $234.9 million from $197.0 million and an increase in the average yield on loans to 5.36% for the year ended December 31, 2024, from 4.72% for the year ended December 31, 2023 reflecting a higher market interest rate environment year-over-year. Interest on securities available-for-sale increased as a result of an increase in the average yield on securities available-for-sale to 2.81% for the year ended December 31, 2024, from 1.85% for the year ended December 31, 2023 which was partially offset by a decrease of $487,000 in the average balance of securities available-for-sale to $13.5 million from $14.0 million.

Interest Expense. Interest expense increased $3.3 million, or 79.3%, to $7.4 million for the year ended December 31, 2024, from $4.1 million for the year ended December 31, 2023. The increase is primarily due to increased interest expense on deposits and on Federal Home Loan Bank advances. Interest expense on deposits increased $2.5 million, or 73.9%, to $6.0 million for the year ended December 31, 2024, from $3.4 million for the year ended December 31, 2023, due to an increase in the average balance of interest-bearing deposits of $19.4 million, or 8.6%, to $245.7 million for the year ended December 31, 2024, from $226.4 million for the year ended December 31, 2023 and an increase in the average rate paid on deposits to 2.43% for the year ended December 31, 2024, from 1.52% for the year ended December 31, 2023 reflecting a higher market interest rate environment year-over-year. Interest expense on Federal Home Loan Bank advances increased $643,000, or 160.3%, to $1.1 million for the year ended December 31, 2024, from $401,000 for the year ended December 31, 2023 due to an increase in the average balance of Federal Home Loan Bank Advances of $14.1 million, or 125.3%, to $25.4 million for the year ended December 31, 2024, from $11.3 million for the year ended December 31, 2023. The average rate paid on Federal Home Loan Bank advances increased to 4.10% for the year ended December 31, 2024, from 3.55% for the year ended December 31, 2023, reflecting higher market interest rates year-over-year.

Net Interest Income. Net interest income increased $280,000, or 3.9%, to $7.4 million for the year ended December 31, 2024, from $7.1 million for the year ended December 31, 2023 primarily due to an increase in the average balance of interest-earning assets of $36.7 million. Net interest rate spread decreased to 2.40% for the year ended December 31, 2024, from 2.71% for the year ended December 31, 2023, while net interest margin decreased to 2.54% for the year ended December 31, 2024, from 2.80% for the year ended December 31, 2023. The decrease in net interest spread was attributable to an increase in the average rate paid on interest-bearing liabilities to 2.66% for the year ended December 31, 2024, from 1.70% for the year ended December 31, 2023. This was partially offset by an increase in both the average balances and average yield on interest-earning assets.

Provision for Credit Losses. Based on management’s analysis of the adequacy of allowance for credit losses, a provision of $118,000 was recorded for the year ended December 31, 2024, compared to a provision of $107,000 for the year ended December 31, 2023. The $11,000, or 10.3%, increase was primarily due to an increase in the size of the loan portfolio. For additional information, see “Business of United Roosevelt Savings Bank – Allowance for Credit Losses”.

Non-Interest Income. Non-interest income decreased $53,000, or 23.6%, to $172,000 for the year ended December 31, 2024, from $225,000 for the year ended December 31, 2023. The decrease was due to losses on sales of securities, offset by increases in fees and service charges and in the cash surrender value of bank owned life insurance. Loss on sales of securities was $119,000 for the year ended December 31, 2024, with no losses for the year ended December 31, 2023. Securities were sold to redeploy funds into loans and securities available-for-sale at higher prevailing market interest rates. Fees and service charges increased $44,000, or 35.2%, to $169,000 for the year ended December 31, 2024, from $125,000 for the year ended December 31, 2023. The increase in the cash surrender value of bank owned life insurance was $22,000, or 22.0%, to $122,000 for the year ended December 31, 2024, from $100,000 for the year ended December 31, 2023.

Non-Interest Expense. Non-interest expense increased $455,000, or 7.2%, to $6.8 million for the year ended December 31, 2024, from $6.3 million for the year ended December 31, 2023. The increase was due to increased expenses for salaries and employee benefits, occupancy, equipment, directors compensation, and federal deposit insurance premiums, offset primarily by decreases in professional fees, advertising, and other expenses. Salaries and employee benefits increased $284,000, or 8.5%, to $3.6 million for the year ended December 31, 2024, from $3.4 million for the year ended December 31, 2023 primarily as a result of new employee hires for the new branch location. Occupancy increased $68,000, or 21.5%, to $384,000 for the year ended December 31, 2024, from $316,000 for the year ended December 31, 2023, primarily as a result of a full year of expenses related to the new branch location. Equipment expense increased $173,000, or 23.3%, to $915,000 for the year ended December 31, 2024, from $742,000 for the year ended December 31, 2023, primarily as a result of increased expenses related to information technology. Directors compensation increased $35,000, or 15.8%, to $256,000 for the year ended December 31, 2024, from $221,000 for the year ended December 31, 2023. Federal deposit insurance premiums increased $102,000, or 54.8%, to $288,000 for the year ended December 31, 2024, from $186,000 for the year ended December 31, 2023, primarily related to deposit growth.

Professional fees decreased $53,000, or 9.2%, to $523,000 for the year ended December 31, 2024, from $576,000 for the year ended December 31, 2023, primarily related to a reduction in legal expenses. Advertising decreased $63,000, or 21.8%, to $226,000 for the year ended December 31, 2024, from $289,000 for the year ended December 31, 2023 as a result of reduced advertising on products and services. Other expenses decreased $91,000, or 14.6%, to $534,000 for the year ended December 31, 2024, from $625,000 for the year ended December 31, 2023.

Income Tax Expense. Income tax expense decreased $95,000, or 43.2%, to $125,000 for the year ended December 31, 2024, from $220,000 for the year ended December 31, 2023, primarily as a result of a decrease in income before income tax expense. The effective tax rate for the year ended December 31, 2024 was 18.0% and for the year ended December 31 2023 was 23.5%.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in market interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset Liability Committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk according to the policy and guidelines approved by our board of directors. The Asset Liability Committee meets at least quarterly, is comprised of directors, executive officers and certain senior management, and reports to the full board of directors on at least a quarterly basis. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We seek to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

•	maintaining capital levels that exceed the thresholds for well-capitalized status under applicable regulations;

•	maintaining a prudent level of liquidity;

•	growing low-cost core deposit accounts;

•	using our investment securities portfolio as part of our balance sheet asset and liability and interest rate risk management strategy to reduce the impact of market interest rate movements on net interest income and economic value of equity;

•	using wholesale funding, such as Federal Home Loan Bank advances, brokered deposits and other wholesale deposits, in a prudent manner so as to lengthen the maturities of our interest-bearing liabilities; and

•	continuing to diversify our loan portfolio by seeking to grow commercial-related loans and consumer loans, which typically have shorter maturities.

Shortening the average term of our interest-earning assets by increasing our investments in shorter-term assets, as well as originating loans with variable interest rates, helps to match the maturities and interest rates of our assets and liabilities better, thereby reducing the exposure of our net interest income to changes in market interest rates.

Change in Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings.

The following table sets forth, as of September 30, 2025, the estimated changes in net interest income that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines adopted by our board of directors.

At September 30, 2025
Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)
400	$7,573	(24.47)%
300	8,220	(18.02)%
200	8,858	(11.66)%
100	9,463	(5.62)%
Level	10,026	—
(100)	10,528	5.01%
(200)	10,820	7.92%
(300)	10,289	2.62%

(1)	Assumes an immediate uniform change in interest rates at all maturities. One hundred basis points equals 1.00%.

The table above indicates that at September 30, 2025, we would have experienced a 11.66% decrease in net interest income in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 7.92% increase in net interest income in the event of an instantaneous parallel 200 basis point decrease in market interest rates.

The following table sets forth, as of December 31, 2024, the estimated changes in net interest income that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines adopted by our board of directors, except for 400 basis point increase scenario for which the policy limit is 25.00%.

At December 31, 2024
Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)
400	$5,921	(25.18)%
300	6,439	(18.64)%
200	6,952	(12.15)%
100	7,451	(5.85)%
Level	7,913	—
(100)	8,435	6.59%
(200)	8,853	11.88%
(300)	8,362	5.67%

(1)	Assumes an immediate uniform change in interest rates at all maturities. One hundred basis points equals 1.00%.

The table above indicates that at December 31, 2024, we would have experienced a 12.15% decrease in net interest income in the event of an instantaneous parallel 200 basis point increase in market interest rates and an 11.8% increase in net interest income in the event of an instantaneous parallel 200 basis point decrease in market interest rates.

The following table sets forth, as of December 31, 2023, the estimated changes in net interest income that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines adopted by our board of directors.

At December 31, 2023
Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)
400	$6,055	(22.50)%
300	6,506	(16.72)%
200	6,958	(10.95)%
100	7,405	(5.23)%
Level	7,813	—
(100)	8,242	5.49%
(200)	8,584	9.86%
(300)	7,908	1.21%

(1)	Assumes an immediate uniform change in interest rates at all maturities. One hundred basis points equals 1.00%.

The table above indicate that at December 31, 2023, we would have experienced a 10.95% decrease in net interest income in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 9.86% increase in net interest income in the event of an instantaneous parallel 200 basis point decrease in market interest rates.

Economic Value of Equity. We also compute amounts by which the net present value of our assets and liabilities (economic value of equity or “EVE”) would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases instantaneously by the specified basis point increments or decreases instantaneously by the specified basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The following table sets forth, as of September 30, 2025, the estimated changes in EVE that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines adopted by our board of directors.

At September 30, 2025
				EVE as a Percentage of Present Value of Assets (3)
		Estimated Increase (Decrease) in			Increase
Change in Interest	Estimated	EVE			(Decrease)
Rates (basis points) (1)	EVE (2)	Amount	Percent	EVE Ratio (4)	(basis points)

(Dollars in thousands)
400	$20,057	$(15,116)	(42.98)%	6.22%	(376)
300	23,958	(11,215)	(31.89)%	7.27%	(271)
200	27,736	(7,437)	(21.14)%	8.22%	(176)
100	31,544	(3,629)	(10.32)%	9.15%	(83)
Level	35,173	—	—%	9.98%	—
(100)	38,156	2,983	8.48%	10.60%	62
(200)	39,226	4,053	11.52%	10.69%	71
(300)	35,691	518	1.47%	9.58%	(40)

(1)	Assumes an immediate uniform change in interest rates at all maturities. One hundred basis points equals 1.00%.

(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4)	EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at September 30, 2025, we would have experienced a 21.14% decrease in EVE in the event of an instantaneous parallel 200 basis point increase in market interest rates and an 11.52% increase in EVE in the event of an instantaneous parallel 200 basis point decrease in market interest rates.

The following table sets forth, as of December 31, 2024, the estimated changes in EVE that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines adopted by our board of directors.

At December 31, 2024
				EVE as a Percentage of Present Value of Assets (3)
		Estimated Increase (Decrease) in			Increase
Change in Interest	Estimated	EVE			(Decrease)
Rates (basis points) (1)	EVE (2)	Amount	Percent	EVE Ratio (4)	(basis points)

(Dollars in thousands)
400	$20,416	$(12,121)	(37.25)%	7.21%	(329)
300	23,658	(8,879)	(27.29))%	8.16%	(234)
200	26,588	(5,949)	(18.28)%	8.96%	(154)
100	29,686	(2,851)	(8.76)%	9.79%	(71)
Level	32,537	—	—%	10.50%	—
(100)	35,008	2,471	7.59%	11.06%	56
(200)	36,815	4,278	13.15%	11.39%	89
(300)	34,386	1,849	5.68%	10.46%	(4)

(1)	Assumes an immediate uniform change in interest rates at all maturities. One hundred basis points equals 1.00%.

(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4)	EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at December 31, 2024, we would have experienced an 18.28% decrease in EVE in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 13.15% increase in EVE in the event of an instantaneous parallel 200 basis point decrease in market interest rates.

The following table sets forth, as of December 31, 2023, the estimated changes in EVE that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines adopted by our board of directors.

At December 31, 2023
				EVE as a Percentage of Present
				Value of Assets (3)
		Estimated Increase (Decrease) in			Increase
Change in Interest	Estimated	EVE			(Decrease)
Rates (basis points) (1)	EVE (2)	Amount	Percent	EVE Ratio (4)	(basis points)

(Dollars in thousands)
400	$17,824	$(10,746)	(37.61)%	7.20%	(330)
300	20,617	(7,953)	(27.84))%	8.13%	(237)
200	23,166	(5,404)	(18.91)%	8.92%	(158)
100	25,993	(2,577)	(9.02)%	9.78%	(72)
Level	28,570	—	—%	10.50%	—
(100)	30,803	2,233	7.82%	11.07%	57
(200)	32,545	3,975	13.91%	11.45%	95
(300)	30,014	1,444	5.05%	10.36%	(14)

(1)	Assumes an immediate uniform change in interest rates at all maturities. One hundred basis points equals 1.00%.

(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4)	EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at December 31, 2023, we would have experienced an 18.91% decrease in EVE in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 13.91% increase in EVE in the event of an instantaneous parallel 200 basis point decrease in market interest rates.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The net interest income and net economic value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates, and actual results may differ.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, mortgage servicing rights, deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from maturities of securities. In addition, we have available credit facilities with the Federal Home Loan Bank of New York and the Federal Reserve Bank of New York. At September 30, 2025, we had the ability to borrow $81.2 million from the Federal Home Loan Bank of New York, of which $50.8 million was outstanding. At September 30, 2025, we also had available borrowing capacity of $24.7 million with the Federal Reserve Bank of New York, with no borrowings outstanding. For additional information, see note 9 of notes to consolidated financial statements.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments. The levels of these assets depend on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. For additional information, see the consolidated statements of cash flows for the nine months ended September 30, 2025 and the years ended December 31, 2024 and 2023 included as part of the consolidated financial statements appearing elsewhere in this prospectus.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position daily. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained. The net proceeds from the stock offering will significantly increase our liquidity.

At September 30, 2025, United Roosevelt Savings Bank exceeded all of its regulatory capital requirements and was categorized as well-capitalized at that date. Management is not aware of any conditions or events since the most recent notification of well-capitalized status that would change this categorization. For additional information, including tabular financial information regarding United Roosevelt Savings Bank’s regulatory capital levels relative to the requirements for well-capitalized status, see note 10 of the notes to consolidated financial statements. The net proceeds from the stock offering will increase capital resources.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. We anticipate that we will have sufficient funds available to meet our current lending commitments. For additional information, see note 13 to notes to consolidated financial statements.

Contractual Obligations. In the ordinary course of business, we enter into certain contractual obligations, including operating leases for premises and equipment, among others. For additional information, see note 7 to notes to consolidated financial statements.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements on our consolidated financial condition and results of operations, see note 2 of the notes to consolidated financial statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this prospectus have been prepared according to U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS OF URSB BANCORP, INC.

URSB Bancorp, a Maryland corporation, was incorporated on August 19, 2025, to become the bank holding company of United Roosevelt Savings Bank upon completion of the conversion and stock offering. It has not and will not engage in any business before the completion of the conversion and stock offering. Upon completion of the conversion and stock offering, it will own all of the issued and outstanding capital stock of United Roosevelt Savings Bank. URSB Bancorp will contribute at least 50% of the net proceeds from the stock offering to United Roosevelt Savings Bank. URSB Bancorp will retain the remaining net proceeds from which it will use a portion to lend funds to the ESOP to purchase shares of common stock in the stock offering and to make a cash contribution to the charitable foundation. At a later date, we may use the net proceeds from the stock offering to pay dividends to stockholders and repurchase shares of common stock, subject to our capital needs and regulatory limitations. We will invest our initial capital in the manner as discussed in “How We Intend to Use the Proceeds from the Stock Offering.”

After the conversion and the stock offering, URSB Bancorp, as the bank holding company of United Roosevelt Savings Bank, will be authorized to pursue other business activities permitted by applicable laws and regulations, which may include the acquisition of other banks and financial services companies. See “Supervision and Regulation – Bank Holding Company Regulation” for a discussion of the activities that are permitted for bank holding companies.

Following the conversion and stock offering, URSB Bancorp’s cash flow will depend primarily on earnings from the investment of the net proceeds from the stock offering it retains and on any cash dividends it receives from United Roosevelt Savings Bank, which is subject to regulatory limitations on the amount of dividends that it may pay. See “Supervision and Regulation – Federal Regulations Applicable to United Roosevelt Savings Bank – Capital Requirements.”

Initially, URSB Bancorp will neither own nor lease any property, but will instead pay a fee to United Roosevelt Savings Bank for the use of its premises, equipment and furniture. At the present time, URSB Bancorp intends to employ as its officers only certain persons who are officers of United Roosevelt Savings Bank. It will, however, use the support staff of United Roosevelt Savings Bank from time to time and will pay a fee to United Roosevelt Savings Bank for the time they devote to URSB Bancorp. However, these persons will not be separately compensated by URSB Bancorp. URSB Bancorp may hire additional employees, as needed, to the extent it expands its business in the future.

BUSINESS OF UNITED ROOSEVELT SAVINGS BANK

General

United Roosevelt Savings Bank is a New Jersey-chartered stock savings bank. In October 1997, United Roosevelt Savings Bank converted from the mutual to stock form of organization by reorganizing into the current mutual holding company structure, resulting in United Roosevelt, MHC becoming its mutual holding company and United Roosevelt Bancorp becoming its mid-tier subsidiary stock holding company.

United Roosevelt Savings Bank operates from its main office and one branch office, both located in Carteret. We consider Middlesex County, where Carteret is located, and Monmouth County, adjacent to Middlesex County to the southeast, to be our primary market area for loans and retail deposits. Both counties are considered part of the New York Metropolitan area.

Our business consists primarily of taking retail deposits from the general public, along with brokered deposits and other wholesale deposits, and investing those deposits, together with funds generated from operations, primarily in one-to four-family residential mortgage loans, commercial real estate loans, commercial and industrial loans, and multi-family loans. At September 30, 2025, one-to four-family residential mortgage loans totaled $129.8 million (45.9% of total loan portfolio), commercial real estate loans totaled $67.2 million (23.7% of total loan portfolio), commercial and industrial loans totaled $44.8 million (15.8% of total loan portfolio) and multi-family loans totaled $16.6 million (5.9% of total loan portfolio). To a growing extent, our loan portfolio includes consumer loans, including unsecured consumer loans, the substantial majority of which we have recently begun to purchase from third parties. Consumer loans increased from $137,000, or 0.1% of total loans, at December 31, 2024 to $16.9 million, or 6.0% of total loans, at September 30, 2025. For further information about our lending activities, see “Risk Factors – Risks Related to Our Lending Activities” and “Business of United Roosevelt Savings Bank – Lending Activities.”

We also invest in securities, primarily mortgage-backed securities and collateralized mortgage obligations and U.S. Government agency securities.

We offer a variety of deposit accounts, including certificate of deposit accounts, money market accounts, savings accounts, and interest-bearing and noninterest-bearing checking accounts.

Business Strategy

As a community bank, we believe that our reputation for providing personalized customer service is our strongest asset and most effective business strategy to continue to grow and be profitable. The proceeds from the stock offering will enable us to continue to implement prudent growth, and we plan to employ the following strategies to also maximize profitability:

•	Continue to grow our commercial real estate loan portfolio. At September 30, 2025, commercial real estate loans were the second largest component of our loan portfolio behind one- to four-family residential mortgage loans. Commercial real estate loans help to increase loan portfolio yield, thereby improving profitability, and reduce the average term to repricing of our loans, thereby improving interest rate risk management. The proceeds from the stock offering will allow us to compete for more and larger loan relationships with borrowers, primarily in our market area.

•	Continue to grow our commercial and industrial loan portfolio. At September 30, 2025, commercial and industrial loans were the third largest component of our loan portfolio behind one- to four family residential mortgage loans and commercial real estate loans. Like commercial real estate loans, commercial and industrial loans help to increase loan portfolio yield, thereby improving profitability, and reduce the average term to repricing of our loans, thereby improving interest rate risk management. The proceeds from the stock offering will allow us to compete for more and larger loan relationships with borrowers, primarily in our market area.

•	Continue to grow our consumer loan portfolio. The consumer loan portfolio increased to $16.9 million or 6.0% of total loans at September 30, 2025, from $137,000 or 0.1% of total loans at December 31, 2024, primarily due to loan purchases from third parties, including purchases of unsecured consumer loans. The proceeds from the stock offering will allow us to continue to grow this area of lending.

•	Continue our historical emphasis on residential mortgage lending. As a community bank, one- to four-family residential mortgage lending has been, and will continue to be, a significant portion of our lending activities. The proceeds from the stock offering will allow us to continue to grow this area of lending.

•	Continue to grow core deposits. We consider all deposits, other than certificates of deposits and brokered deposits, as core deposits. We have invested in and enhanced our online and mobile banking offerings to help gather core deposits. We intend to search for and hire a qualified business development officer to also help our efforts to gather core deposits. Our commercial and industrial lending activities are an avenue to increase our core deposits by offering the opportunity to capture the full banking relationship, including a deposit relationship, with these customers.

•	Grow organically and through opportunistic branching or acquisitions. We intend to grow our balance sheet organically on a managed basis. The capital we are raising in the conversion and stock offering will enable us to increase our lending and investment capacity. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance our franchise value and stockholder returns. These opportunities may include establishing new, or de novo, branch offices, acquiring branch offices, establishing loan production offices, or acquiring other financial institutions. The capital we are raising in the stock offering would help us fund any such opportunities that may arise. We have no current plans or intentions regarding any such expansion activities.

Reflecting our community focus, in connection with the conversion and offering, we intend to establish a charitable foundation and fund it with $200,000 in cash and 20,000 shares of our common stock (valued at $10.00 per share), for a total contribution of $400,000. The charitable foundation will make contributions to support various charitable organizations within the communities we serve now and in the future. For further information, see “URSB Charitable Foundation, Inc.”

Market Area

We consider Middlesex County and Monmouth County to be our primary market area for loans and retail deposits. These counties are part of the New York Metropolitan area. According to published statistics, the 2025 population was approximately 867,000 for Middlesex County and approximately 642,000 for Monmouth County. Major employment sectors in Middlesex County include healthcare (e.g., Robert Wood Johnson University Hospital and St. Peter’s Healthcare System), pharmaceuticals (e.g., Novo Nordisk, Bristol-Myers Squibb, and Johnson & Johnson), and retail (e.g., Amazon and Home Depot). Major employment sectors in Monmouth County include healthcare (e.g., Hackensack Meridian Health and RWJ Barnabas – Monmouth Medical Center) and higher education (e.g., Monmouth University).

According to published statistics, 2025 median household income for Middlesex County and Monmouth County was approximately $104,400 and $122,400, respectively, compared to approximately $99,360 statewide and $78,800 nationwide. 2025 per capita income for Middlesex County and Monmouth County were approximately $52,200 and $66,500, respectively, compared to approximately $54,300 statewide and $44,600 nationwide. The September 2025 unemployment rates for Middlesex County and Monmouth County were 5.8% and 5.0%, respectively, compared to 5.6% statewide and 4.3% nationwide.

Competition

We face significant competition within our market both in making loans and attracting deposits. Our market area has a high concentration of financial institutions, including large money center and regional banks, community banks, credit unions and other non-bank financial service providers. Our two banking offices are located in Middlesex County. At June 30, 2025 (the most recent date for which FDIC data is available), we were ranked 25th among the 44 FDIC-insured financial institutions with offices in Middlesex County, with a deposit market share of 0.32%. Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities firms, fintech companies, specialty finance firms and technology companies. Our ability to compete in our primary market area does not depend on any existing relationship.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend toward consolidation of the financial services industry. Technological advances, for example, have lowered barriers to entry, which have allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including fintech companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and loans could limit our growth in the future.

Lending Activities

Our loan portfolio consists primarily of commercial real estate loans, commercial and industrial loans, and one-to four-family residential mortgage loans and, to a growing extent, consumer loans. To a substantially lesser extent, the loan portfolio also includes home equity loans and lines of credit and construction loans.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by loan type at the dates indicated. At September 30, 2025, December 31, 2024 and December 31, 2023, there were no loans held-for-sale.

			At December 31,
	At September 30, 2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real estate loans:
One- to four-family residential	$129,789	45.86%	$108,226	43.55%	$88,303	39.72%
Home equity and second mortgage	3,545	1.25	3,330	1.34	2,465	1.11
Multi-family	16,639	5.88	20,215	8.13	18,528	8.33
Commercial real estate	67,208	23.74	60,542	24.36	60,573	27.24
Construction	4,143	1.46	6,119	2.46	4,270	1.92
Commercial and industrial:
Bankers Healthcare Group loans	35,341	12.48	39,073	15.72	38,758	17.43
Other commercial and industrial	9,477	3.35	10,890	4.38	9,378	4.22
Consumer	16,941	5.98	137	0.06	68	0.03
	283,083	100.00%	248,532	100.00%	222,343	100.00%
Less:
Allowance for credit losses on loans	(1,952)		(1,363)		(1,478)
Premiums on loans purchased	374		23		23
Deferred loan fees, net	1,096		833		656
Loans receivable, net	$282,601		$248,025		$221,544

Contractual Maturities. The following tables set forth the contractual maturities of our total loan portfolio at September 30, 2025. Demand loans, which are loans having no stated repayment schedule or maturity, and overdraft loans are both reported as being due in one year or less. Because the table presents contractual maturities and do not reflect repricing or the effect of prepayments, actual maturities may differ.

	One- to Four-Family Residential	Home Equity and Second Mortgage	Multi-Family	Commercial Real Estate	Construction	Bankers Healthcare Group	Other Commercial and Industrial	Consumer	Total

			(In thousands)
Amounts due in:
One year or less	$90	$—	$360	$2,012	$4,143	$163	$2,121	$84	$8,973
After one year through two years	114	12	—	232	—	534	2,122	16	3,030
After two years through three years	335	5	—	149	—	1,840	408	628	3,365
After three years through five years	1,074	266	1,119	2,145	—	7,160	3,137	1,703	16,604
After five years through 10 years	4,049	460	—	5,816	—	12,545	472	7,614	30,956
After 10 years through 15 years	6,693	2,802	1,381	5,854	—	13,099	1,217	6,896	37,942
After 15 years	117,434	—	13,779	51,000	—	—	—	—	182,213
Total	$129,789	$3,545	$16,639	$67,208	$4,143	$35,341	$9,477	$16,941	$283,083

The following table sets forth the fixed-rate and adjustable-rate loans at September 30, 2025, that are contractually due after September 30, 2026.

	Due After September 30, 2026
	Fixed	Adjustable	Total
	(In thousands)
Real estate loans:
One- to four-family residential	$55,444	$74,255	$129,699
Home equity and second mortgage	1,287	2,258	3,545
Multi-family	—	16,279	16,279
Commercial real estate	5,931	59,265	65,196
Construction	—	—	—
Commercial and industrial:
Bankers Healthcare Group loans	35,178	—	35,178
Other commercial and industrial	3,298	4,058	7,356
Consumer	16,857	—	16,857
Total loans	$117,995	$156,115	$274,110

One- to Four-Family Residential Mortgage Loans. At September 30, 2025, one- to four-family residential mortgage loans totaled $129.8 million or 45.9% of total loans. The vast majority have been purchased from local mortgage brokers. We generally do not originate one- to four-family residential mortgage loans for sale. The vast majority of one- to four-family residential mortgage loans are secured by properties located in our primary market area.

The one- to four-family residential mortgage loan portfolio includes both fixed-rate loans and adjustable rate loans. The interest rate on fixed-rate loans is set based on our asset/liability objectives and competitive factors. Fixed-rate loans have maturities from 10 to 30 years. At September 30, 2025, fixed-rate one- to four-family residential real estate loans totaled $55.5 million.

Adjustable-rate one- to four-family residential real estate loans have terms of up to 30 years. The interest rate is generally fixed during the first five years and then adjusts annually based on the One Year U.S. Treasury rate, plus a spread. At September 30, 2025, adjustable-rate one- to four-family residential real estate loans totaled $74.3 million.

We evaluate both the borrower’s ability to make principal, interest and escrow payments and the value of the property that will secure the loan. Our one- to four-family residential real estate loans do not currently include prepayment penalties, are non-assumable and do not produce negative amortization. Our one- to four-family residential mortgage loans customarily include “due-on-sale” clauses giving us the right to declare the loan immediately due and payable if, among other things, the borrower sells the property subject to the mortgage. All borrowers are required to obtain title insurance. We also require homeowner’s insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing real estate loans. The maximum loan-to-value ratio for one- to four-family loans is 80% (95% with private mortgage insurance).

We generally do not offer “interest-only” mortgage loans on one- to four-family residential real estate loans nor do we offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on their loan, resulting in an increased principal balance during the life of the loan. Additionally, we do not offer “subprime loans” (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios).

Home Equity Loans and Second Mortgage Loans. At September 30, 2025, home equity and second mortgage loans totaled $3.5 million or 1.3% of total loans. Subject to market conditions, we intend to increase this type of lending because it offers higher yields and their variable interest rates helps to mitigate interest rate risk.

Home equity loans are generally revolving lines of credit and are generally underwritten using the same underwriting criteria for one- to four-family residential mortgage loans. Home equity lines of credit may be underwritten with a loan-to-value ratio of up to 80% when combined with the principal balance of the existing first mortgage loan. Home equity lines of credit have a 15-year term. During the first five years the account revolves with a monthly interest payment based on a variable interest rate. During the last 10 years the account is closed to new draws and the principal balance is fully amortized, with interest based on the prime rate plus a spread.

Second mortgage loans are fully-amortizing loans and are generally underwritten using the same underwriting criteria for one- to four-family residential mortgage loans. Second mortgage loans generally have a loan-to-value ratio of up to 80% when combined with the principal balance of the existing first mortgage loan. Second mortgage loans have terms of five, 10 or 15 years. The interest rate is set at origination based on market conditions and our asset/liability management objectives.

Multi-family Mortgage Loans. At September 30, 2025, multi-family mortgage loans totaled $16.6 million or 5.9% of total loans, many of which are purchased participation interests in loans originated by other financial institutions in our market area acting as the lead lender. Multi-family mortgage loans are secured primarily by five or more-unit residential apartment buildings located in our primary market area. Multi-family mortgage loans are generally fully-amortizing loans with 25-year terms and with interest rates that reset every five years based on the Federal Home Loan Bank 5-year advance rate, plus a spread. At September 30, 2025, our largest multi-family mortgage loan had an outstanding balance of $1.4 million and it was performing according to its original terms.

We consider a number of factors in originating multi-family mortgage loans, including the creditworthiness of the borrower, the value and condition of the mortgaged property securing the loan, and the rent roll of the mortgaged property. When evaluating the borrower, we also consider the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, among other factors we consider the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that, subject to certain exceptions, it is at least 1.20x and that the ratio of the loan amount to the appraised value of the mortgaged property, subject to certain exception, is limited to 75% of the appraised value or purchase price, whichever is lower. The collateral property is appraised by outside independent and qualified appraisers that are duly approved according to policy. Personal guarantees are typically obtained from borrowers. Each borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates.

Commercial Real Estate Loans. At September 30, 2025, commercial real estate loans totaled $67.2 million or 23.7% of total loans. Commercial real estate loans are secured primarily by shopping centers, single tenant retail properties, and light industrial properties located in our primary market area. The terms and interest rates for commercial real estate loans are generally the same as those for multi-family mortgage loans. At September 30, 2025, our largest commercial real estate loan had an outstanding balance of $2.6 million and is secured by various commercial properties and residential rental properties in our primary market area. At September 30, 2025, this loan was performing according to its original terms.

We consider a number of factors in originating commercial real estate loans, including the creditworthiness of the borrower, the value and condition of the mortgaged property securing the loan, and the rent roll of the mortgaged property. When evaluating the borrower, we also consider the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, among other factors we consider the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that, subject to certain exceptions, it is at least 1.20x, and the ratio of the loan amount to the appraised value of the mortgaged property, subject to certain exception, is limited to 75% of the appraised value or purchase price, whichever is lower. The collateral property is appraised by outside independent and qualified appraisers that are duly approved according to policy. Personal guarantees are often obtained from borrowers. Each borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates.

At September 30, 2025, commercial real estate loans secured by owner-occupied, non-farm, non-residential properties totaled $17.9 million, commercial real estate loans secured by non-owner-occupied, non-farm, non-residential properties totaled $20.0 million, and commercial real estate loans secured by non-owner occupied one- to four-family residential properties totaled $29.3 million.

To monitor concentration risk in commercial real estate loans, we have established a guideline metric based on the ratio of those loans to the sum of United Roosevelt Savings Bank’s Tier 1 capital and allowance for credit losses. The guideline percentage is 100% for commercial real estate loans secured by owner-occupied, non-farm, non-residential properties, 150% for commercial real estate loans secured by non-owner-occupied, non-farm, non-residential properties, and 150% for commercial real estate loans secured by non-owner-occupied, one- to four-family residential properties. At September 30, 2025, the percentages were 63.2%, 70.7% and 103.2%, respectively.

Construction Loans. At September 30, 2025, construction loans totaled $4.1 million or 1.5% of total loans. Our construction loans are generally for the construction of commercial properties and mixed-use properties in our market area, such as professional office buildings and apartment buildings with street-level retail space. We generally do not originate residential construction loans.

Construction loans have terms of up to 12 months. Funds are advanced on a “per completion” basis and the borrower makes interest-only payments. The interest rate is generally based on the prime lending rate, plus a spread. Upon completion of construction, the construction loan may be converted to a permanent mortgage loan.

Construction loans are generally limited to 70% loan-to-completed-appraised-value ratio upon completion of the project. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also generally require inspections of the property before disbursements of funds during the term of the construction loan.

At September 30, 2025, the largest construction loan had an outstanding balance of $3.3 million and is for the construction of an apartment building located in our primary market area. At September 30, 2025, this loan was performing according to its original terms.

Commercial and Industrial Loans. At September 30, 2025, commercial and industrial loans totaled $44.8 million or 15.8% of total loans. A significant portion of the commercial and industrial loan portfolio consists of commercial and industrial loans purchased from Bankers Healthcare Group and BancAlliance. We also purchase consumer loans from Bankers Healthcare Group as discussed below under “—Lending Activities – Consumer Loans.”

At September 30, 2025, Bankers Healthcare Group purchased loans totaled $35.3 million. We began purchasing commercial and industrial loans from Bankers Healthcare Group in early 2016. Bankers Healthcare Group originates loans nationwide to licensed or unlicensed or otherwise skilled business professionals for business development, practice improvement, debt consolidation, working capital, equipment purchases, and, occasionally, business purchases. Bankers Healthcare Group typically originates loans at fixed interest rates and without a prepayment penalty provision. Bankers Healthcare Group underwrites and funds the loans, which are typically secured by a Uniform Commercial Code blanket lien on the borrowers’ business assets. When we purchase a loan from Bankers Healthcare Group, we purchase 100% of the loan and Bankers Healthcare Group establishes a reserve deposit account with us equal to 3% of the loan balance. The borrower services the loan by authorizing us to withdraw funds electronically from the borrower’s deposit account established at the borrower’s financial institution. If a loan becomes delinquent, Bankers Healthcare Group handles all collection activity and bears all associated costs. During the delinquency period, we withdraw funds from the reserve deposit account to service the loan. When a delinquent payment is collected, the collected funds are used to replenish the reserve deposit account. If a loan becomes120 days delinquent, Bankers Healthcare Group typically repurchases the delinquent loan or replaces it with a performing loan of equal or greater balance (although this is not a contractual obligation of Bankers Healthcare Group). We estimate that the typical loan purchased from Bankers Healthcare Group has an outstanding balance of approximately $65,000 and a maximum term of 12 years at the time of purchase. At September 30, 2025, our largest Bankers Healthcare Group purchased loan totaled $609,000 and it was performing according to its original terms.

To monitor concentration risk in the loans sourced from Bankers Healthcare Group (both commercial and industrial loans and consumer loans), we have established a guideline metric based on the ratio of those loans to the sum of United Roosevelt Savings Bank’s Tier 1 capital and allowance for credit losses. The guideline percentage is 150%. At September 30, 2025, Bankers Healthcare Group loans were at 150.3%.

At September 30, 2025, BancAlliance purchased loans totaled $4.0 million. In November 2023 we began purchasing participation interests in syndicated leveraged lending loans from BancAlliance. Our board of directors has imposed a $5.0 million limit on total loans purchased from BancAlliance. These loans are unsecured and are made to large middle market businesses (generally with earnings before interest, taxes, depreciation and amortization (EDITDA) of approximately $10-75 million) in varying industries. These loans generally have two- to seven-year terms and fixed interest rates. At September 30, 2025, our largest BancAlliance purchased loan totaled $490,000 and it was performing according to its original terms.

The vast majority of other commercial and industrial loans are lines of credit and term loans that we originate, which are generally secured by some or all of the business assets of the borrower, including machinery and equipment, inventory and other business assets. Lines of credit are generally variable rate demand loans with maturities of up to two year. Terms loans are generally fully amortizing for a maximum term of two years and have variable interest rates.

When making commercial and industrial loans, we consider the financial statements of the borrower, lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, the projected cash flows of the business and the value of the business assets.

During the first half of calendar year 2026 we intend to begin originating commercial and industrial loans through the U.S. Small Business Administration (“SBA”) Section 7(a) Program. This program provides guaranteed loans to qualified small businesses for working capital and other business purposes. Loans originated under this program are generally term loans for up to 25 years with either fixed or variable interest rates. The maximum loan amount is $5.0 million. The SBA guarantees 75% of the loan amount. We intend hold the unguaranteed portions of loans in our loan portfolio and sell the guaranteed portions. The sale of the guaranteed portions would provide an opportunity for us to earn non-interest income.

Consumer Loans. At September 30, 2025, consumer loans totaled $16.9 million or 6.0% of total loans, compared to $137,000 or 0.1% of total loans at December 31, 2024. This increase is primarily the result of consumer loans we have purchases from third parties including Bankers Healthcare Group, LendingClub® and Woodside Credit. We intend to continue to grow the consumer loan portfolio through loan purchases as opposed to consumer loans we originate directly.

As an extension of our existing relationship with Bankers Healthcare Group with respect to purchasing commercial and industrial loans, we began purchasing consumer loans from them in the second quarter of 2025. At September 30, 2025, Bankers Healthcare Group-purchased consumer loans totaled $7.3 million. These loans are generally unsecured and are made to borrowers with high incomes (typically W-2 incomes exceeding $200,000) and high credit scores (typically credit scores of 780 and above). Loan terms range from three months to 12 years, but are predominately in the range of 10 to 12 years, and generally have variable interest rates. As discussed under “—Lending Activities – Commercial and Industrial Loans,” Bankers Healthcare Group establishes reserve deposit accounts for these loans. Should a Bankers Healthcare Group consumer loan be in default for four months, Bankers Healthcare Group typically repurchases the delinquent loan or replaces it with a performing loan of equal or greater balance (although this is not a contractual obligation of Bankers Healthcare Group). We estimate that the typical consumer loan purchased from Bankers Healthcare Group has an outstanding balance of approximately $107,000. At September 30, 2025, our largest Bankers Healthcare Group-purchased consumer loan totaled $330,000 and it was performing according to its original terms.

Beginning in the first quarter of 2025, we began purchasing consumer loans from LendingClub®. At September 30, 2025, LendingClub®-purchased consumer loans totaled $1.2 million. These loans are generally short-term (typically up to 24 months), fixed-rate unsecured loans made to borrowers for debt consolidation and other consumer purposes. We estimate the typical loan balance to range between $20,000 and $30,000.

Beginning in the second quarter of 2025, we began purchasing consumer loans from Woodside Credit. At September 30, 2025, Woodside Credit purchased consumer loans totaled $8.3 million. These loans are generally made to borrowers with high incomes (typically W-2 incomes exceeding $500,000) and high credit scores (typically credit scores of 740 and above) to finance the purchase of exotic, classic and collector automobiles, such as Ferraris and Aston Martins, among others, and collector automobiles often sold at Barrett-Jackson automobile auctions. Loan terms range up to 15 years, are typically secured by the automobile, and generally have variable interest rates.

The consumer loans we purchase from Bankers Healthcare Group and LendingClub® have heightened credit risk because they are unsecured and unseasoned. The consumer loans we purchase from Woodside Credit have heightened credit risk because they are unseasoned. See “Risk Factors – Risks Related to Our Lending Activities – A substantial portion of our consumer loan portfolio is unsecured” and “— A substantial portion of our consumer loan portfolio is unseasoned.”

Loan Underwriting Risks

Adjustable-Rate Residential Real Estate Loans. Although adjustable-rate mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they periodically reprice, as interest rates increase, the required payments due from the borrower also increase (subject to any rate caps), increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by the maximum periodic and lifetime rate adjustments permitted by our loan documents.

Commercial Real Estate and Multifamily Loans. Loans secured by commercial real estate or multifamily properties generally have larger balances and involve a greater degree of risk than owner-occupied, one- to four-family residential real estate loans. The primary concern in commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors to provide quarterly, semi-annual or annual financial statements, depending on the size of the loan, on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have an aggregate debt service ratio, including the guarantor’s cash flows and the borrower’s other projects, of at least 1.25x for commercial real estate and 1.20x for multifamily loans. An environmental phase one report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

If we foreclose on a commercial real estate or multifamily loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial.

Construction Loans. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers’ financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Commercial and Industrial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flows of the borrower’s business, and the collateral securing these loans may fluctuate in value. Our commercial and industrial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Collateral for commercial and industrial loans typically consists of accounts receivable, inventory or equipment. Collateral may also consist of limited use and difficult-to-value property, such as solar panels. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself.

Consumer Loans. Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles and recreational vehicles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be collected.

Originations, Sales and Purchases of Loans

Our loan originations are generally generated by our loan personnel operating at our banking offices. We also obtain referrals from existing and former customers and from accountants, real estate brokers, builders and attorneys. All loans we originate are underwritten pursuant to our policies and procedures which are approved by our board of directors.

We generally do not sell loans that we originate. Occasionally, we may sell participation interests in a multi-family loan or commercial real estate loan that we originate when the size of the loan would exceed our legal lending limits.

We are an active purchaser of loans, both whole loans and participation interests in loans originated by other lenders, including one- to four-family residential mortgage loans, multi-family mortgage loans, commercial real estate loans, commercial and industrial loans, and consumer loans. See “—Lending Activities” above. Loan participations are periodically reported to the board of directors. At September 30, 2025, our largest loan participation interest totaled $2.4 million, representing a 22.7% purchased interest in a commercial real estate loan secured by a hotel property located in our primary market area, which was performing according to its original terms.

Loan Approval Procedures, Loans to One Borrower Limit and Lending Authority

Under New Jersey law, the aggregate amount of loans that United Roosevelt Savings Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of its capital, surplus account and undivided profits (25% if the amount in excess of 15% is secured by “readily marketable collateral”). At September 30, 2025, our loans-to-one borrower regulatory limit was $4.3 million.

At September 30, 2025, our largest exposure to one lending relationship totaled $3.6 million, consisting of a construction loan secured by an apartment building in our primary market area. At September 30, 2025, this relationship was performing according to its original repayment terms.

As a result of the conversion and stock offering, our loans-to-one borrower regulatory limit will increase. Consistent with our strategy to grow our loan portfolio, we would expect to originate and retain in our portfolio larger loan relationships while also remaining diversified with smaller and mid-sized relationships as well.

Our lending activities are subject to written underwriting standards and origination procedures. Decisions on loans are made consistent with our loan policies and procedures, and the underwriting and review of a loan decision is designed primarily to determine the borrower’s ability to repay the requested loan. The board of directors has overall responsibility for our lending policy, and the board reviews this policy at least annually.

United Roosevelt Savings Bank’s board of directors has delegated certain loan approval authority to individual officers and the Loan Committee (consisting of at least two directors and three officers appointed to the Loan Committee by the board of directors). Any officer who is appointed by the board of directors to the Internal Credit Committee (consisting of the President and Chief Executive Officer, the Chief Financial Officer, and the Senior Vice President of Lending) may approve all loans or credit exposures up to an including $1.0 million, singly or in the aggregate, to any individual or entity. The Loan Committee may approve all loans or credit exposures greater than $1.0 million but less than or equal to $2.0 million, singly or in the aggregate, to any individual or entity. The board of directors must approve all loans or credit exposures greater than $2.0 million, singly or in the aggregate, to any individual or entity up to United Roosevelt Savings Bank’s legal lending limit.

Loan policy exceptions are fully disclosed to the approving authority, either an individual officer or the appropriate management or loan committee prior to approval. Reporting on policy exceptions are generally included within each Board package.

Generally, we require title insurance on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. We also require flood insurance if the improved property is determined to be in a flood zone area.

Asset Quality

Past Due Loans. Loans past due 30 days are considered delinquent. When a borrower fails to make required loan payment, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. Collection efforts include personal contact, telephone calls, and direct correspondence by our personnel with the delinquent borrower, generally beginning 15 to 30 days after the loan is first past due. The accrual of interest on a loan is discontinued when the loan is 90 days delinquent unless it is well secured and in the process of collection.

Generally, when a loan becomes 60 days past due, it is turned over to our attorneys to ensure that further collection according to applicable laws and regulations. All loans past due 90 days are placed on non-accrual status and reported to the board of directors monthly. If our attorneys do not receive a response from the borrower, or if the terms of any payment plan established are not followed, then collection proceedings will be pursued. Management submits a delinquent loan report detailing loans 30 days or more past due to the board of directors each month.

The following table sets forth our loan delinquencies (including non-accrual loans), by type and amount, at the dates indicated.

				At December 31,
	At September 30, 2025			2024			2023
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due

	(In thousands)
Real estate loans:
One- to four-family residential	$—	$—	$—	$796	$—	$129	$—	$—	$—
Home equity and second mortgage	—	—	—	—	—	—	—	—	—
Multi-family	—	—	—	—	—	—	—	—	—
Commercial real estate	72	—	—	—	—	-	—	—	—
Construction	—	-	—	—	—	—	—	—	—
Commercial and industrial:
Bankers Healthcare Group loans	—	—	—	—	—	—	—	—	—
Other commercial and industrial	—	—	—	98	—	—	90	—	—
Consumer	—	30	—	—	—	—	—	—	—
Total	$72	$30	$—	$894	$—	$129	$90	$—	$—

Real Estate Owned. When we acquire real estate as a result of foreclosure or by deed in lieu of foreclosure, the real estate is classified as foreclosed real estate until it is sold. The real estate is recorded at estimated fair value at the date of acquisition less estimated costs to sell, and any write-down resulting from the acquisition is charged to the allowance for loan losses. Estimated fair value is based on an appraisal typically obtained before the foreclosure process is completed. Subsequent decreases in the value of the property are charged to operations. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell. At September 30, 2025, we had no real estate owned.

Collateral Dependent Loans. A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of loans deemed collateral-dependent, we have elected the practical expedient to estimate expected credit losses based on the collateral’s fair value, less estimated cost to sell.

Modifications Made to Borrowers Experiencing Financial Difficulty. We occasionally modify loans to extend the term or make other concessions to help a borrower stay current on his or her loan and to avoid foreclosure. We consider modifications only after analyzing the borrower’s current repayment capacity, evaluating the strength of any guarantors based on documented current financial information, and assessing the current value of any collateral pledged. We generally do not forgive principal or interest on loans, but may do so if it is in our best interest and increases the likelihood that we can collect the remaining principal balance. We may modify the terms of loans to lower interest rates (which may be at below market rates), to provide for fixed interest rates on loans where fixed rates are otherwise not available, to provide for longer amortization schedules, or to provide for interest-only terms. These modifications are made only when a workout plan has been agreed to by the borrower that we believe is reasonable and attainable and in our best interests. At September 30, 2025, the outstanding balance of modified loans to borrowers experiencing financial difficulty was $871,000.

Non-Performing Assets. The following table sets forth information regarding non-performing assets at the dates indicated. There were no modified loans to borrowers experiencing financial difficulty included within non-accrual loans at the dates indicated.

	At September 30,	At December 31,
	2025	2024	2023

	(Dollars in thousands)
Non-accrual loans:
Real estate loans:
One- to four-family residential	$—	$789	$—
Home equity and second mortgage	44	—	—
Multi-family	—	—	—
Commercial real estate	63	—	—
Construction	—	—	—
Commercial and industrial loans:
Bankers Healthcare Group loans	—	—	—
Other commercial and industrial	—	79	—
Consumer	—	—	—
Total non-accrual loans	107	868	—

Accruing loans past due 90 days or more	—	—	—

Real estate owned:
One- to four-family residential	—	—	—
Home equity and second mortgage	—	—	—
Multi-family	—	—	—
Commercial	—	—	—
Construction	—	—	—
Total real estate owned	—	—	—

Total non-performing assets	$107	$868	$—

Total accruing modified loans	$871	$796	$—
Total non-performing loans to total loans	0.04%	0.35%	—%
Total non-accruing loans to total loans	0.04%	0.35%	—%
Total non-performing assets to total assets	0.03%	0.27%	—%

Classified Assets. Federal regulations provide that each insured savings institution classify its assets on a regular basis. In addition, in connection with examination of insured depository institutions, federal and New Jersey banking regulators have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the afore-mentioned categories but possess weaknesses are designated as “special mention” by our management.

When an insured depository institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory agencies, which may require the establishment of additional general or specific loss allowances.

In connection with our periodic regulatory reports and according to our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification according to applicable regulations. In additional to internal loan review, we engage an external consultant annually to review, test and evaluate our internal loan review efforts, with a focus on risk rating accuracy. The external loan review also reviews the lending function’s compliance with our loan policy and applicable regulations.

Our classified assets, special mention assets, and foreclosed real estate and other repossessed assets at the dates indicated were as follows:

	At September 30,	At December 31,
	2025	2024	2023

	(In thousands)
Substandard assets	$3,670	$4,592	$2,059
Doubtful assets	—	—	—
Loss assets	—	—	—
Total classified assets	$3,670	$4,592	$2,059
Special mention assets	$843	$1,911	$303
Foreclosed real estate and other repossessed assets	$—	$—	$—

Other Loans of Concern. At September 30, 2025, except for loans included in the above table, there were no other loans of concern for which we had information about possible credit problems of borrowers that caused us to have serious doubts about the ability of the borrowers to comply with present loan repayment terms and that may result in disclosure of such loans in the future.

Allowance for Credit Losses

On January 1, 2023, we adopted Accounting Standards Update (ASU) 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with the CECL methodology. Under the CECL methodology, provisions for credit losses are charged to operations to establish an allowance for credit losses at a level to cover expected losses over the expected life of a loan or securities portfolio. Under the previous “incurred loss” model, provisions for loan losses were charged to operations to establish an allowance for loan losses at a level necessary to absorb known and inherent losses in our loan portfolio that are both probable and reasonably estimable at the date of the consolidated financial statements. In evaluating the level of the allowance for credit losses, management analyzes reasonable and supportable forecasts and several qualitative loan portfolio risk factors including, but not limited to, management’s ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

Additions to the allowance for credit losses are provided by charges against income based on various factors, which, in our judgment, deserve current recognition in estimating probable losses. Credit losses are charged-off in the period the loans, or portion thereof, are deemed uncollectible. Generally, we will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less cost to sell, for collateral dependent loans. We regularly review the loan portfolio to maintain the allowance for credit losses according to U.S. GAAP.

As an integral part of their examination process, the New Jersey Department of Banking and Insurance and the FDIC will periodically review our allowance for credit losses, and as a result of such reviews, we may determine to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

For further information regarding the allowance for credit losses, see note 1 of notes to consolidated financial statements.

The following table sets forth activity in the allowance for credit losses on loans for the periods indicated.

	At or For Nine Months Ended September 30,		At or For Year Ended December 31,
	2025	2024	2024	2023

	(Dollars in thousands)
Allowance for credit losses at beginning of period	$1,363	$1,478	$1,478	$1,184
Provision (credit) for credit losses	499	(123)	(25)	107
Impact of adoption of CECL	—	—	—	187
Charge-offs:
Real estate loans:
One- to four-family residential	—	—	—	—
Home equity and second mortgage	—	—	—	—
Multi-family	—	—	—	—
Commercial real estate	—	—	—	—
Construction	—	—	—	—
Commercial and industrial loans:
Bankers Healthcare Group loans	—	—	—	—
Other commercial and industrial	—	—	90	—
Consumer	—	—	—	—
Total charge-offs	—	—	90	—

Recoveries:
Real estate loans:
One- to four-family residential	—	—	—	—
Home equity and second mortgage	—	—	—	—
Multi-family	—	—	—	—
Commercial real estate	—	—	—	—
Construction	—	—	—	—
Commercial and industrial loans:
Bankers Healthcare Group loans	—	—	—	—
Other commercial and industrial	90	—	—	—
Consumer	—	—	—	—
Total recoveries	90	—	—	—

Net (charge-offs) recoveries	90	—	(90)	—

Allowance for credit losses at end of period	$1,952	$1,355	$1,363	$1,478

Allowance for credit losses as a percentage of non-performing loans at end of period	1,824.30%	444.26%	157.03%	—%
Allowance for credit losses as a percentage of total loans outstanding at end of period	0.69%	0.55%	0.55%	0.66%
Net (charge-offs) recoveries as a percentage of average loans outstanding during period	0.05%	—%	(0.04)%	—%

Allocation of Allowance for Credit Losses. The following tables set forth the allowance for credit losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

				At December 31,
	At September 30, 2025			2024			2023
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans

	(Dollars in thousands)
Real estate loans:
One- to four-family residential	$697	35.71%	45.86%	$135	9.90%	43.55%	$777	55.46%	39.72%
Home equity and second mortgage	22	1.13	1.25	7	0.51	1.34	11	0.79	1.11
Multi-family	113	5.79	5.88	309	22.67	8.13	147	10.49	8.33
Commercial real estate	441	22.59	23.74	615	45.13	24.36	261	18.63	27.24
Construction	67	3.43	1.46	110	8.07	2.46	30	2.14	1.92
Commercial and industrial loans:
Bankers Healthcare Group loans	16	0.82	12.48	97	7.12	15.72	136	9.71	17.43
Other commercial and industrial	67	3.43	3.35	90	6.60	4.38	24	1.71	4.22
Consumer	529	27.10	5.98	—	—	0.06	15	1.07	0.03
Total allocated allowance	$1,952	100.00%	100.00%	$1,363	100.00%	100.00%	$1,401	94.79%	100.00%
Unallocated allowance	—	—		—	—		77	5.21
Total allowance	$1,952	100.00%		$1,363	100.00%		$1,478	100.00%

Investment Activities

General. Our investment policy is established by the board of directors. The policy objectives are generally to: (i) invest excess funds when loan demand is low and provide a source of funds when loan demand is high, (ii) provide regulatory and operational liquidity needed to conduct daily operations, (iii) provide a high credit quality, diversified investments to minimize risk, (iv) enhance profitability by maintaining an acceptable spread over the cost of funds, and (v) provide collateral for pledging requirements such as pledges to secure Federal Home Loan Bank of New York borrowings. United Roosevelt Savings Bank’s board of directors and its Asset Liability Committee review all purchase and sale transactions at least quarterly.

Our investment policy is reviewed and approved annually by our board of directors. Authority to make investments under the approved guidelines are delegated to the President and Chief Executive Officer.

We have legal authority to invest in various types of liquid assets, including U.S. Treasury securities, U.S. government agency and government-sponsored enterprise securities, municipal securities, certificates of deposit of federally-insured institutions, and investment grade corporate bonds, among others. We also are required to maintain an investment in Federal Home Loan Bank of New York stock. While we have the authority under applicable law to invest in derivative securities, we have not purchased derivative securities as an investment strategy.

At the time of purchase, we designate a security as held to maturity, available for sale, or trading, depending on our ability and intent. Securities available for sale or designated for trading are reported at fair value, while securities held to maturity are reported at amortized cost. Consistent with our overall business and asset/liability management plan, which focuses on sustaining adequate levels of core earnings, the base premise of our investment portfolio is that all securities purchased will be suitable to be held to maturity. At September 30, 2025, we had $25.6 million of securities designated available for sale, $14.0 million of securities designated held to maturity, and no securities designated for trading.

We measure expected credit losses on available for sale securities based upon the unrealized gain or loss position of the security. For available for sale debt securities in an unrealized loss position, we evaluate qualitative criteria to determine any expected loss unless we intend to sell, or it is more likely than not that we will be required to sell before recovery of the amortized cost. In the latter two circumstances, we recognize the entire difference between the security’s amortized cost basis and its fair value as a write-down of the investment balance with a charge to earnings. Otherwise, management’s analysis considers various factors, which include the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security.

For additional information, see notes 3 and 4 of notes to consolidated financial statements.

Sources of Funds

General. Retail deposits have traditionally been our primary source of funds for lending and investment activities. We also use borrowings and brokered deposits and other wholesale funds to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, investment maturities, loan prepayments, loan sales, retained earnings and income on earning assets. While scheduled loan payments and income on interest-earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our retail deposits are primarily generated from residents and businesses within our primary market area. We offer a selection of deposit accounts as shown in the table below. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate.

Our ability to gather deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

We also participate in the IntraFi Network and the Certificates of Deposit Account Registry Service (CDARS), which are networks for reciprocal deposits. Reciprocal deposits allow us to obtain FDIC deposit insurance on large depositor balances by allocating deposits across multiple institutions participating in these networks in amounts below the FDIC insurance limit of $250,000 per insured account while retaining access to deposits from the networks. At September 30, 2025, December 31, 2024 and December 31, 2023, reciprocal deposits totaled $10.6 million, $12.5 million and $14.4 million, respectively, none of which were classified as brokered deposits. For additional information, see “Supervision and Regulation – Federal Regulations Applicable to United Roosevelt Savings Bank – Brokered Deposits.”

The following table sets forth the distribution of total deposits, by account type, at the dates and for the periods indicated.

	At or For Nine Months Ended			At or For Year Ended December 31,
	September 30, 2025			2024			2023
	Amount	Percent	Average Rate	Amount	Percent	Average Rate	Amount	Percent	Average Rate

	(Dollars in thousands)
Non-interest bearing checking accounts	$8,319	3.05%	—%	$5,734	2.33%	—%	$2,902	1.25%	—%
Interest-bearing checking accounts	57,825	21.20	1.37	65,629	26.67	1.46	71,413	30.76	0.96
Money market accounts	14,655	5.37	2.02	17,389	7.07	2.23	19,914	8.58	1.49
Savings and club accounts	22,454	8.23	0.34	25,965	10.55	0.18	26,153	11.27	0.56
Brokered certificates of deposit	58,841	21.58	3.78	55,547	22.57	3.79	42,150	18.16	3.23
Non-brokered certificates of deposit	110,616	40.57	3.59	75,815	30.81	3.23	69,624	29.98	1.87
Total	$272,710	100.00%	2.71%	$246,079	100.00%	2.43%	$232,156	100.00%	1.52%

At September 30, 2025, December 31, 2024 and December 31, 2023, the aggregate amount of all uninsured deposits (deposits in excess of the FDIC limit of $250,000 per insured account) was $25.2 million, $21.6 million and $20.4 million, respectively.

At September 30, 2025, December 31, 2024 and December 31, 2023, the aggregate amount of all uninsured certificates of deposit was $5.9 million, $5.4 million and $5.0 million, respectively.

At September 30, 2025, December 31, 2024 and December 31, 2023, there were no deposits that were uninsured for any reason other than being in excess of the FDIC limit.

The following table sets forth, by time remaining until maturity, uninsured certificates of deposit at the date indicated.

At September 30, 2025
(In thousands)
Maturity Period:
Three months or less	$2,082
Over three months through 6 months	1,968
Over 6 months through 12 months	1,480
Over 12 months	334
Total	$5,864

Borrowings. As a member of the Federal Home Loan Bank of New York, United Roosevelt Savings Bank is eligible to obtain advances upon the security of the Federal Home Loan Bank of New York common stock owned and certain residential mortgage loans, provided certain credit-worthiness standards are met. Advances are available under several credit programs, each having its own interest rate and range of maturities. At September 30, 2025, we had the ability to borrow $81.2 million from the Federal Home Loan Bank of New York, of which $50.8 million was outstanding at September 30, 2025. At September 30, 2025, we also had the ability to borrow $24.7 million from the Federal Reserve Bank of New York, with no outstanding borrowings under this facility at September 30, 2025. For additional information, see note 9 of notes to consolidated financial statements.

In November 2022, United Roosevelt Bancorp commenced a private offering of senior unsecured notes to qualified accredited investors. At September 30, 2025, $6.8 million of senior unsecured notes were outstanding. The majority of the proceeds were invested in United Roosevelt Savings Bank to support its operations. For additional information, see note 9 of notes to consolidated financial statements.

At September 30, 2025, United Roosevelt Savings Bank had a $5.9 million municipal letter of credit with the Federal Home Loan Bank of New York to serve as collateral for certain municipal deposits. There was no outstanding balance as of September 30, 2025. For additional information, see note 9 of notes to consolidated financial statements.

Properties

In addition to its owned main office at 11-15 Cooke Avenue, Carteret, New Jersey, United Roosevelt Savings Bank also operates a leased branch office located at 803 Roosevelt Avenue, Carteret, New Jersey. At September 30, 2025, the net book value of our premises and equipment was $2.6 million. See note 6 to notes to consolidated financial statements.

Subsidiary Activities

Upon completion of the conversion and stock offering, United Roosevelt Savings Bank will be the sole and wholly-owned subsidiary of URSB Bancorp. United Roosevelt Savings Bank has one subsidiary, which it wholly-owns – United Roosevelt Securities Corp., a New Jersey corporation engaged in the buying, selling and holding of mortgage-backed securities and other investment securities of the type that are permissible investments for United Roosevelt Savings Bank. As a securities corporation under New Jersey law, the income earned on the investment securities owned by United Roosevelt Securities Corp. is taxed at a lower state income tax rate than the state income rate applicable to United Roosevelt Savings Bank.

Legal Proceedings

We are not a party to any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. At September 30, 2025, we were not involved in any legal proceedings, the outcome of which would be material to our consolidated financial condition or results of operations.

Expense and Tax Allocation Agreements

Upon the completion of the conversion and stock offering, URSB Bancorp and United Roosevelt Savings Bank will enter into an agreement for United Roosevelt Savings Bank to provide URSB Bancorp with certain administrative support services in exchange for compensation at least equal to the fair market value of the services provided. In addition, URSB Bancorp and United Roosevelt Savings Bank will enter into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel

As of September 30, 2025, we had 28 full-time employees and two part-time employees. Our employees are not represented by a collective bargaining group. We believe that we have a good working relationship with our employees.

SUPERVISION AND REGULATION

General

United Roosevelt Savings Bank is a New Jersey-chartered stock savings bank and upon completion of the conversion will be the wholly-owned subsidiary of URSB Bancorp, which will be a registered bank holding company. United Roosevelt Savings Bank’s deposits are insured up to applicable legal limits by the FDIC. United Roosevelt Savings Bank is subject to extensive regulation by the New Jersey Department of Banking and Insurance, as its chartering authority, and by the FDIC, its primary federal regulator and the insurer of its deposit accounts. United Roosevelt Savings Bank must also comply with consumer protection regulations issued by the Consumer Financial Protection Bureau, as enforced by the FDIC. United Roosevelt Savings Bank is required to file reports with, and is periodically examined by, the FDIC and the New Jersey Department of Banking and Insurance concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. As a registered bank holding company, URSB Bancorp will be regulated by the Federal Reserve Board. United Roosevelt Savings Bank also is a member of and owns stock in the Federal Home Loan Bank of New York, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; provide oversight for the adequacy of loan loss reserves for regulatory purposes and the adequacy of its risk management framework; and establish the timing and amounts of assessments and fees imposed by the regulatory agencies. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings rely on the supervisor’s judgment and the receipt of a less than satisfactory rating in one or more categories may result in an enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as United Roosevelt Savings Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, offer new products and services, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to offer products and services, acquire other financial institutions, or expand our branch network.

As the top-tier bank holding company for United Roosevelt Savings Bank, United Roosevelt, MHC is currently required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board.

Following the conversion and stock offering, URSB Bancorp will be a bank holding company and will be required to comply with the Bank Holding Company Act and the rules and regulations of the Federal Reserve Board. It will be required to file certain reports with the Federal Reserve Board and will also be subject to examination by and the enforcement authority of the Federal Reserve Board. Additionally, the Federal Reserve Board may directly examine the subsidiaries of a bank holding company, including United Roosevelt Savings Bank. URSB Bancorp will also be subject to SEC rules and regulations under the federal securities laws.

Any change in applicable laws or regulations, whether by the New Jersey legislature, the New Jersey Department of Banking and Insurance, the Consumer Financial Protection Bureau, the FDIC, the Federal Reserve Board, the SEC or the U.S. Congress, could have a material adverse impact on the operations and financial performance of URSB Bancorp and United Roosevelt Savings Bank.

Set forth below is a brief description of material regulatory requirements that apply to United Roosevelt Savings Bank and will apply to URSB Bancorp. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on United Roosevelt Savings Bank and URSB Bancorp.

New Jersey Banking Laws and Supervision Applicable to United Roosevelt Savings Bank

General. As a New Jersey-chartered stock savings bank, United Roosevelt Savings Bank is subject to supervision, regulation and examination by the New Jersey Department of Banking and Insurance and to various New Jersey statutes and regulations which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings and payment of dividends. The prior approval of the New Jersey Department of Banking and Insurance is required for a New Jersey-chartered bank to establish or close branches, merge with other financial institutions, issue stock and undertake certain other activities. New Jersey laws and regulations generally allow New Jersey banks, with appropriate regulatory approvals, to engage in activities permissible for federally-chartered banks or banks chartered by another state.

Activity Powers. United Roosevelt Savings Bank derives its lending, investment and other activity powers primarily from the New Jersey Banking Act and its related regulations. Under these laws and regulations, savings banks, including United Roosevelt Savings Bank, generally may invest in:

•	real estate mortgages;

•	consumer and commercial loans;

•	specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

•	certain types of corporate equity securities; and

•	certain other assets.

A savings bank may also make other investments pursuant to “leeway” authority that permits investments not otherwise permitted by the New Jersey Banking Act. Leeway investments must comply with a number of limitations on the individual and aggregate amounts of leeway investments. A savings bank may also exercise trust powers upon approval of the New Jersey Department of Banking and Insurance. New Jersey savings banks also may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the New Jersey Department of Banking and Insurance, by regulation or by specific authorization, is required. The exercise of these lending, investment and activity powers is limited by federal law and regulations. See “—Federal Regulations Applicable to United Roosevelt Savings Bank—Activities and Investments of Insured State-Chartered Banks” below.

Loan-to-One-Borrower Limitations. With certain specified exceptions, a New Jersey-chartered savings bank may not make loans or extend credit to a single borrower or to entities related to the borrower in an aggregate amount that would exceed 15% of the bank’s capital funds. A savings bank may lend an additional 10% of the bank’s capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act. United Roosevelt Savings Bank currently complies with applicable loan-to-one-borrower limitations.

Dividends. Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a savings bank may not pay a dividend unless the savings bank would have a surplus of not less than 50% of its capital stock after the payment of the dividend or, alternatively, the payment of the dividend would not reduce the surplus. Federal law may also limit the amount of dividends that may be paid by United Roosevelt Savings Bank. See “– Federal Regulations Applicable to United Roosevelt Savings Bank – Prompt Corrective Action” below.

Minimum Capital Requirements. New Jersey Department of Banking and Insurance regulations impose on New Jersey-chartered depository institutions, including United Roosevelt Savings Bank, minimum capital requirements generally similar to those imposed by the FDIC on insured state banks. See “– Federal Regulations Applicable to United Roosevelt Savings Bank – Capital Requirements” below.

Examination and Enforcement. The New Jersey Department of Banking and Insurance may examine United Roosevelt Savings Bank as it deems advisable. It typically examines United Roosevelt Savings Bank at least every two years, typically alternating years with the FDIC so that United Roosevelt Savings Bank is generally subject to regulatory examination every year. Regulated institutions are assessed for expenses incurred by the New Jersey Department of Banking and Insurance.

The New Jersey Department of Banking and Insurance has authority to enforce applicable law and prevent practices that may cause harm to an institution, including the issuance of cease and desist orders and civil money penalties and removal of directors, officers and employees. It also has authority to appoint a conservator or receiver for a savings bank under certain circumstances such as insolvency or unsafe or unsound condition to transact business.

Other. New Jersey has other statutes or regulations that are similar to certain of the federal provisions discussed below.

Federal Regulations Applicable to United Roosevelt Savings Bank

Capital Requirements. Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

In determining the amount of risk-weighted assets for calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders’ equity and related surplus and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution’s capital adequacy, the FDIC considers not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Federal law required the federal banking agencies, including the Federal Reserve Board, to establish a “community bank leverage ratio” of between 8% and 10% for institutions with total consolidated assets of less than $10 billion. Institutions with capital complying with the ratio and otherwise meeting the specified requirements and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily fails to meet any qualifying criteria is provided with a two-quarter grace period to regain compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable regulatory capital requirements. At September 30, 2025, United Roosevelt Savings Bank had not opted into the community bank leverage ratio framework.

Capital Distributions. The FDIC generally provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. Payments of dividends by United Roosevelt Savings Bank are also subject to other banking law restrictions, such as the FDIC’s authority to prevent a bank from paying dividends if such payment would constitute an unsafe or unsound banking practice or reduce a bank’s capital below safe and sound levels.

Community Reinvestment Act and Fair Lending Laws. All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers, consistent with its safe and sound banking operations. The FDIC’s community reinvestment act regulations are generally based upon objective criteria of the performance of institutions under three key assessment tests: (i) a lending test, to evaluate the institution’s record of making loans in its service areas; (ii) an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low- or moderate-income individuals and businesses; and (iii) a service test, to evaluate the institution’s delivery of services through its branches, ATMs and other offices. The FDIC is required to assess United Roosevelt Savings Bank’s record of compliance with the Community Reinvestment Act. An institution’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. United Roosevelt Savings Bank received a “Satisfactory” rating in its most recent federal examination.

Transactions with Related Parties. An insured depository institution’s authority to engage in transactions with its affiliates is generally limited by Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Boards’s Regulation W (and federal regulations that cross-reference Regulation W). An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as United Roosevelt Savings Bank. URSB Bancorp will be an affiliate of United Roosevelt Savings Bank because it will control United Roosevelt Savings Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a state-chartered bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

United Roosevelt Savings Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•	be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of United Roosevelt Savings Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by United Roosevelt Savings Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The FDIC has extensive enforcement authority over insured state banks that are not members of the Federal Reserve System. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders, and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The FDIC may also appoint itself as conservator or receiver for an insured state non-member bank under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for the insured depository institutions they supervise. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, compensation and benefits, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order and/or the imposition of civil money penalties.

Branching. Federal law permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Under current New Jersey law, United Roosevelt Savings Bank may establish a branch in New Jersey or in any other state. All branch applications require prior approval of the New Jersey Department of Banking and Insurance and the FDIC, and, if the branch is to be located in another state, the application may also require the approval of that state banking regulator. United Roosevelt Savings Bank may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Acquisitions. Prior approval from the New Jersey Department of Banking and Insurance and the FDIC is required for United Roosevelt Savings Bank to acquire another bank. Well-capitalized and well-managed banks may acquire other banks in any state, subject to certain deposit concentration limits and other conditions, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended by the Dodd-Frank Act.

Activities and Investments of Insured State-Chartered Banks. The Federal Deposit Insurance Act generally limits the kinds of activities in which state-chartered banks insured by the FDIC, like United Roosevelt Savings Bank, may engage, as a principal, to those that are permissible for national banks. Further, federal banking law permits national banks and state banks, to the extent permitted under state law, to engage via financial subsidiaries in certain activities that are permissible for subsidiaries of a financial holding company. In order to form a financial subsidiary, a state-chartered bank must be “well capitalized” and must comply with certain capital deduction, risk management and affiliate transaction rules, among other requirements.

Brokered Deposits. Federal law and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution’s capital category is “well capitalized” or, with the FDIC’s approval, “adequately capitalized.” Depository institutions that have brokered deposits in excess of 10% of total assets may be subject to increased FDIC deposit insurance premium assessments.

However, for institutions that are well capitalized and have a CAMELS composite rating of 1 or 2, reciprocal deposits are deducted from brokered deposits. The Economic Growth, Regulatory Relief, and Consumer Protection Act, enacted in 2018, amends the Federal Deposit Insurance Act to exempt a capped amount of reciprocal deposits from treatment as brokered deposits for certain insured depository institutions. United Roosevelt Savings Bank participates in the IntraFi Network and the Certificates of Deposit Account Registry Service (CDARS), which are networks for reciprocal deposits. For further information regarding these networks, see “Business of United Roosevelt Savings Bank – Sources of Funds – Deposits.”

Prompt Corrective Action. Federal law requires, among other things, that federal banking agencies take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For this purpose, the FDIC’s regulations establish five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under applicable regulations, an institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank’s compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including a regulatory order to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, ceasing receipt of deposits from correspondent banks, dismissal of directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

The “community bank leverage ratio” regulatory capital framework, discussed previously, provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework is considered “well-capitalized” for purposes of prompt corrective action.

At September 30, 2025, United Roosevelt Savings Bank met the criteria for being considered “well capitalized.”

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at federally-insured financial institutions, such as United Roosevelt Savings Bank, generally up to a maximum of $250,000 per separately insured depositor. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Under the risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of United Roosevelt Savings Bank.

The FDIC may terminate an institution’s deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. United Roosevelt Savings Bank does not know of any practice, condition or violation that may lead to termination of its deposit insurance.

Privacy Regulations. Federal regulations generally require United Roosevelt Savings Bank to disclose its privacy policy, including identifying with whom it shares a customer’s “non-public personal information,” to customers at the time of establishing the customer relationship. United Roosevelt Savings Bank has a privacy protection policy in place, provides each new customer with this policy at the time of an initial account opening, and believes that such policy is in compliance with the regulations. Most states, including New Jersey, have enacted legislation concerning breaches of data security and the duties of institution’s in response to a data breach. The U.S. Congress continues to consider federal legislation that would require consumer notice of data security breaches. Pursuant to the Fair and Accurate Credit Transactions Act (the “FACT Act”), United Roosevelt Savings Bank has developed and implemented a written identity theft prevention program to detect, prevent, and mitigate identity theft in connection with the opening of certain accounts or certain existing accounts. Additionally, the FACT Act amended the Fair Credit Reporting Act to generally prohibit a person from using information received from an affiliate to make a solicitation for marketing purposes to a consumer, unless the consumer is given notice and a reasonable opportunity and method to opt out of the making of such solicitations.

Anti-Money Laundering; Bank Secrecy Act. Under the Bank Secrecy Act, a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report to the U.S. Treasury any cash transactions involving at least $10,000. In addition, financial institutions are required to file suspicious activity reports for any transaction or series of transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the Bank Secrecy Act or has no lawful purpose. The USA PATRIOT Act, which amended the Bank Secrecy Act, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as United Roosevelt Savings Bank, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity, currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application to acquire a bank or to merge banks or effect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target. In addition, under the USA PATRIOT Act financial institutions are required to take steps to monitor their correspondent banking and private banking relationships as well as, if applicable, their relationships with “shell banks.”

Office of Foreign Assets Control. The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by the Office of Foreign Assets Control (“OFAC”), take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial or other transactions relating to a sanctioned country or with certain designated persons and entities; (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons); and (iii) restrictions on transactions with or involving certain persons or entities. Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences for United Roosevelt Savings Bank.

Prohibitions Against Tying Arrangements. United Roosevelt Savings Bank is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Consumer Protection and Fair Lending Regulations. United Roosevelt Savings Bank is subject to a variety of federal statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the U.S. Department of Justice for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes, including Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts and practices against consumers, authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations. Federal laws also prohibit unfair, deceptive or abusive acts or practices against consumers, which can be enforced by the Consumer Financial Protection Bureau, the Federal Reserve Board, the FDIC and state attorneys general.

Cybersecurity. The federal banking agencies adopted rules providing for notification requirements for banking organizations and their service providers for significant cybersecurity incidents. A banking organization is required to notify its primary federal regulator as soon as possible, and no later than 36 hours after, it determines that a “computer-security incident” rising to the level of a “notification incident” has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization’s operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization’s customers for four or more hours.

Other Regulations

Interest and other charges collected or contracted for by United Roosevelt Savings Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

•	Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of United Roosevelt Savings Bank also are subject to, among others, the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Home Loan Bank System

United Roosevelt Savings Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Banks provide central credit facilities primarily for member institutions. United Roosevelt Savings Bank is a member of the Federal Home Loan Bank of New York. As a member of the Federal Home Loan Bank of New York, United Roosevelt Savings Bank is required to acquire and hold shares of capital stock in it. United Roosevelt Savings Bank complied with this requirement at September 30, 2025. Based on redemption provisions of the Federal Home Loan Bank of New York, the stock has no quoted market value and is carried at cost. United Roosevelt Savings Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Home Loan Bank of New York stock. At September 30, 2025, no impairment had been recognized.

Bank Holding Company Regulation

Upon completion of the conversion and stock offering, URSB Bancorp will be a bank holding company within the meaning of the Bank Holding Company Act and will be registered with the Federal Reserve Board and be subject to regulations (including the Federal Reserve Board’s Regulation Y), examinations, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board will have enforcement authority over URSB Bancorp and its non-bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to United Roosevelt Savings Bank or would otherwise result in URSB Bancorp failing to serve as a source of strength for United Roosevelt Savings Bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association whose direct and indirect activities are limited to those permitted for bank holding companies.

Once URSB Bancorp’s total consolidated assets meet or exceed $3.0 billion, it will be subject to the Federal Reserve Board’s capital adequacy guidelines for bank holding companies (on a consolidated basis). The Dodd-Frank Act, however, required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to the depository institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks apply to bank holding companies.

By law, a bank holding company must act as a source of strength to its subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress. This support may be required at a time when URSB Bancorp may not have the resources to provide support to United Roosevelt Savings Bank. If a bank holding company declares bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Reserve Board has issued supervisory policies regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where a bank holding company’s net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the bank holding company’s overall rate of earnings retention is inconsistent with the bank holding company’s capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect URSB Bancorp’s ability to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

URSB Bancorp will be a legal entity separate and distinct from United Rosevelt Savings Bank and any of its other subsidiaries. URSB Bancorp’s revenues will be derived primarily from any dividends paid to it by United Roosevelt Savings Bank. The right of URSB Bancorp, and consequently the right of its shareholders, to participate in any distribution of the assets or earnings of its subsidiaries, through the payment of such dividends or otherwise, will be subject to the prior claims of creditors of the subsidiaries, including, with respect to United Roosevelt Savings Bank and its depositors, except to the extent that certain claims of URSB Bancorp in a creditor capacity may be recognized.

Change in Control Regulations

Under the Change in Bank Control Act, a federal statute, no person or group of persons may acquire “control” of a bank holding company, such as URSB Bancorp will be after the completion of the conversion and stock offering, unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that the acquirer has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. There is a presumption of control upon the acquisition of 10% or more of a class of voting stock if the holding company involved has its shares registered under the Securities Exchange Act of 1934, or, if the holding company involved does not have its shares registered under the Securities Exchange Act of 1934, if no other persons will own, control or hold the power to vote a greater percentage of that class of voting security after the acquisition.

In addition, the Bank Holding Company Act prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve Board. Among other circumstances, under the Bank Holding Company Act, a company has control of a bank or bank holding company if it owns, controls or holds with power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors or trustees of the bank or bank holding company, or the Federal Reserve Board has determined, after notice and opportunity for hearing, that it has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. The Federal Reserve Board has established presumptions of control under which the acquisition of control of 5% or more of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve Board, could constitute the acquisition of control of a bank holding company for purposes of the Bank Holding Company Act.

Federal Securities Laws

URSB Bancorp’s common stock will be registered with the SEC after the conversion and stock offering. URSB Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration, under the Securities Act of 1933, of shares of common stock to be issued in the initial public offering of URSB Bancorp does not cover the subsequent resale of those shares. Shares of common stock purchased by persons who are not affiliates of URSB Bancorp may be resold without registration. Shares purchased by an affiliate of URSB Bancorp will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If URSB Bancorp meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of URSB Bancorp’s outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Emerging Growth Company Status

United Rosevelt Bancorp qualifies as an “emerging growth company” as defined in the federal securities laws. For as long as it qualifies as an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies that are not emerging growth companies. These exemptions include, but are not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, URSB Bancorp also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require our independent auditors to audit our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. This election is irrevocable during the period a company qualifies as an emerging growth company.

URSB Bancorp will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of the conversion and stock offering; (ii) the first fiscal year after our annual gross revenues are $1.235 billion (adjusted for inflation) or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year. Assuming the conversion and stock offering is completed in 2026, URSB Bancorp would expect to lose emerging growth company status effective December 31, 2031.

TAXATION

Federal Taxation

General. URSB Bancorp and United Roosevelt Savings Bank will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to URSB Bancorp, United Roosevelt, MHC and United Roosevelt Savings.

Method of Accounting. For federal income tax purposes, United Roosevelt, MHC currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

Alternative Minimum Tax. The Internal Revenue Code imposes a corporate alternative minimum tax of 15% on the adjusted financial statement income of large corporations for taxable years beginning after December 31, 2022. The corporate alternative minimum tax generally applies to large corporations with average annual financial statement income exceeding $1 billion. The corporate alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. At September 30, 2025, United Roosevelt, MHC did not have any minimum tax credit carryovers.

Net Operating Loss Carryovers. As a result of the Tax Cuts and Jobs Act, a financial institution generally may carry net operating losses forward indefinitely. At September 30, 2025, United Roosevelt, MHC did not have any federal net operating loss carryforwards.

Capital Loss Carryovers. A corporation cannot deduct capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any undeducted loss remaining after the five-year carryover period is not deductible. At September 30, 2025, United Roosevelt, MHC had no capital loss carryovers.

Corporate Dividends. URSB Bancorp may generally exclude from its income 100% of dividends received from United Roosevelt Savings Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. The consolidated returns of United Roosevelt, MHC have not been audited in the most recent five-year period.

State Taxation

New Jersey State Taxation. Banks are subject to the New Jersey Corporation Business Tax. A bank’s entire net income is apportioned to New Jersey based on the location of the taxpayer’s customers, with special rules for income from certain financial transactions. The location of the taxpayer’s offices and branches are not relevant to the determination of income apportioned to New Jersey. The statutory tax rate is currently 6.5% for taxable net income of $50,000 or less, 7.5% for taxable net income greater than $50,000 and up to and including $100,000, and 9.0% for taxable net income greater than $100,000. There is a surtax of 2.5% for taxpayers with taxable net income greater than $10 million. New Jersey also imposes a minimum tax ranging from $500 to $2,000 depending on the taxpayer’s gross receipts. Subsidiaries of certain banks that qualify as investment companies are entitled to a modification that reduces the percentage of the investment company’s income that is taxable to New Jersey.

Maryland State Taxation. As a Maryland business corporation, URSB Bancorp is required to file an annual report with and pay franchise taxes to the State of Maryland.

MANAGEMENT

Shared Management Structure

Each director of URSB Bancorp is a director of United Roosevelt Savings Bank. Each officer of URSB Bancorp is an executive officer of United Roosevelt Savings Bank. URSB Bancorp expects to continue to have a shared management structure until there is a business reason for it to establish a separate management structure.

Officers of URSB Bancorp

The following table sets forth information regarding the officers of URSB Bancorp. Age information is as of September 30, 2025. URSB Bancorp’s board of directors elects URSB Bancorp’s officers annually.

Name	Age	Position(s)
Kenneth R. Totten	64	President and Chief Executive Officer
David Van Steyn	39	Chief Financial Officer and Treasurer
Amanda D’Alessio	43	Corporate Secretary

Executive Officers of United Roosevelt Savings Bank

The following table sets forth information regarding the executive officers of United Roosevelt Savings Bank. Age information is as of September 30, 2025. United Roosevelt Savings Bank’s board of directors elects the officers of United Roosevelt Savings Bank annually.

Name	Age	Position(s)
Kenneth R. Totten	64	President and Chief Executive Officer
David Van Steyn	39	Executive Vice President and Chief Financial Officer

Directors of URSB Bancorp and United Roosevelt Savings Bank

The board of directors of URSB Bancorp consists of five members, who serve three-year staggered terms so that approximately one-third of the directors will be elected at each annual meeting of stockholders. The directors of United Roosevelt Savings Bank will be elected by URSB Bancorp who will be United Roosevelt Savings Bank’s sole stockholder following the completion of the conversion and stock offering.

The following table provides certain information about our directors, including age as of September 30, 2025, the years when they began serving as directors of United Roosevelt Savings Bank, and the years when their current terms as directors of URSB Bancorp expire. The mailing address for each individual is 11-15 Cooke Avenue, Carteret, New Jersey 07008.

Name and Address	Position(s) Held With United Roosevelt Savings Bank	Age	Director Since	Current Term Expires
Patrick J. DeBlasio	Director	67	2017	2026
John F. Kwasnik	Director	59	2016	2028
Daniel J. Reiman	Director	49	2019	2027
Kenneth R. Totten	Chairman, President and Chief Executive Officer	64	2015	2028
Timothy D. Touhey	Director	66	2019	2027

Board Independence

URSB Bancorp has determined to adopt the standards for “independence” for purposes of board and committee service as set forth in the listing standards of the Nasdaq Stock Market. The board of directors has determined that each director, except for Kenneth R. Totten, is “independent” as defined in the listing standards of the Nasdaq Stock Market. Mr. Totten is not considered independent because he is employed by URSB Bancorp and United Roosevelt Savings Bank as an executive officer.

To our knowledge, there were no other transactions between us and any director or entity controlled by any director, which would interfere with the directors’ exercise of independent judgment in carrying out his responsibilities as a director.

Business Background of Our Directors

The following sets forth certain information regarding our directors. Each director’s biography contains information regarding his business experience for the last five years and the experiences, qualifications, attributes or skills that caused the board of directors to determine that he should serve as a director. Unless otherwise indicated, each individual has held his business position for the last five years. There are no arrangements or understandings between any director and any other person pursuant to which the director was selected.

Patrick J. DeBlasio has served as the Chief Financial Officer of Carteret, New Jersey, since April 1983. He is a seasoned financial executive with over 40 years of experience serving as a Chief Financial Officer for several municipalities across New Jersey. He has overseen the financial operations, providing leadership in budgeting, financial reporting, debt management, and long-term fiscal planning. He holds a Bachelor of Science degree in Accounting from Seton Hall University and has maintained multiple professional certifications throughout his career. He is a licensed Certified Public Accountant, Certified Municipal Finance Officer, Certified Government

Financial Manager, and Certified Tax Collector. His extensive financial management experience provides the board of directors with valuable knowledge in connection with the financial aspects of United Roosevelt Savings Bank’s business.

John F. Kwasnik, an attorney-at-law, is the Managing Partner of the law firm of Mezzacca and Kwasnik, LLC, Edison, New Jersey. He has been affiliated with the law firm since April 2004. He concentrates his practice in the areas of municipal law, real estate, trust and estate, community association law, land use, civil litigation, construction defect litigation, commercial transactions, and corporate law. Mr. Kwasnik also has served for over 25 years as a special advocate in various municipalities throughout the State of New Jersey. He serves as Public Defender for the Edison Township, Special County Counsel for Middlesex County, Conflict Public Defender in such towns as Manalapan and Woodbridge, as well as General Counsel for the Carteret Business Partnership. Mr. Kwasnik is a member of the New Jersey, Pennsylvania, Connecticut, and District of Columbia Bars, as well as the District Courts of New Jersey and New York. He is a frequent author and lecturer on real estate, estate and community association law issues. He is a member of the American Bar Association, New Jersey State Bar Association and the Middlesex County Bar Association. His extensive legal experience provides the board of directors with valuable knowledge regarding many of the legal aspects of United Roosevelt Savings Bank’s business.

Daniel J. Reiman has served as the Mayor of Carteret, New Jersey, since January 2002. As Mayor, he serves full-time as the town’s Chief Executive Officer, oversees over 200 employees and an annual budget of approximately $100 million, and is the chief administrator of 13 departments including Personnel, Finance, and Economic and Community Development, among others. He belongs to several civic, professional and volunteer organizations in the New Jersey Conference of Mayors, New Jersey League of Municipalities, New Jersey Redevelopment Authority and Carteret Planning Board, among others. His extensive managerial and financial experience provides the board of directors with valuable knowledge across multiple disciplines of United Roosevelt Savings Bank’s business.

Kenneth R. Totten has served as the President and Chief Executive Officer of United Roosevelt Savings Bank since February 2015 and as Chairman of the Board of Directors since August 2018. He is a graduate of Glassboro State College and has served in various banking roles since 1984. Before joining United Roosevelt Savings Bank, Mr. Totten served as Senior Vice President and Chief Lending Officer of Metuchen Savings Bank and RSI Savings Bank. He has a deep appreciation for serving communities, serving as Fire Commissioner of Old Bridge, New Jersey, since 1999. His extensive senior management experience in community banking provides the board of directors with valuable knowledge of United Roosevelt Savings Bank’s business.

Timothy D. Touhey has served as the Chief Executive Officer of Atlys Global Finance, LLC, a leading $1 billion national lending platform dedicated serving contractors supporting states and communities impacted by natural disasters, since April 2018. Before joining Atlys Global Finance he served as Team Leader for Commercial Real Estate Lending at Investors Bank from April 2013 to September 2018, where he launched and expanded the Commercial Real Estate Finance Group in Robbinsville, New Jersey. From 2007 to 2013, he was the Chief Executive Officer of the New Jersey Builders Association. Earlier in his career, Mr. Touhey served as Lead Director of Fannie Mae’s Northeast Community Business Center in New Brunswick, NJ, where he oversaw initiatives to enhance housing opportunities and economic development. He also has held advisory roles for several New Jersey governors, including Chris Christie, Jon Corzine, Richard Codey, and Christine Todd Whitman. Mr. Touhey holds a Bachelor of Arts degree from Mount Mercy College in Cedar Rapids, Iowa, and a Master’s degree in Policy and Administration from Rutgers University. His extensive experience in lending and finance provides the board of directors with valuable knowledge of these aspects of United Roosevelt Savings Bank’s business.

Business Background of Executive Officers Who are Not Directors

David Van Steyn joined United Roosevelt Savings Bank in September 2019 as Vice President and Chief Risk Officer. He was named the Executive Vice President of United Roosevelt Savings Bank in January 2022 and Chief Financial Officer of United Roosevelt Savings Bank in April 2024. He is a graduate of Montclair State University and has held various banking roles since 2008. Before joining United Roosevelt Savings Bank, he served as a manager for the consulting firm, GRC Risk Solutions, assisting community banks with risk management, strategic planning, and mergers and acquisitions, and before that served as Executive Vice President and Chief Operating Officer of Lincoln Park Savings Bank.

Committees of the Board of Directors

We conduct business through meetings of our board of directors and its committees. URSB Bancorp’s board of directors has established standing committees, including an Audit Committee, a Compensation Committee, and a Nominating/Corporate Governance. Each operates under a written charter, which governs its composition, responsibilities and operations. United Roosevelt Savings Bank also has standing committees of its board of directors.

The board of directors of URSB Bancorp has established the following standing committees: Audit Committee (consisting of Directors DeBlasio (Chair), Kwasnik, Reiman and Touhey), Compensation Committee (consisting of Directors DeBlasio, Kwasnik (Chair) and Touhey), and a Nominating/Corporate Governance Committee (consisting of Directors DeBlasio, Kwasnik, Reiman and Touhey (Chair)). Each committee is expected to operate under a written charter, which governs its composition, responsibilities and operations. URSB Bancorp’s board of directors has designed Patrick J. DeBlasio, a Certified Public Accountant, as an “audit committee financial expert” as that term is defined in applicable regulations of the Securities and Exchange Commission.

Transactions With Certain Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits publicly-traded companies from making loans to their executive officers and directors, but it contains a specific exemption from that prohibition for loans made by federally-insured financial institutions, such as United Roosevelt Savings Bank, to their executive officers and directors in compliance with federal banking regulations. At September 30, 2025, all loans made by United Roosevelt Savings Bank to our directors and executive officers were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to United Roosevelt Savings Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. These loans were performing according to their original terms at September 30, 2025, and were made in compliance with federal banking regulations.

Executive Compensation

Summary Compensation Table. The following information is furnished for our principal executive officer and our most highly compensated executive officer (other than the principal executive officer) whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2024. These individuals are sometimes referred to in this prospectus as the “named executive officers.”

Name and Principal Position	Year	Salary	Bonus	All Other Compensation (1)	Total
Kenneth R. Totten Chairman, President and Chief Executive Officer	2024	$325,000	$104,875	$54,476	$484,351
David Van Steyn Executive Vice President and Chief Financial Officer	2024	$245,000	$53,675	$45,711	$344,386

(1)	The compensation represented by the amounts set forth in the “All Other Compensation” column is as follows:

	401(k) Plan Employer Contributions	Automobile Allowance	Split-Dollar Life Insurance Imputed Income	Health and Welfare Benefits	Total All Other Compensation
Kenneth R. Totten	$18,300	$12,000	$—	$24,176	$54,476
David Van Steyn	16,783	6,000	31	22,897	45,711

Employment Agreements. United Roosevelt Savings Bank will enter into employment agreements with Messrs. Totten and Van Steyn, which will become effective as of the effective date of the conversion and stock offering. The initial term of the employment agreements will begin as of the effective date of the conversion and stock offering and end on the second anniversary (for Mr. Van Steyn) or the third anniversary (for Mr. Totten) of that date. Commencing on the first anniversary of the date of the employment agreements and continuing each anniversary thereafter, the term of the agreements may extend for an additional year, so that the term again becomes two years (for Mr. Van Steyn) and three years (for Mr. Totten). However, at least 30 days before the anniversary date of the agreements, the disinterested members of the board of directors must conduct a comprehensive performance evaluation of the executives and affirmatively approve any extension of the agreements for an additional year or determine not to extend the term of the agreement. If the board of directors determines not to extend the term, it must notify Mr. Totten or Mr. Van Steyn before the applicable anniversary date, and the term of the agreement will expire at the end of the current term. If a change in control occurs during the term of the employment agreement, the term of the agreement will automatically renew for two years (in the case of Mr. Van Steyn) or three years (in the case of Mr. Totten) from the effective date of the change in control.

The employment agreements specify the base salaries of Messrs. Totten and Van Steyn, which initially will be $425,000 and $300,000, respectively. The Board of Directors or the Compensation Committee of the Board of Directors of United Roosevelt Savings Bank may increase but not decrease (other than certain decreases that are part of an overall reduction in executive salaries), the executives’ base salaries. In addition to base salary, the agreements provide that each executive will participate in any bonus plan or arrangement of United Roosevelt Savings Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the Board of Directors or the Compensation Committee. Each executive is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of United Roosevelt Savings Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties for United Roosevelt Savings Bank. United Roosevelt Savings Bank will also provide Messrs. Totten and Van Steyn with a monthly automobile allowance of $1,000 and $500, respectively, and reimburse them for fuel and maintenance of the automobiles. In addition, Mr. Totten is provided with life insurance coverage equal to the greater of three times his annual salary or $1 million (or such higher amount permitted by the bank’s insurance provider) under United Roosevelt Savings Bank’s group term life insurance program. Mr. Van Steyn is provided with life insurance coverage equal to three times his annual salary under that program.

United Roosevelt Savings Bank may terminate the executives’ employment, or the executives may resign from their employment, at any time with or without good reason. Under the employment agreements, in the event United Roosevelt Savings Bank terminates an executive’s employment without “cause”, or the executive voluntary resigns for “good reason” (i.e., a “qualifying termination event”), United Roosevelt Savings Bank will pay the executive a severance payment equal to two times his base salary. In addition, if the executive elects COBRA coverage, he will be reimbursed for his monthly COBRA premium payments for up to the earlier of 12 months or the date he attains age 65.

If a qualifying termination event occurs at or within two years following a change in control of URSB Bancorp or United Roosevelt Savings Bank, the executive would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) his base salary in effect as of the date of termination (or during the three preceding years, if higher) and (ii) and average annual total incentive bonus earned by the executive for the three most recently completed calendar years before the change in control (or, if greater, the annual total incentive bonus that would have been earned in the year of the change in control at target bonus opportunity). In addition, the executive would receive a lump sum payment equal to the value of 24 month’s health care cost (based on COBRA premium payments).

For purposes of the employment agreements, the term “good reason” includes (i) a material reduction in the executive’s base salary and/or aggregate incentive compensation opportunities (unless the reduction is part of a non-discriminatory reduction applicable to all executive officers), (ii) a material reduction in the executive’s title, authority, duties or responsibilities, (iii) the failure to re-appoint the executive to his executive position or, in the case of Mr. Totten, the failure to nominate and recommend his election to the Board of Directors of URSB Bancorp or to appoint or nominate and elect him to the Board of Directors of United Roosevelt Savings Bank, (iv) a relocation of the executive’s principal place of employment by more than twenty-five miles or (v) a material breach of the employment agreement by United Roosevelt Savings Bank.

The employment agreements terminate upon the executive’s death or disability. Upon termination of employment (other than a termination in connection with a change in control), the executive will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his employment agreement.

The non-competition and non-solicitation covenants apply following a change in control for a period mutually to be agreed to by the parties, which will be no less than six months nor exceed two years (or such longer period as permitted under applicable state or federal law). In the event payments and benefits provided to the executive become subject to Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), and after considering the value of the non-competition and non-solicitation covenants, the payments will be reduced if the reduction would leave the executive financially better off on an after-tax basis than if the executive received the entire payment and was obligated to pay the excise tax under Section 4999 of the Code.

Bonus Policy. Each year, United Roosevelt Savings Bank may award, at its discretion, an individual bonus to certain key senior officers who are responsible for the financial and operational success of United Roosevelt Savings Bank. For fiscal year 2024, the President and Chief Executive Officer identified the officers who are eligible for an individual bonus and determined the level of bonus for those individuals. The Board of Directors determined whether the President and Chief Executive Officer was eligible for a bonus and determined the level of his bonus. Mr. Totten did not participate in any discussion or decision regarding his own compensation. The Board of Directors considers any performance criteria it determines relevant for purposes of determining annual bonus. United Roosevelt Savings Bank expects to implement a more formal bonus program in the future. The same process will be followed for 2025. For 2026, the Board of Directors expects to determine bonuses for the executive officers pursuant to a written plan that will consider United Roosevelt Savings Bank’s performance with respect to net income and loan and deposit growth. The target bonus for Mr. Totten is expected to be 30% of base salary. The target bonus for Mr. Van Steyn is expected to be 15% of base salary. However, the bonuses may increase up to 60% of base salary for Mr. Totten and up to 30% of base salary for Mr. Van Steyn depending on performance relative to the established metrics.

Deferred Compensation Plan. United Roosevelt Savings Bank sponsors the United Roosevelt Savings Bank Deferred Compensation Plan (the “Deferred Compensation Plan”) for the benefit of certain employees (including Messrs. Totten and Van Steyn) and directors. Participants in the Deferred Compensation Plan are eligible to defer the receipt of a portion of their compensation each year. Employees may defer up to 50% of their salary and up to 100% of their annual bonus. Non-employee directors may defer up to 100% of their cash fees. United Roosevelt Savings Bank may make discretionary matching contributions on participant deferrals. Each year, United Roosevelt Savings Bank credits each participant’s account under the Deferred Compensation Plan with earnings equal to the return on certain hypothetical investment options available to participants. In connection with the conversion and stock offering, United Roosevelt Savings Bank has amended the Deferred Compensation Plan to allow participants to direct that their current account balance be credited to stock units representing stock of URSB Bancorp by making a one-time election. United Roosevelt Savings Bank will use the applicable account balances to subscribe for shares in the stock offering. The shares of stock will be held in trust with a third-party trustee and will be distributed to a participant upon a participant’s distribution event under the Deferred Compensation Plan. Benefits under the Deferred Compensation Plan are generally paid to participants within 45 days of their separation from service and participant’s may elect to receive distributions in a lump sum, over ten annual payments or in the form of a life annuity. Distributions are also made in the event of the death of a participant and may be made in the event of certain unforeseeable emergencies.

Supplemental Executive Retirement Plan. United Roosevelt Savings Bank intends to enter into supplemental executive retirement plan agreements with Messrs. Totten and Van Steyn (the “SERPs”). The SERPs would become effective as of the close of the conversion and stock offering. The SERPs will be designed to provide non-qualified supplemental retirement income to Messrs. Totten and Van Steyn as an incentive for their continued service with United Roosevelt Savings Bank. The benefits payable under the SERPs will be funded by certain annuity contracts, with an income rider attached, purchased and owned by United Roosevelt Savings Bank.

Under the SERPs upon retirement or other separation from service without cause (including due to death or disability) on or after attaining their normal retirement age (which is age 72 for Mr. Totten and age 65 for Mr. Van Steyn), Messrs. Totten and Van Steyn (or their beneficiaries) will be entitled to a vested percentage of an annual benefit equal to the amount payable from the annuity contract through the rider. The fully vested annual benefits for both Messrs. Totten and Van Steyn are projected to equal $150,000, and payments will commence on the first day of the second month following the executive’s separation from service. The benefit will be payable in equal monthly installments for life of the executive. Mr. Totten will be 100% vested in his benefit under the SERP. Mr. Van Steyn will initially be 65% vested (in 2026) in his benefit and will continue to vest at the rate of 5% per year, so that he is fully vested in seven years. In the event of the executive’s termination of employment for any reason (other than for cause) before his normal retirement date, the executive would receive an annual payment equal to the vested percentage times the accrued liability under the SERP at the time of his separation from service. The benefit is payable in equal monthly installments for the life of the executive. The accrued liability under the SERPs is determined in accordance with generally accepted accounting principles.

In the event of the executive’s termination for reasons of death, the executive’s beneficiary would receive the accrued liability as of the date of his death. The benefit would be paid in a cash lump sum within 60 days following the executive’s date of death.

Notwithstanding the foregoing, upon the executive’s termination of employment for any reason (except for cause) following a change in control of United Roosevelt Savings Bank or URSB Bancorp, the executive would be entitled to his normal retirement benefit, regardless of his age on the date of termination, payable in equal monthly installments for the life of the executive, commencing on the first day of the month following the latter of the executive’s separation from service or attainment of the normal retirement age.

United Roosevelt Savings Bank has elected to purchase annuities designed to provide a future source of funds for the lifetime retirement benefits provided under the SERPs. Accordingly, the actual amounts of the SERP benefits are directly based on the amount of the annuity payments set forth in riders attached to the SERPs.

Split-Dollar Life Insurance. United Roosevelt Savings Bank has entered into split-dollar life insurance agreements with Messrs. Totten and Van Steyn. United Roosevelt Savings Bank has or will purchase life insurance policies on the life of each executive. The executive has the right to designate the beneficiary who will receive his share of the proceeds payable upon his death. The policies are owned by United Roosevelt Savings Bank. Mr. Totten’s agreement provides his beneficiary with a death benefit equal to the amount “net at risk” if he dies while employed by United Roosevelt Savings Bank or dies prior to attaining age 65 following a change in control of United Roosevelt Savings Bank. The amount “net at risk” equals the total death benefit of the life insurance policy less the cash value of the policy. Mr. Van Steyn’s agreement provides his beneficiary with a death benefit equal to the lesser of $50,000 or the net amount net at risk if he dies while employed by United Roosevelt Savings Bank or if he dies prior to age 65 following a change in control of United Roosevelt Savings Bank.

401(k) Plan. United Roosevelt Savings Bank maintains the United Roosevelt Savings Bank 401(k) and Profit Sharing Plan, a tax-qualified defined contribution plan for eligible employees (the “401(k) Plan”). The named executive officers are eligible to participate in the 401(k) Plan on the same terms as other eligible employees of United Roosevelt Savings Bank. Eligible employees who are at least 18 years of age and complete 3 months of service are eligible to make elective deferrals and receive matching contributions under the 401(k) Plan. Participants must be age 18 and complete one year of service to be eligible to receive all other contributions under the 401(k) Plan.

Under the 401(k) Plan, a participant may elect to defer, on a pre-tax basis, up to 100% of their eligible compensation. For 2026, the salary deferral contribution limit is $24,500, provided, however, that a participant over age 50 may contribute an additional $8,000 to the 401(k) Plan for a total of $32,500. In addition to salary deferral contributions, United Roosevelt Savings Bank makes matching contributions of 100% on participant’s elective deferrals up to 6% of the participant’s compensation.

United Roosevelt Savings Bank intends to allow participants in the 401(k) plan to use up to 75% of their account balances in the 401(k) Plan to subscribe for stock in the stock offering. The expense recognized in connection with the 401(k) Plan totaled $122,000 for the fiscal year ended December 31, 2024.

Employee Stock Ownership Plan. In connection with the conversion and stock offering, United Roosevelt Savings Bank intends to adopt an employee stock ownership plan (ESOP) for eligible employees. The named executive officers will be eligible to participate in the ESOP on the same terms as other eligible employees. Eligible employees will begin participation in the ESOP on the later of the effective date of the conversion and stock offering or upon the first entry date commencing on or after the eligible employee’s completion of one year of service and attainment of age 18.

The ESOP trustee is expected to purchase, on behalf of the ESOP, 8.0% of the sum of the number of shares of URSB Bancorp common stock sold in the stock offering and contributed to the charitable foundation. If eligible account holders subscribe for all the URSB Bancorp common stock sold in the stock offering, no shares will be available to be purchased by the ESOP. If market conditions warrant, the ESOP may elect to purchase shares in the open market following the completion of the conversion and stock offering. In either case, we anticipate the ESOP will fund its stock purchase with a loan from URSB Bancorp equal to the aggregate purchase price of the common stock. The trustee will repay the loan principally through contributions to the ESOP by United Roosevelt Savings Bank and any dividends payable on common stock held by the ESOP over the anticipated 20-year term of the loan. The interest rate for the ESOP loan is expected to equal the prime rate, as published in The Wall Street Journal, on the closing date of the conversion and stock offering.

The trustee will hold the shares purchased by the ESOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the trustee repays the loan. The trustee will allocate the shares released among participants’ accounts based on each participant’s proportional share of compensation relative to all participants. A participant will vest in his or her account balance based on his or her years of service with the bank, at the rate of 20% per year after two years of service, so that the participant will be 100% vested after completing five years of service. Participants who are employed by United Roosevelt Savings Bank immediately before the closing of the conversion and stock offering will receive credit for vesting purposes for years of service before adoption of the ESOP. Participants also will automatically become fully vested upon attainment of their normal retirement age (age 65), death or disability, a change in control, or termination of the ESOP. Generally, participants will receive distributions from the ESOP upon terminating employment in accordance with the terms of the plan document. The ESOP reallocates any unvested shares forfeited upon a participant’s termination of employment among the remaining participants.

The ESOP will permit participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts. The trustee will vote unallocated shares and allocated shares for which participants do not timely provide instructions on any matter in the same ratio as those shares for which participants provide timely instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, United Roosevelt Savings Bank will record a compensation expense for the ESOP at the fair market value of the shares as they are committed to be released from the unallocated suspense account, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to the accounts of plan participants will result in a corresponding reduction in the earnings of URSB Bancorp.

Directors’ Compensation

Director Fees. The following table sets forth for the year ended December 31, 2024, certain information as to the total remuneration we paid to our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($) (1)	Total ($)
Patrick DeBlasio	60,000	233	60,233
John Kwasnik	55,000	—	55,000
Daniel Reiman	55,000	43	55,043
Timothy Touhey	55,000	157	55,157

(1)	Represents taxable imputed income attributable to life insurance provided under split-dollar life insurance arrangements.

Each non-employee director of United Roosevelt Savings Bank receives an annual cash retainer of $55,000. The Chair of the Audit Committee receives an additional annual retainer of $5,000.

Each director of United Roosevelt Savings Bank also serves as a director of URSB Bancorp. Following the conversion and stock offering, each non-employee director of URSB Bancorp will also receive an annual cash retainer of $10,000.

Deferred Compensation Plan. Directors are eligible to defer a portion of their board compensation under the Deferred Compensation Plan, as described above.

Split-Dollar Life Insurance. United Roosevelt Savings Bank has entered into a split-dollar life insurance agreement with Messrs. DeBlasio, Reiman and Touhey that provide for a $100,000 death benefit for Mr. DeBlasio and a $50,000 for each of Messrs. Reiman and Touhey if they die while in service with United Roosevelt Savings Bank. United Roosevelt Savings Bank intends to enter into a split dollar life insurance agreement with Mr. Kwasnik and replace each of the other agreements with the other individuals so that their beneficiaries will receive $125,000 upon the director’s death. The benefit will be paid upon their death, whether they die while in service with the bank or following the termination of their service. United Roosevelt Savings Bank has or will purchase life insurance policies on the life of each director. The policies are owned by United Roosevelt Savings Bank.

Benefits to be Considered Following Completion of the Conversion and Stock Offering

Following the conversion and stock offering, we intend to adopt a stock-based benefit plan that will provide for grants of stock options and restricted common stock awards. According to applicable regulations, we anticipate that the plan will authorize a number of stock options and a number of shares of restricted stock, not to exceed 10% and 4%, respectively, of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation. These limitations will not apply if the plan is implemented more than one year after the consummation date of the conversion and stock offering.

The stock-based benefit plan will not be established sooner than six months after the conversion and stock offering is completed and, if adopted within one year after the conversion, it would require the approval by stockholders owning a majority of the outstanding shares of common stock of URSB Bancorp. If the stock-based benefit plan is established after one year after the conversion and stock offering, it would require the approval of our stockholders by a majority of votes cast at a stockholders’ meeting at which a quorum is present.

The following additional restrictions would apply to our stock-based benefit plan only if the plan is adopted within one year after the completion of the conversion and stock offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•	any non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

If the stock-based benefit plan is adopted within the first year following the conversion and stock offering, the awards must vest on an equal installment basis at a rate not to exceed 20% per year. If the stock-based benefit plan is adopted more than one year but less than three years following the conversion and stock offering, the awards must vest on an equal installment basis over a period of not less than three years following establishment of the stock-based benefit plan. In addition, any stock-based benefit plan established or maintained, as applicable, during the three years following the close of the conversion and stock offering will include provisions that comport with additional requirements, including the following:

•	the duration of rights granted under the stock-based benefit plan must be limited, and in no event shall the exercise period exceed ten years;

•	the exercise price of stock rights shall not be less than the fair market value of the stock at the time that the rights are granted;

•	rights under the plan must be exercised or expire within a reasonable time after termination or separation as an active officer, employee, or director; and

•	allowing our primary federal regulator to direct the institution to require plan participants to exercise or forfeit their stock rights.

We have not yet determined whether we will present the stock-based benefit plan for stockholder approval within one year following the completion of the conversion and stock offering or whether we will present this plan for stockholder approval more than one year thereafter. If applicable regulations or policies regarding stock-based benefit plans change, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not apply.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under stock-based benefit plans would be based in part on the price of our common stock when the shares are awarded. The following table presents the total value of all shares of restricted stock that would be available for issuance under the new stock-based benefit plan, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	60,300 Shares Awarded Based on Minimum of Offering Range	70,800 Shares Awarded Based on Midpoint of Offering Range	81,300 Shares Awarded Based on Maximum of Offering Range	93,375 Shares Awarded Based on Adjusted Maximum of Offering Range

(In thousands, except share price)
$8.00	$482	$566	$650	$747
10.00	603	708	813	934
12.00	724	850	976	1,121
14.00	844	991	1,138	1,307

The grant-date fair value of the stock options granted under the new stock-based benefit plan will be based in part on the price of our shares of common stock when the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plans, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the stock options, and the actual value of the stock options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	150,750 Options Based on Minimum of Offering Range	177,000 Options Based on Midpoint of Offering Range	203,250 Options Based on Maximum of Offering Range	233,438 Options Based on Adjusted Maximum of Offering Range

(In thousands, except exercise price and grant-date fair value per option)
$8.00	$3.73	$562	$660	$758	$871
10.00	4.66	702	825	947	1,088
12.00	5.59	843	989	1,136	1,305
14.00	6.52	983	1,154	1,325	1,522

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 15.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding intended common stock subscriptions by each director and his or her associates, by each executive officer and his or her associates, and by all directors, executive officers and their associates as a group. However, there can be no assurance that any such person or group will purchase any specific number of shares of our common stock. If the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. The $10.00 per share purchase price, and all other terms of the stock offering will apply to all purchasers in the stock offering, including directors and executive officers. The table excludes shares of common stock to be purchased by the ESOP, as well as any stock awards or stock option grants that may be made no earlier than six months after the completion of the conversion and stock offering. Subscriptions by directors, executive officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the stock offering. The directors, executive officers and their associates are acquiring shares for investment purposes only and not with a view towards resale.

Name	Number of Shares (1)	Aggregate Purchase Price (1)	Percent Sold at Minimum of Offering Range (2)
Directors
Patrick J. DeBlasio	10,000	$100,000	*
John F. Kwasnik	20,000	200,000	1.3
Daniel J. Reiman	4,500	45,000	*
Kenneth R. Totten	20,000	200,000	1.3
Timothy D. Touhey	3,000	30,000	*
Executive Officers Who are Not Directors
David Van Steyn	12,500	125,000	*
All directors and executive officers as a group	70,000	$700,000	4.7%

*	Less than 1.0%

(1)	Includes intended purchases by the named individual’s associates, if any.

(2)	The shares to be contributed to the charitable foundation are excluded in calculating percentages.

THE CONVERSION AND STOCK OFFERING

The boards of directors of United Roosevelt, MHC, United Roosevelt Bancorp and United Roosevelt Savings Bank have each unanimously approved the plan of conversion. The plan of conversion must also be approved by the depositors of United Roosevelt Savings Bank. A special meeting of depositors is scheduled for February 26, 2026, at which depositors will vote on the approval of the plan of conversion and the establishment and funding of the charitable foundation. United Roosevelt, MHC has filed an application for conversion with the New Jersey Department of Banking and Insurance and the Federal Reserve Board. URSB Bancorp has also filed with the Federal Reserve Board an application to become the bank holding company of United Roosevelt Savings Bank. The final approvals of the New Jersey Department of Banking and Insurance and the Federal Reserve Board are required before we are permitted to consummate the conversion and stock offering. Additionally, the Federal Reserve Board must approve URSB Bancorp’s application to become the bank holding company of United Roosevelt Savings Bank in connection with the conversion and stock offering. Any such approvals do not constitute a recommendation or endorsement of the plan of conversion by any regulatory agency.

General

The boards of directors of United Roosevelt, MHC, United Roosevelt Bancorp and United Roosevelt Savings Bank unanimously adopted the plan of conversion on September 8, 2025. Pursuant to the plan of conversion, United Roosevelt, MHC will convert from the mutual form of organization to the fully stock form and we will sell shares of common stock to the public in the stock offering. In connection with the conversion and stock offering, URSB Bancorp has been organized to serve as the bank holding company of United Roosevelt Savings Bank. When the conversion and stock offering is completed, URSB Bancorp will own all of the outstanding capital stock of United Roosevelt Savings Bank and public stockholders (including the charitable foundation) will own all of the outstanding common stock of URSB Bancorp. URSB Bancorp will offer all of its common stock (excluding shares of common stock to be contributed to the charitable foundation) for sale to eligible depositors of United Roosevelt Savings Bank and to United Roosevelt Savings Bank’s tax qualified employee benefit plans in a subscription offering and, if necessary, to members of the general public in a community offering, with a preference given to residents of Middlesex and Monmouth Counties in New Jersey, and/or in a syndicated community offering.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, United Roosevelt Savings Bank’s tax-qualified employee benefit plans (including the ESOP), supplemental eligible account holders, and other depositors of United Roosevelt Savings Bank. If all shares are not subscribed for in the subscription offering, we may, in our discretion, offer common stock for sale in a community offering to members of the general public, with a preference given to natural persons (including trusts of natural persons) residing in Middlesex and Monmouth Counties in New Jersey.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering, if any, may begin at the same time as, during, or after the subscription offering, and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us with the approval, to the extent such approvals are required, of the New Jersey Department of Banking and Insurance and the Federal Reserve Board. See “ – Community Offering.”

We determined the number of shares of common stock to be offered for sale in the stock offering based upon an independent valuation of the estimated consolidated pro forma market value of URSB Bancorp. All shares of common stock to be sold in the stock offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock in the stock offering. The independent valuation will be updated and the final number of the shares of common stock to be sold in the stock offering will be determined at the completion of the stock offering. See “– Determination of Share Price and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion. We recommend reading the plan of conversion in its entirety for more information. A copy of the plan of conversion is available for inspection at United Roosevelt Savings Bank’s offices, the New Jersey Department of Banking and Insurance and the Federal Reserve Bank of New York. Additionally, the plan of conversion is an exhibit to the registration statement which we have filed with the SEC and which is publicly available at its website, www.sec.gov. See “Where You Can Find Additional Information.”

Reasons for the Conversion

Our primary reasons for converting and raising additional capital through the stock offering are to:

•	better position United Roosevelt Savings Bank to remain an independent community bank by increasing our capital to enhance our financial strength;

•	support future growth in lending;

•	enable us to compete for, originate and retain larger loans and maintain larger lending relationships, particularly loans and relationships in our primary market area;

•	continue to invest in new technologies and personnel that will enable us to expand and enhance our products and services;

•	support our banking franchise as opportunities arise through targeted de novo branching and/or branch acquisitions;

•	attract and retain qualified personnel by enabling us to establish stock-based benefit plans for management and employees that will give them an opportunity to share in our long-term success;

•	enhance our community ties by providing our customers and community members with the opportunity to acquire an ownership interest in United Roosevelt Savings Bank through an ownership interest in URSB Bancorp; and

•	establish a charitable foundation, and fund it with shares of our common stock and cash, to support charitable organizations operating in our local communities now and in the future.

We believe that the additional capital raised in the conversion and stock offering will enable us to take advantage of business opportunities that may not otherwise be available to us, while remaining an independent community-oriented institution.

As of September 30, 2025, United Roosevelt Savings Bank was considered “well capitalized” for regulatory purposes. The proceeds from the stock offering will further improve our capital position. We are not subject to any directive from any regulatory agency to raise capital.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by the depositors of United Roosevelt Savings Bank is required to approve each of the plan of conversion and the establishment and funding of the charitable foundation. The special meeting of depositors is scheduled for February 26, 2026. Each depositor eligible to vote at the special meeting will be mailed a proxy statement with information regarding the matters to be voted on at the special meeting.

The conversion also must be approved by the New Jersey Department of Banking and Insurance and the Federal Reserve Board. Additionally, the Federal Reserve Board must also approve URSB Bancorp’s application to become the bank holding company of United Roosevelt Savings Bank in connection with the conversion and stock offering. Any such approvals do not constitute a recommendation or endorsement of the plan of conversion by any regulatory agency.

Effects of Conversion on Depositors and Borrowers

Continuity. While the conversion is being accomplished, United Roosevelt Savings Bank’s normal business of accepting deposits and making loans will continue without interruption. We will continue to be a New Jersey stock savings bank and will continue to be regulated by the New Jersey Department of Banking and Insurance and the FDIC after the completion of the conversion and stock offering. After the conversion and stock offering, we will continue to offer existing services to depositors, borrowers and other customers. The directors of United Roosevelt Savings Bank serving at the time of the completion of the conversion and stock offering will be the directors of both United Roosevelt Savings Bank and URSB Bancorp.

Effect on Deposit Accounts. Each depositor of United Roosevelt Savings Bank at the time of the completion of the conversion and stock offering will automatically continue as a depositor after the completion of the conversion and stock offering, and the deposit balance, interest rate and other terms of deposit accounts will not change as a result of the completion of the conversion and stock offering. Each deposit account will continue to be insured by the FDIC to the same extent as before the completion of the conversion and stock offering. Depositors will continue to hold their existing certificates of deposit, savings accounts and other evidences of their accounts.

Effect on Loans. All outstanding loans from United Roosevelt Savings Bank will be unaffected by the completion of the conversion and stock offering, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed before the conversion and stock offering.

Effect on Voting Rights of Depositors. At present, the depositors of United Roosevelt Savings Bank have voting rights as to all maters requiring depositor approval, which are generally limited to mutual holding company reorganizations and mutual-to-stock conversion transactions. Upon completion of the conversion and stock offering, United Roosevelt, MHC will cease to exist and depositors will no longer have voting rights with respect to it. Upon completion of the conversion and stock offering, all voting rights in United Roosevelt Savings Bank will be vested in URSB Bancorp as the sole shareholder of United Roosevelt Savings Bank. URSB Bancorp’s stockholders will possess exclusive voting rights with respect to its common stock. Accordingly, only depositors of United Roosevelt Savings Bank who purchase shares of URSB Bancorp common stock in the stock offering will continue to have voting rights following the conversion and stock offering and those voting rights will only be with respect to URSB Bancorp.

Tax Effects. We have received an opinion of counsel or tax advisor with regard to federal and state income tax consequences of the conversion and stock offering to the effect that the conversion and stock offering will not be taxable for federal or state income tax purposes to URSB Bancorp, United Roosevelt, MHC, United Roosevelt Bancorp, United Roosevelt Savings Bank or its depositors. See “ – Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in United Roosevelt Savings Bank has both a deposit account in United Roosevelt Savings Bank and a pro rata ownership interest in the net worth of United Roosevelt, MHC based upon the deposit balance in the depositor’s account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. Any depositor who opens a deposit account at United Roosevelt Savings Bank obtains a pro rata ownership interest in United Roosevelt, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes the depositor’s deposit account receives a portion or all, respectively, of the balance in the deposit account but nothing for the depositor’s ownership interest in the net worth of United Roosevelt, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a savings bank that is a subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest in the mutual holding company, which has realizable value only in the unlikely event that the subsidiary savings bank is completely liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the mutual holding company after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the plan of conversion, depositors of United Roosevelt Savings Bank as of the close of business on June 30, 2024 and December 31, 2025 will receive an interest in liquidation accounts maintained by URSB Bancorp and United Roosevelt Savings Bank in an aggregate amount equal to United Roosevelt, MHC’s total equity as reflected in the latest statement of financial condition contained in the consolidated financial statements appearing elsewhere in this prospectus. The liquidation accounts will be maintained for the benefit of depositors as the close of business on June 30, 2024 and December 31, 2025, who continue to maintain their deposits as of those dates in United Roosevelt Savings Bank after the conversion and stock offering. The liquidation accounts would be distributed to depositors as of the close of business on June 30, 2024 and December 31, 2025, who maintain their deposit accounts in United Roosevelt Savings Bank only in the event of a liquidation of (a) URSB Bancorp and United Roosevelt Savings Bank or (b) United Roosevelt Savings Bank. The liquidation account maintained by United Roosevelt Savings Bank would be used only if URSB Bancorp does not have sufficient assets to fund its obligations under its liquidation account. The total obligation of URSB Bancorp and United Roosevelt Savings Bank under their respective liquidation accounts will never exceed the dollar amount of URSB Bancorp’s liquidation account as adjusted from time to time pursuant to the plan of conversion and applicable regulations. Pursuant to federal banking regulations, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution. See “ – Liquidation Rights.”

Determination of Share Price and Number of Shares to be Issued

The plan of conversion and federal and state regulations require that the aggregate purchase price of the common stock sold in the stock offering be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial to prepare an independent valuation appraisal. In addition to an engagement fee of $10,000, RP Financial will receive a fee of $65,000 for its services in preparing the initial valuation report, and will be reimbursed for its expenses up to $7,500. RP Financial will receive an additional fee of $10,000 for each subsequent update to the initial valuation report. There will be at least one subsequent update in connection with the closing of the conversion and stock offering. We have agreed to indemnify RP Financial and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence, bad faith or willful misconduct.

RP Financial has estimated that, as of August 5, 2025, as updated as of October 29, 2025, the estimated pro forma market value of URSB Bancorp, assuming the establishment and funding of the charitable foundation with $200,000 in cash and 20,000 shares of common stock (valued at $10.00 per share), for a total contribution of $400,000, was $17.7 million. Based on applicable state and federal regulations, this market value forms the midpoint of a valuation range with a minimum of $15.1 million and a maximum of $20.3 million, subject to increase up to $23.3 million. Based on this valuation and an offering price of $10.00 per share, the number of shares of common stock being offered for sale in the stock offering will range from 1,487,500 shares to 2,012,500 shares, subject to an increase up to 2,314,375 shares. The $10.00 per share offering price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.

Consistent with applicable appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach.

RP Financial also considered the following factors, among others:

•	our recent results and financial condition;

•	the economic and demographic conditions in our existing market area;

•	certain historical, financial and other information relating to us;

•	a comparative evaluation of our operating and financial characteristics with those of other similarly situated publicly traded savings institutions;

•	the aggregate size of the offering of common stock;

•	the impact of the conversion and stock offering on our equity and earnings potential;

•	our potential to pay cash dividends; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

The appraisal is based in part on an analysis of a peer group of the following publicly-traded bank holding companies and savings and loan holding companies that RP Financial considered comparable to us:

Company Name (Ticker Symbol)	Exchange	Headquarters	Total Assets (in millions) (1)
Affinity Bancshares, Inc. (AFBI)	Nasdaq	Covington, GA	$934
BV Financial, Inc. (BVFL)	Nasdaq	Baltimore, MD	908
Catalyst Bancorp, Inc. (CLST)	Nasdaq	Opelousas, LA	274
Central Plains Bancshares, Inc. (CPBI)	Nasdaq	Grand Island, NE	501
Fifth District Bancorp, Inc. (FDSB)	Nasdaq	New Orleans, LA	540
Home Federal Bancorp, Inc. of Louisiana (HFBL)	Nasdaq	Shreveport, LA	609
IF Bancorp, Inc. (IROQ)	Nasdaq	Watseka, IL	888
Magyar Bancorp, Inc. (MGYR)	Nasdaq	New Brunswick, NJ	987
SR Bancorp, Inc. (SRBK)	Nasdaq	Bound Brook, NJ	1,084
Texas Community Bancshares, Inc. (TCBS)	Nasdaq	Mineola, TX	444

(1)	Total assets are as of June 30, 2025.

RP Financial has informed us that it sought to provide meaningful comparative data to limit the need to perform subjective valuation adjustments with respect to institutions that did not share common characteristics with United Roosevelt Savings Bank. As a result, a comparable institution’s dissimilar asset size may be outweighed by similarities with respect to other characteristics that RP Financial considers more indicative of an institution’s value than asset size.

The peer group selection process was limited to publicly traded thrifts according to regulatory conversion guidelines, which limit the number of potential comparable companies for inclusion in the peer group to 10 full-stock publicly traded companies that were not subject to announced acquisition offers. As noted in the appraisal report, the selection process for the peer group involved applying the following criteria to the universe of all public thrifts that were eligible for inclusion in the peer group:

•	Mid-Atlantic, New England, Midwest, Southeast and Southwest institutions with total assets of less than $1.2 billion and tangible equity-to-assets rations of greater than 7.5%; and

•	Positive reported and/or core earnings on a trailing 12-month basis.

In selecting the peer group, RP Financial considered only those companies that have been in full stock form for over one year, are not subject to acquisition, and are not experiencing unusual financial characteristics or other trends.

The following table presents a summary of our selected pricing ratios (on a pro forma basis) as of and for the twelve months ended September 30, 2025 and for the peer group as of and for the twelve months ended June 30, 2025 (or the last twelve months for which data are available), with stock prices as of October 29, 2025, as disclosed in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 69.9% on a price-to-earnings basis, a discount of 34.4% on a price-to-book value basis and a discount of 37.5% on a price-to-tangible book value basis. This means that, at the midpoint of the offering range, a share of our common stock would be more expensive than the peer group on an earnings basis but less expensive than the peer group on book value basis and a tangible book value basis.

	Price-to-earnings multiple (1)		Price-to-book value ratio	Price-to-tangible book value ratio
URSB Bancorp (pro forma, assuming completion of the conversion and stock offering)
Adjusted Maximum	36.82	x	62.03%	62.03%
Maximum	33.08	x	58.07%	58.07%
Midpoint	29.63	x	54.17%	54.17%
Minimum	25.98	x	49.65%	49.65%

Valuation of peer group companies, all of which are fully converted (historical)
Averages	17.44	x	82.61%	86.64%
Medians	17.32	x	84.96%	91.19%

(1)	Price-to-earnings multiples calculated by RP Financial for the independent appraisal are based on an estimate of “core” or recurring earnings. These ratios are different than those presented in “Pro Forma Data.”

RP Financial prepared the appraisal taking into account the pro forma impact of the stock offering. Consistent with federal appraisal guidelines, RP Financial applied three primary methodologies to estimate the pro forma market value of our common stock: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and estimated core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of a peer group of companies considered by RP Financial to be comparable to us, subject to valuation adjustments applied by RP Financial to account for differences between URSB Bancorp and the peer group. In preparing its appraisal, RP Financial emphasized the price-to-earnings and the price-to-book approaches, although it also considered the price-to-assets approach as required by applicable regulations.

Our board of directors carefully reviewed the information provided to it by RP Financial through the appraisal process. We engaged RP Financial to help us understand the regulatory process as it applies to the appraisal and to advise the board of directors as to how much capital URSB Bancorp would be required to raise under the regulatory appraisal guidelines.

The independent appraisal does not indicate per share market value. You should not assume or expect that the valuation of URSB Bancorp as indicated above means that, after the conversion and stock offering, the shares of common stock will trade at or above the $10.00 offering price. Furthermore, the pricing ratios presented above were utilized by RP Financial to estimate our market value and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. RP Financial did not independently verify our consolidated financial statements and other information which we provided to them, nor did RP Financial independently value our assets or liabilities. The independent valuation considers United Roosevelt Savings Bank as a going concern and should not be considered as an indication of the liquidation value of United Roosevelt Savings Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the stock offering will thereafter be able to sell their shares at prices at or above the $10.00 offering price per share.

Following commencement of the subscription offering, the maximum of the offering range may be increased by up to 15%, or up to $23.1 million, without resoliciting subscribers, which would result in a corresponding increase of up to 15% in the maximum of the offering range to up to 2,314,375 shares, to reflect changes in the market and financial conditions or demand for the shares. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The offering price of $10.00 per share will remain fixed. See “ – Limitations on Common Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the stock offering.

If the update to the independent valuation prepared at the conclusion of the stock offering results in an increase in the maximum of the offering range to more than $23.1 million and a corresponding increase in the offering range to more than 2,314,375 shares (excluding shares issued to the charitable foundation), or a decrease in the minimum of the valuation range to less than $14.9 million and a corresponding decrease in the offering range to fewer than 1,487,500 shares (excluding shares issued to the charitable foundation), then we may promptly return with interest at 0.10% per annum for all funds previously delivered to us to purchase shares of common stock and cancel deposit account withdrawal authorizations, and, after consulting with the New Jersey Department of Banking and Insurance and the Federal Reserve Board, we may terminate the plan of conversion. Alternatively, we may hold a new stock offering, establish a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted, to the extent that permission is required, by the New Jersey Department of Banking and Insurance and the Federal Reserve Board to complete the conversion and stock offering. If a resolicitation is commenced, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days unless further extended with the approval, to the extent approval is required, of the New Jersey Department of Banking and Insurance and the Federal Reserve Board, for periods of up to 90 days.

An increase in the number of shares to be issued in the conversion and stock offering would decrease a subscriber’s ownership interest and our pro forma earnings and stockholders’ equity on a per share basis while increasing stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued would increase a subscriber’s ownership interest and our pro forma earnings and stockholders’ equity on a per share basis, while decreasing stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

A copy of the independent valuation appraisal report of RP Financial, which includes the detailed memorandum setting forth the method and assumptions used in the appraisal report, is filed as an exhibit to the documents specified under “Where You Can Find Additional Information.”

Adjustments to Independent Appraisal

In preparing the independent appraisal, RP Financial made certain downward adjustments to the estimated pro forma market value of URSB Bancorp relative to the peer group. Slight downward adjustments relative to the peer group were made for financial condition, profitability, growth and viability of earnings, dividends and liquidity of the shares. The downward adjustment for financial condition took into consideration URSB Bancorp’s lower pro forma capital position as a percent of assets, less favorable funding composition and lower balance sheet liquidity relative to the comparable peer group measures. The downward adjustment for profitability, growth and viability of earnings took into consideration URSB Bancorp’s less favorable efficiency ratio and lower pro forma core earnings as a percent of equity and assets relative to the comparable peer group measures. The downward adjustment for dividends took into consideration URSB Bancorp’s less favorable capacity to pay dividends based on its lower pro forma earnings in comparison to the peer group’s earnings. The downward adjustment for liquidity of the shares took into consideration URSB Bancorp’s lower pro forma market capitalization and shares outstanding relative to the comparable peer group measures.

No adjustments, upward or downward, were made relative to the peer group for asset growth, primary market area, marketing of the issue, management, or effect of government regulations and regulatory reform.

Subscription Offering and Subscription Rights

According to the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the descending order of priority set forth below. Filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase limitations set forth in the plan of conversion and as described below under “ – Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor of United Roosevelt Savings Bank with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) as of the close of business on June 30, 2024 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase, subject to the overall purchase limitations, up to the greater of 20,000 shares ($200,000) of our common stock, 0.10% of the total number of shares of common stock issued in the stock offering, or 15 times the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Eligible Account Holders, subject to the overall purchase limitations. See “ – Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated (one or more times as necessary) among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of shares of our common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest as of the close of business on June 30, 2024. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also our directors or officers or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits during the year preceding December 31, 2023.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee benefit plans, including the ESOP, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation. The ESOP intends to purchase 8% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation. If the total number of shares of common stock sold in the stock offering is increased to the adjusted maximum of the offering range, the ESOP shall have a priority right to subscribe for such increased number of shares. However, if market conditions warrant, and in the judgment of the ESOP trustee, the ESOP may instead elect to purchase shares in the open market following the completion of the conversion and stock offering.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and by Tax-Qualified Plans, each depositor of United Roosevelt Savings Bank with a Qualifying Deposit as of the close of business on December 31, 2025 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”), will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of 20,000 shares ($200,000) of common stock, 0.10% of the total number of shares of common stock issued in the stock offering, or 15 times the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Supplemental Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Supplemental Eligible Account Holders, subject to the overall purchase limitations. See “ – Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated (one or more times as necessary) among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she had an ownership interest as of the close of business on December 31, 2025. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Depositors. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, Tax-Qualified Plans and Supplemental Eligible Account Holders, each depositor of United Roosevelt Savings Bank as of the close of business on December 31, 2025 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Depositors”) will receive, without payment therefor, nontransferable subscription rights to purchase up to 20,000 shares ($200,000) of common stock, subject to the overall purchase limitations. See “ – Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Depositor to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated in the proportion that the amount of the subscription of each Other Depositor bears to the total amount of the subscriptions of all Other Depositors whose subscriptions remain unfilled.

Expiration Date. The Subscription Offering will expire at 4:00 p.m., Eastern time, on February 12, 2026, unless extended by us for up to 45 days or such additional periods with the approval of the New Jersey Department of Banking and Insurance and the Federal Reserve Board, if necessary. Subscription rights will expire whether or not each eligible subscriber can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at any point between the minimum and the maximum of the offering range. Subscription rights that have not been exercised before the expiration date and time will become void.

We will not execute orders until we have received orders to purchase at least the minimum number of shares of common stock. If we have not received orders to purchase at least 1,487,500 shares within 45 days after the expiration date and the New Jersey Department of Banking and Insurance and the Federal Reserve Board has not consented, to the extent such consents are required, to an extension, all funds delivered to us to purchase shares of common stock in the stock offering will be returned promptly to the subscribers with interest at 0.10% per annum and all deposit account withdrawal authorizations will be canceled. If an extension beyond March 30, 2026 is granted by the required regulatory agencies, we will notify subscribers of the extension of time and subscribers will be given an opportunity to confirm, change or cancel their orders. If a subscriber does not respond, we will cancel his or her stock order and return his or her subscription funds, with interest, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. Extensions may not go beyond

February 26, 2028, which is two years after the date of the special meeting of depositors of United Roosevelt Savings Bank to be held to vote on the approval of the plan of conversion.

Persons in Non-qualified States or Foreign Countries. We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country.

Restrictions on Transferability of Subscription Rights. Subscription rights are non-transferable. See “ – Restrictions on Transfer of Subscription Rights and Shares” below for more information.

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders, and Other Depositors, we may offer shares pursuant to the plan of conversion to members of the general public in a community offering, with a preference given to natural persons (including trusts of natural persons) residing in Middlesex and Monmouth Counties in New Jersey.

Subscribers in the community offering may purchase up to 20,000 shares ($200,000) of common stock, subject to the overall purchase limitations. See “ – Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the stock offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons residing in Middlesex and Monmouth Counties in New Jersey, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares, or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons residing in Middlesex and Monmouth Counties in New Jersey, whose orders remain unsatisfied on an equal number of shares basis per order. If, after the allocation of shares to natural persons (including trusts of natural persons) residing in Middlesex and Monmouth Counties in New Jersey, we do not have sufficient shares of common stock available to fill the orders of other members of the general public, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares, or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among members of the general public whose orders remain unsatisfied on an equal number of shares basis per order.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within Middlesex and Monmouth Counties in New Jersey, has a present intent to remain within there for a period of time and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering may begin at the same time as, during or after the subscription offering. The community offering is expected to conclude at 4:00 p.m., Eastern time, on February 12, 2026, but it must terminate no more than 45 days following the closing of the subscription offering. We may decide to extend the community offering for any reason and are not required to give purchasers notice of any such extension unless such period extends beyond March 30, 2026. If an extension beyond March 30, 2026 is granted by the required regulatory agencies, persons whose orders we accept in the community offering will be given an opportunity to confirm, change or cancel their orders. If a person does not respond, we will cancel his or her stock order and return purchase funds, with interest, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. These extensions may not go beyond February 26, 2028, which is two years after the date of the special meeting of depositors of United Roosevelt Savings Bank to be held to vote on the approval of the plan of conversion.

Syndicated Community Offering

Our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a widespread distribution of our shares of common stock. If a syndicated community offering is held, Janney Montgomery will serve as sole manager and will assist us in selling our common stock on a best efforts basis. In such capacity, it may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms. Neither Janney Montgomery nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering.

In the syndicated community offering, any person may purchase up to 20,000 shares ($200,000) of common stock, subject to the overall purchase and ownership limitations. See “ – Limitations on Common Stock Purchases.” We retain the right to accept or reject in whole or in part any orders in the syndicated community offering. Unless the New Jersey Department of Banking and Insurance and the Federal Reserve Board permits otherwise, as required, accepted orders for shares of common stock in the syndicated community offering will first be filled up to a maximum of 2.0% of the shares sold in the stock offering on a basis that will promote a widespread distribution of our common stock. Thereafter any remaining shares will be allocated on an equal number of shares per order basis until all shares have been allocated or orders have been filled, as the case may be. Unless the syndicated community offering begins during the subscription and/or community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.

Any syndicated community offering will be conducted according to certain SEC rules applicable to best efforts “min/max” offerings. Orders in the syndicated community offering will be submitted in substantially the same manner as utilized in the subscription and community offerings. Payments in the syndicated offering, however, must be made in immediately available funds (bank checks, money orders, United Roosevelt Savings Bank account withdrawal authorizations or wire transfers). Personal checks will not be accepted. If the closing of the stock offering does not occur, either as a result of not confirming receipt of at least $14.9 million in gross proceeds (the minimum of the offering range) or the inability to satisfy other closing conditions to the conversion and stock offering, the funds will be promptly returned with interest at a rate of 0.10% per annum.

The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among URSB Bancorp, United Roosevelt Savings Bank, and Janney Montgomery. If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable, will be delivered promptly to us.

If for any reason we cannot effect a syndicated community offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are a significant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. Any such arrangement will be disclosed in a post-effective amendment to the registration statement of which this prospectus is a part. In addition, the New Jersey Department of Banking and Insurance and the Federal Reserve Board must approve any such arrangements.

The opportunity to order shares of common stock in the syndicated community offering is subject to our right to reject orders, in whole or in part, either at the time of receipt of an order or as soon as practicable following the expiration date of the stock offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Limitations on Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the stock offering:

•	No person or entity may purchase more than 20,000 shares of common stock ($200,000) in the subscription offering, and no person or entity together with any associate or group of persons acting in concert may purchase more than 50,000 shares of common stock ($500,000) in all categories of the stock offering, except that our tax-qualified employee benefit plans, including the ESOP, may purchase in the aggregate up to 10% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation (including shares issued in the event of an increase in the offering range of up to 15%);

•	The maximum number of shares of common stock that may be purchased in all categories of the stock offering by our officers and directors and their associates, in the aggregate, may not exceed 29% of the sum of the number of shares sold in the stock offering and contributed to our charitable foundation; and

•	The minimum purchase by each person purchasing shares in the stock offering is 25 shares, to the extent those shares are available.

Depending upon market or financial conditions, our board of directors, with any required approvals of the New Jersey Department of Banking and Insurance and the Federal Reserve Board, and without further approval of the depositors of United Roosevelt Savings Bank, may decrease or increase the purchase limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given the opportunity to increase their subscriptions up to the then-applicable limit. The effect of this type of resolicitation would be an increase in the number of shares of common stock owned by subscribers who choose to increase their subscriptions.

If there is an increase in the offering range of up to 15% of the total number of shares of common stock offered in the stock offering, shares will be allocated in the following order of priority according to the plan of conversion:

•	to fill the subscriptions of our Tax-Qualified Plans, including the ESOP, for up to 10% of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation;

•	if there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Depositor levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

•	to fill unfulfilled subscriptions in the community offering, with preference given first to natural persons residing in Middlesex and Monmouth Counties in New Jersey, and then to other members of the general public.

The term “associate” of a person means:

•	any corporation or organization (other than URSB Bancorp, United Roosevelt, MHC, United Roosevelt Bancorp, United Roosevelt Savings Bank or a majority-owned subsidiary of these entities) of which the person is a senior officer, partner or, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

•	any person who is related by blood or marriage to such person and who either lives in the same home as such person or who is a director or officer of URSB Bancorp, United Roosevelt, MHC, United Roosevelt Bancorp or United Roosevelt Savings Bank.

The term “acting in concert” means:

•	knowing participation in a joint activity or parallel action towards a common goal whether or not pursuant to an express agreement; or

•	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

The determination of whether a group is acting in concert will be made solely by the board of directors of United Roosevelt Savings Bank or URSB Bancorp or by officers delegated by either such board and may be based on any evidence upon which the board(s) or such delegate(s) chooses to rely, including, without limitation, joint account relationships or the fact that such persons have filed joint Schedules 13D with the SEC with respect to other companies. Persons living at the same address, whether or not related, will be deemed to be acting in concert unless otherwise determined by the board or such delegate(s). Directors of URSB Bancorp and United Roosevelt Savings Bank will not be deemed to be acting in concert solely as a result of their membership on any such board or boards.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated. Persons with the same address or exercising subscription rights through qualifying accounts registered to the same address generally will be assumed to be associates of, and acting in concert with, each other. We have the right to determine, in our sole discretion, whether purchasers are associates or acting in concert.

Our directors are not treated as associates of each other solely because of their membership on the board of directors. We have the right to determine whether prospective purchasers are associates or acting in concert. Shares of common stock purchased in the stock offering will be freely transferable except for shares purchased by our officers and directors and except as described below. Any purchases made by any associate of United Roosevelt Savings Bank or URSB Bancorp for the explicit purpose of meeting the minimum number of shares of common stock required to be sold to complete the stock offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under the guidelines of the Financial Industry Regulatory Authority, its members and their associates are subject to certain restrictions on transfer of securities purchased in according to subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of shares of our common stock at the time of conversion and thereafter, see “ – Restrictions on Purchase or Transfer of Our Shares After the Conversion and Stock Offering” and “Restrictions on Acquisition of URSB Bancorp, Inc.”

Plan of Distribution; Selling Agent and Underwriter Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription offering and any community offering, we have retained Janney Montgomery, a broker-dealer registered with the Financial Industry Regulatory Authority. Janney Montgomery will assist us on a best efforts basis in the subscription offering and any community offering by:

•	advising us on the financial and securities market implications of the conversion and stock offering and the plan of conversion;

•	assisting us in structuring and marketing the stock offering;

•	reviewing all offering documents, including the prospectus (it being understood that the preparation and filing of any and all such documents will be our responsibility and that of our counsel);

•	preparing the stock order form and marketing materials for review by us and our counsel (it being understood that the filing of any and all such documents will be our responsibility and that of our counsel);

•	assisting us in scheduling and preparing meetings with potential investors, as necessary;

•	assisting us in analyzing proposals from outside vendors in connection with the stock offering, as needed; and

•	providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the stock offering.

For these services, Janney Montgomery has received a refundable management fee of $50,000. Janney Montgomery will also receive at the closing of the stock offering a success fee of $375,000. The refundable management fee will be credited against the success fee.

Syndicated Community Offering. If shares of common stock are sold in a syndicated community offering, we will pay a commission of 6.0% of the aggregate dollar amount of common stock sold in the syndicated community offering to Janney Montgomery and any other broker-dealers participating in the syndicated community offering.

Expenses. Janney Montgomery will also be reimbursed for reasonable out-of-pocket expenses, not to exceed $25,000, and fees and expenses of its legal counsel not to exceed $125,000. Each of these expense limits may be increased by additional amounts not to exceed $25,000 if unusual circumstances arise or a delay or resolicitation occurs, including a delay in the stock offering that would require an update to the financial information included in this prospectus. In no event shall out-of-pocket expenses, including fees and expenses of legal counsel, exceed $200,000. If the plan of conversion is terminated or if Janney Montgomery’s engagement is terminated according to the provisions of the agency agreement, Janney Montgomery will receive reimbursement of its reasonable out-of-pocket expenses. Janney Montgomery shall have earned in full, and be entitled to be paid in full, all fees then due and payable at such date of termination. We have separately agreed to pay Janney Montgomery fees and expenses for serving as records management agent, as described below.

Records Management

We have also engaged Janney Montgomery to serve as records management agent in connection with the conversion and stock offering. In its role as records management agent, Janney Montgomery will assist us in the stock offering by, among other things:

•	consolidate United Roosevelt Savings Bank’s depositors as of the key eligibility record dates and calculate eligible votes that may be cast by depositors;

•	design and prepare proxy forms for the special meeting of depositors and stock order forms for the subscription offering and any community offering or syndicated community offering;

•	organize and supervise the stock information center;

•	provide proxy and ballot tabulation services for the special meeting of depositors, including acting as or supporting the inspector of election; and

•	provide necessary subscription services to distribute, collect and tabulate stock orders received in the subscription offering and any community offering.

Janney Montgomery will receive a fee of $50,000 for these services, of which $5,000 has been paid as of the date of this prospectus. The remaining balance will be paid upon the closing of the conversion and stock offering. This fee can be increased by up to $10,000 if there are material changes in regulations or the plan of conversion, or there are delays requiring duplicate or replacement processing due to changes in key record dates.

Indemnity

We have agreed to indemnify Janney Montgomery against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the stock offering materials for the common stock, including liabilities under the Securities Act of 1933, as well as certain other claims and litigation arising out of Janney Montgomery’s engagement with respect to the conversion and stock offering.

Solicitation of Offers by Officers and Directors

Our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other trained employees of United Roosevelt Savings Bank or its affiliates may assist in the stock offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. No offers or sales may be made by tellers or at the teller counters. All sales activity will be conducted in a segregated or separately identifiable area of our banking office apart from the area accessible to the general public. Other questions of prospective purchasers will be directed to executive officers or registered representatives of Janney Montgomery. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the stock offering.

Procedure for Purchasing Shares in the Subscription and Community Offerings

Expiration Date. The subscription offering will expire at 4:00 p.m., Eastern time, on February 12, 2026, unless extended by us for up to 45 days or such additional periods with the approval of the New Jersey Department of Banking and Insurance and the Federal Reserve Board, if necessary. Any extension of the subscription and/or any community offering beyond March 30, 2026 would require the approval of the New Jersey Department of Banking and Insurance and the Federal Reserve Board. If an extension beyond March 30, 2026 is granted by the required regulatory agencies, we will notify subscribers of the extension of time and subscribers will be given an opportunity to confirm, change or cancel their orders. If a subscriber does not respond, we will cancel his or her stock order and return his or her subscription funds, with interest, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. If we have not received orders to purchase the minimum number of shares offered for sale in the stock offering by the expiration date or any extension thereof, we may terminate the stock offering and promptly refund all funds received for shares of common stock. If the number of shares offered is reduced below the number at the minimum of the offering range or increased above the number at the adjusted maximum of the offering range, subscribers may be resolicited with any required approvals of the New Jersey Department of Banking and Insurance and the Federal Reserve Board. All subscribers will be given an opportunity to place a new order within a specified period of time.

To ensure that each purchaser in the subscription and community offerings receives a prospectus at least 48 hours before the February 12, 2026 expiration date of the subscription offering, according to Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days before the expiration date or hand delivered any later than two days before the expiration date. Execution of an order form will confirm receipt of delivery according to Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus. Subscription funds will be maintained in a segregated account at United Roosevelt Savings Bank and will earn interest at 0.10% per annum from the date payment is received until the stock offering is completed or terminated.

We reserve the right in our sole discretion to terminate the stock offering at any time and for any reason, in which case we will cancel any deposit account withdrawal orders and promptly return all funds delivered to us, with interest at our current savings account rate from the date of receipt.

We have the right to reject any order submitted in the stock offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion.

Use of Order Forms in Subscription Offering and any Community Offering. To order shares of common stock in the subscription offering and any community offering, you must properly complete and sign an original stock order form and remit full payment. We will not accept orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) on or before 4:00 p.m., Eastern time, on February 12, 2026. We are not required to accept stock order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed stock order forms. We do not represent, however, that we will do so, and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your stock order form and payment by mail using the postage paid stock order reply envelope provided or by paying for overnight delivery to the address listed on the stock order form. You may hand-deliver your stock order form to United Roosevelt Saving Bank’s main office located at 11-15 Cooke Avenue, Carteret, New Jersey. Hand-delivered stock order forms will be accepted only at this location. Do not mail stock order forms to any office of United Roosevelt Savings Bank.

Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the stock offering. If you are ordering shares in the stock offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the stock offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final.

By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by United Roosevelt Savings Bank, the FDIC, the federal government or the government of the State of New Jersey, and that you received a copy of this prospectus. However, by signing the order form you will not waive your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock must accompany all completed order forms for the purchase to be valid. Payment for shares in the subscription offering and any community offerings may be made by:

•	personal check, bank check or money order, from the purchaser, made payable to URSB Bancorp, Inc.;

•	authorization of withdrawal of available funds from your United Roosevelt Savings Bank deposit account(s); or

•	cash.

Cash will only be accepted at United Roosevelt Savings Bank’s main office located at 11-15 Cooke Avenue, Carteret, New Jersey, and it will be converted to a bank check. Do not remit cash by mail.

Appropriate means for designating withdrawals from deposit account(s) at United Roosevelt Savings Bank are provided on the stock order form. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the stock offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificates of deposit will not apply to withdrawals authorized for the purchase of shares of common stock. After withdrawal, the certificate of deposit will continue at the existing contract rate and term. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at United Roosevelt Savings Bank and will earn interest at 0.10% per annum from the date payment is received until the stock offering is completed or terminated.

You may not remit any type of third-party checks (including those payable to you and endorsed over to URSB Bancorp, Inc.) or a United Roosevelt Savings Bank line of credit check. You may not designate on your stock order form direct withdrawal from a retirement account at United Roosevelt Savings Bank. See “—Using Individual Retirement Account Funds.” Additionally, you may not designate on your stock order form a direct withdrawal from United Roosevelt Savings Bank deposit accounts with check-writing privileges. Instead, a check should be provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount and we will immediately withdraw the amount from your checking account(s). If we resolicit persons who subscribed for the maximum purchase amount, as described above in “—Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares but must pay for the additional shares using immediately available funds. Wire transfers may be accepted during the resolicitation period, if any.

By law, United Roosevelt Savings Bank is prohibited from knowingly lending funds or extending credit to any persons to purchase shares of common stock in the stock offering.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time before 48 hours before the completion of the conversion and stock offering. This payment may be made by wire transfer.

If the ESOP purchases shares in the stock offering, it will not be required to pay for such shares until completion of the stock offering, provided that there is a loan commitment from an unrelated financial institution or URSB Bancorp to lend the necessary funds to the ESOP to fund the purchase. In addition, if our 401(k) Plan purchases shares in the stock offering, it will not be required to pay for the shares until the completion of the stock offering.

Using Individual Retirement Account Funds. If you are interested in using funds in your United Roosevelt Savings Bank IRA or other retirement account to purchase shares of common stock in the stock offering, you must do so through an account offered by a custodian that can hold common stock. By regulation, United Roosevelt Savings Bank’s IRAs are not capable of holding common stock. Therefore, if you wish to use funds that are currently in a United Roosevelt Savings Bank IRA, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, which offers the type of retirement accounts that can hold common stock. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. A one-time and/or annual administrative fee may be payable to the independent trustee or custodian. You may select the custodian of your choice. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an IRA or any other retirement account, whether held at United Roosevelt Savings Bank or elsewhere, to purchase shares of common stock should contact the Stock Information Center for guidance as soon as possible, preferably at least two weeks before the February 12, 2026 offering deadline. Processing these transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock Purchased in the Stock Offering. All shares of common stock sold in the stock offering will be issued in book entry form. Stock certificates will not be issued. A book entry statement reflecting ownership of shares of common stock issued in the subscription offering and any community offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and stock offering. We expect trading in the stock to begin on the day of completion of the conversion and stock offering or the next business day. You may not be able to sell the shares of common stock that you purchased until a statement reflecting your ownership of shares of common stock is available and delivered to you, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country.

Restrictions on Transfer of Subscription Rights and Shares

Applicable regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise before the completion of the stock offering.

We intend to pursue any and all legal and equitable remedies if we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

By law, our banking office personnel may not assist with investment-related questions about the stock offering. If you have questions regarding the conversion or stock offering, call our Stock Information Center at 1-(866) 344-7952 (toll-free). The Stock Information Center is open Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern time, excluding bank holidays.

Liquidation Rights

Liquidation Before the Conversion and Stock Offering. In the unlikely event that United Roosevelt, MHC is liquidated before the completion of the conversion and stock offering, all claims of its creditors would be paid first. Thereafter, if there were any assets of United Roosevelt, MHC remaining, these assets would first be distributed to depositors of United Roosevelt Savings Bank pro rata based on the value of their accounts at United Roosevelt Savings Bank.

Liquidation Following the Conversion and Stock Offering. The plan of conversion provides for the establishment, upon the completion of the conversion and stock offering, of a liquidation account by URSB Bancorp for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) United Roosevelt, MHC’s total equity as of the date of the latest statement of financial condition contained in this prospectus plus (ii) the value of the net assets of United Roosevelt, MHC as of the date of the latest statement of financial condition of United Roosevelt, MHC before the consummation of the conversion and stock offering (excluding its ownership of United Roosevelt Bancorp and United Roosevelt Savings Bank). The plan of conversion also provides for the establishment of a parallel liquidation account in United Roosevelt Savings Bank to support the URSB Bancorp liquidation account if URSB Bancorp does not have sufficient assets to fund its obligations under its liquidation account.

In the unlikely event that United Roosevelt Savings Bank were to liquidate after the conversion and stock offering, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established by URSB Bancorp, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of United Roosevelt Savings Bank or URSB Bancorp above that amount.

The liquidation account established by URSB Bancorp is intended to provide qualifying depositors of United Roosevelt Savings Bank with a liquidation interest (exchanged for the liquidation interests such depositors had in United Roosevelt, MHC) after the conversion and stock offering in the event of a complete liquidation of URSB Bancorp and United Roosevelt Savings Bank or a liquidation solely of United Roosevelt Savings Bank. Specifically, in the unlikely event that either (i) United Roosevelt Savings Bank was or (ii) URSB Bancorp and United Roosevelt Savings Bank were to liquidate after the conversion and stock offering, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of the close of business on June 30, 2024 and December 31, 2025, of their interests in the liquidation account maintained by URSB Bancorp. Also, in a complete liquidation of both entities or of United Roosevelt Savings Bank only, when URSB Bancorp has insufficient assets (other than the stock of United Roosevelt Savings Bank) to fund the liquidation account distribution owed to Eligible Account Holders and Supplemental Eligible Account Holders, and United Roosevelt Savings Bank has positive net worth, then United Roosevelt Savings Bank shall immediately make a distribution to fund the remaining obligations of URSB Bancorp under the liquidation account. In no event will any Eligible Account Holder or Supplemental Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by URSB Bancorp as adjusted periodically pursuant to the plan of conversion and applicable regulations. If URSB Bancorp is completely liquidated or sold apart from a sale or liquidation of United Roosevelt Savings Bank, then the URSB Bancorp liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the United Roosevelt Savings Bank liquidation account, subject to the same rights and terms as the URSB Bancorp liquidation account.

The plan of conversion provides that, after two years from the date of conversion and upon the written request of the Federal Reserve Board, URSB Bancorp will transfer, or, upon the prior written approval of the Federal Reserve Board, may transfer the liquidation account and the depositors’ interests in such account to United Roosevelt Savings Bank and the liquidation account shall thereupon be subsumed into the liquidation account of United Roosevelt Savings Bank.

Under the rules and regulations of the Federal Reserve Board, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which URSB Bancorp or United Roosevelt Savings Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the surviving institution or company would assume the liquidation account.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in United Roosevelt Savings Bank as of the close of business on June 30, 2024 or December 31, 2025, respectively, equal to the proportion that the balance of such account holder’s deposit account at the close of business on June 30, 2024 or December 31, 2025, respectively, bears to the balance of all deposit accounts of all Eligible Account Holders and Supplemental Eligible Account Holders in United Roosevelt Savings Bank on such dates.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion and stock offering, the amount in any such deposit account is less than the amount in the deposit account at the close of business on June 30, 2024 or December 31, 2025, or any other annual closing date, then the liquidation account as well as the interest in the liquidation account relating to such deposit account will be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositors. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

Material Income Tax Consequences

Completion of the conversion and stock offering is subject to the prior receipt of an opinion of counsel or tax advisor with respect to the federal and state income tax consequences of the conversion to United Roosevelt,

MHC, United Roosevelt Bancorp, United Roosevelt Savings Bank, Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors.

United Roosevelt, MHC, United Roosevelt Bancorp, United Roosevelt Savings Bank and URSB Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding all material federal income tax consequences of the conversion and stock offering, which includes the following:

1.	The merger of United Roosevelt, MHC with and into United Roosevelt Bancorp will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.	The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in United Roosevelt, MHC for liquidation interests in United Roosevelt Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.	None of United Roosevelt, MHC, United Roosevelt Bancorp, Eligible Account Holders nor Supplemental Eligible Account Holders will recognize any gain or loss on the transfer of the assets of United Roosevelt, MHC to United Roosevelt Bancorp and the assumption by United Roosevelt Bancorp of United Roosevelt, MHC’s liabilities, if any, in constructive exchange for liquidation interests in United Roosevelt Bancorp.

4.	The basis of the assets of United Roosevelt, MHC (other than stock in United Roosevelt Bancorp) and the holding period of the assets to be received by United Roosevelt Bancorp will be the same as the basis and holding period of such assets in United Roosevelt, MHC immediately before the exchange.

5.	The merger of United Roosevelt Bancorp with and into URSB Bancorp will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither United Roosevelt Bancorp nor URSB Bancorp will recognize gain or loss as a result of such merger.

6.	The basis of the assets of United Roosevelt Bancorp and the holding period of such assets to be received by URSB Bancorp will be the same as the basis and holding period of such assets in United Roosevelt Bancorp immediately before the exchange.

7.	Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in United Roosevelt Bancorp for interests in the liquidation account in URSB Bancorp.

8.	The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in United Roosevelt Bancorp for interests in the liquidation account established in URSB Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

9.	It is more likely than not that the fair market value of the nontransferable subscription rights to purchase URSB Bancorp common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Depositors upon distribution to them of nontransferable subscription rights to purchase shares of URSB Bancorp common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

10.	It is more likely than not that at the effective date of the conversion the fair market value of the benefit provided by the liquidation account of United Roosevelt Savings Bank supporting the payment of the URSB Bancorp liquidation account in the event either United Roosevelt Savings Bank (or URSB Bancorp and United Roosevelt Savings Bank) were to liquidate after the conversion (including a liquidation of United Roosevelt Savings Bank or of United Roosevelt Savings Bank and URSB Bancorp following a purchase and assumption transaction with a credit union) when URSB Bancorp lacks sufficient net assets to pay the liquidation account distribution due is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the United Roosevelt Savings Bank liquidation account as of the effective date of the conversion.

11.	It is more likely than not that the basis of the shares of URSB Bancorp common stock purchased in the stock offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the URSB Bancorp common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

12.	No gain or loss will be recognized by URSB Bancorp on the receipt of money in exchange for URSB Bancorp common stock sold in the stock offering.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to United Roosevelt, MHC, United Roosevelt Bancorp, United Roosevelt Savings Bank, URSB Bancorp and those persons receiving subscription rights. With respect to items 9 and 11 above, Luse Gorman, PC noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Luse Gorman, PC also noted that RP Financial has issued a letter that the subscription rights have no ascertainable fair market value. Luse Gorman, PC also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman, PC believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on the distribution of such rights. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to item 10 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to a liquidation of a solvent bank and/or holding company (other than as set forth below); (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in United Roosevelt Savings Bank are reduced; (iv) holders of an interest in a liquidation account have received payments of their interests in very few instances (out of hundreds of transactions involving mergers, acquisitions and the purchase of assets and assumption of liabilities of holding companies and subsidiary banks) and these instances involved the purchase and assumption of a bank’s assets and liabilities by a credit union; and (v) the United Roosevelt Savings Bank liquidation account payment obligation arises only if URSB Bancorp lacks sufficient assets to fund the liquidation account or if United Roosevelt Savings Bank (or United Roosevelt Savings Bank and URSB Bancorp) enters into a transaction to transfer United Roosevelt Savings Bank’s assets and liabilities to a credit union.

Unlike private letter rulings, an opinion of counsel or a tax advisor is not binding on the Internal Revenue Service or any state taxing authority, and those authorities may disagree with the opinions. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the conversion and stock offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed. We do not plan to apply for a private letter ruling concerning the conversion and stock offering. Unlike a letter ruling issued by the Internal Revenue Service, the opinion of Luse Gorman, PC is not binding on the Internal

Revenue Service and the conclusions expressed therein may be challenged at a future date. If there is a disagreement, there can be no assurance that URSB Bancorp or United Roosevelt Bank would prevail in a judicial proceeding.

We have also received an opinion from Hamilton & Babitts, CPA to the effect that the New Jersey state income tax consequences are consistent with the federal income tax consequences.

The federal and state income tax opinions are exhibits to URSB Bancorp’s registration statement filed with the SEC.

Restrictions on Purchase or Transfer of Our Shares after the Conversion and Stock Offering

All shares of common stock purchased in the stock offering by a directors and certain officers of United Roosevelt, MHC, United Roosevelt Bancorp, United Roosevelt Savings Bank and URSB Bancorp generally may not be sold for a period of one year following the closing of the conversion and stock offering, except in the event of the death. For restricted shares, our transfer agent will be given notice of restrictions on transfer, and instructions will be issued to the effect that any transfer within this time period of record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split or otherwise with respect to the restricted stock will be similarly restricted. The directors and executive officers of URSB Bancorp also will be restricted by the insider trading rules pursuant to the Securities Exchange Act of 1934.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion and stock offering may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Federal Reserve Board or the New Jersey Department of Banking and Insurance, as may be required. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock, to purchases of our common stock to fund stock options by one or more stock-based benefit plans or to any of our tax-qualified employee stock benefit plans or nontax-qualified employee stock benefit plans, including any stock-based benefit plans.

Federal regulations prohibit URSB Bancorp from repurchasing its shares of common stock during the first year following conversion and stock offering unless compelling business reasons exist or to fund management recognition plans that have been ratified by stockholders (with regulatory approval) or tax-qualified employee stock benefit plans. In addition, the repurchase of shares of common stock is subject to Federal Reserve Board policy related to repurchases of shares by financial institution holding companies.

URSB CHARITABLE FOUNDATION, INC.

General

To further our commitment to our local community, our plan of conversion provides that we will establish a charitable foundation, named the URSB Charitable Foundation, Inc., as a non-stock, non-profit Delaware corporation in connection with the conversion and stock offering. We will fund it with shares of our common stock and cash, as further described below.

By further enhancing our visibility and reputation in our local community, we believe that the charitable foundation will enhance the long-term value of United Roosevelt Savings Bank’s community banking franchise. The conversion and stock offering presents a unique opportunity to provide a substantial and continuing benefit to our communities through the charitable foundation.

Purpose of the Charitable Foundation

In connection with the conversion and stock offering, we intend to contribute to the charitable foundation $200,000 in cash and 20,000 shares of our common stock (valued at $10.00 per share), for a total contribution of $400,000. The purpose of the charitable foundation is to provide financial support to charitable organizations in the communities in which we operate now and in the future and to enable our communities to share in our long-term growth. The charitable foundation will be dedicated completely to community activities and the promotion of charitable causes and may be able to support such activities in ways not presently available to us. It will also complement our ongoing obligations to the community under the Community Reinvestment Act. United Roosevelt Savings Bank received a “satisfactory” rating in both its most recent Community Reinvestment Act examination by the New Jersey Department of Banking and Insurance and by the FDIC.

Funding with shares of our common stock, in addition to cash, will also allow our communities to share in our potential growth and success after the conversion and stock offering is completed because the charitable foundation will benefit directly from any increases in the value of our shares of common stock. In addition, the charitable foundation will maintain close ties with United Roosevelt Savings Bank, forming a partnership within the communities in which United Roosevelt Savings Bank operates.

Structure of the Charitable Foundation

The charitable foundation has been incorporated under Delaware law as a non-stock, non-profit corporation. The charitable foundation’s certificate of incorporation provides that the charitable foundation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The certificate of incorporation further provides that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its members, directors or officers or to private individuals.

The charitable foundation is governed by a board of directors, initially consisting of Kenneth R. Totten and David Van Steyn, both executives of United Roosevelt Savings Bank, and one other individual who, as required by applicable regulations, is not one of our officers or directors and who has experience with local charitable organizations and grant making. As of the date of this prospectus, we have not selected the individual who satisfies these requirements. For five years after the completion of the conversion and stock offering, one seat on the charitable foundation’s board of directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our officers, directors or employees, and at least one seat on the charitable foundation’s board of directors will be reserved for one of United Roosevelt Savings Bank’s directors. Each of the charitable foundation’s directors will have one vote with regard to matters requiring board determination. On an annual basis, directors of the charitable foundation, who, pursuant to the non-stock bylaws of the charitable foundation serve as the members of the charitable foundation, nominate and elect the board members, each to serve for a one-year term. Stockholders of URSB Bancorp will have no nomination or voting rights with respect to the charitable foundation. Initially, board members will not be compensated for service on the board of the charitable foundation.

The charitable foundation’s board of directors will be responsible for establishing the charitable foundation’s grant and donation policies, consistent with the purposes for which it was established. As directors of a non-profit corporation, directors of the charitable foundation will at all times be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which it was established. The directors also will be responsible for directing the activities of the charitable foundation, including the management and voting of the shares of our common stock owned by the charitable foundation. However, as required by applicable regulations, all shares of our common stock owned by the charitable foundation must be voted in the same ratio as all other shares of our common stock on all proposals considered by our stockholders.

The charitable foundation’s initial place of business will be located at our corporate headquarters. The board of directors of the charitable foundation will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliate restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the respective regulations of the New Jersey Department of Banking and Insurance and the Federal Reserve Board, as applicable, governing transactions between United Roosevelt Savings Bank and the charitable foundation.

In addition to the initial cash contribution of $200,000, capital, in the form of cash, for the charitable foundation will come from:

(1)	any dividends that may be paid on our shares of common stock in the future;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; or

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the charitable foundation will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets.

Tax Considerations

We believe that the charitable foundation created for the above purposes should qualify as a Section 501(c)(3) exempt organization under the Internal Revenue Code and should be classified as a private foundation. The charitable foundation will submit a timely request to the Internal Revenue Service to be recognized as an exempt organization. As long as the charitable foundation files its application for tax-exempt status within 27 months after the last day of the month in which it was organized, and provided the Internal Revenue Service approves the application, its effective date as a Section 501(c)(3) organization will be the date of its organization.

URSB Bancorp and United Roosevelt Savings Bank are authorized by applicable state and federal law to make charitable contributions. We believe that the conversion and stock offering presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact to our stockholders of the contribution of shares of common stock to the charitable foundation.

We believe that our contribution of cash and shares of our common stock to the charitable foundation should not constitute an act of self-dealing and that we should be entitled to a federal tax deduction equal to the fair market value of the cash and stock at the time of the contribution. We are permitted to deduct for charitable purposes only an amount equal to 10% of our annual taxable income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to the charitable foundation. We estimate that at all levels of the offering range, the contribution should be deductible for federal tax purposes over the six-year period (i.e., the year in which the contribution is made and the succeeding five-year period). However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. In such event, our contribution would be expensed without a tax benefit, resulting in a reduction in earnings in the year in which the Internal Revenue Service makes such a determination. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. Any such decision to continue to make additional contributions to the charitable foundation in the future would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the charitable foundation.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 1.39%. The charitable foundation will be required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. It will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on Charitable Foundation

Applicable regulations require that, before our board of directors adopted the plan of conversion, the board of directors had to identify its members that will serve on the charitable foundation’s board of directors, and those directors could not participate in our board’s discussions concerning contributions to the charitable foundation, and could not vote on the portions of the plan of conversion relating to the establishment and funding of the charitable foundation. Our board of directors complied with this regulation in adopting the plan of conversion.

These applicable regulations of the Federal Reserve Board, the New Jersey Department of Banking and Insurance and the FDIC generally impose, and we have provided commitments to the Federal Reserve Board as part of our bank holding company application, the following additional requirements on the establishment of the charitable foundation:

•	our banking regulators may examine the charitable foundation at the charitable foundation’s expense;

•	the charitable foundation must comply with all supervisory directives imposed by our banking regulators;

•	the charitable foundation must provide annually to our banking regulators a copy of the annual report that the charitable foundation submits to the Internal Revenue Service;

•	the charitable foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy;

•	the charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code; and

•	the charitable foundation must vote its shares of our common stock in the same ratio as all of the other shares voted on each proposal considered by our stockholders.

Within six months of completing the conversion and stock offering, the charitable foundation must submit to our banking regulators a three-year operating plan, a conflicts of interest policy, the gift instrument, and its certificate of incorporation and bylaws.

RESTRICTIONS ON ACQUISITION OF URSB BANCORP, INC.

Although URSB Bancorp’s board of directors is not aware of any effort that might be made to obtain control of URSB Bancorp after the completion of the conversion and stock offering, the board of directors believes that it is appropriate to include certain provisions as part of URSB Bancorp’s articles of incorporation to protect the interests of URSB Bancorp and its stockholders from takeovers which our board of directors might conclude are not in the best interests of URSB Bancorp, its stockholders, or United Roosevelt Savings Bank.

The following discussion is a general summary of the material provisions of URSB Bancorp’s articles of incorporation and bylaws, Maryland corporate law and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the articles of incorporation and bylaws, reference should be made in each case to the document in question, each of which is part of United Roosevelt, MHC’s applications for approval of conversion filed with the New Jersey Department of Banking and Insurance and the Federal Reserve Board and URSB Bancorp’s bank holding application filed with the Federal Reserve Board and its registration statement filed with the SEC. See “Where You Can Find Additional Information.”

URSB Bancorp, Inc.’s Articles of Incorporation and Bylaws

The articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Therefore, it would take at least two annual elections to replace a majority of our directors. The bylaws establish qualifications for board members, including:

•	a prohibition on service as a director by a person who is a director, officer or a 10% shareholder of a competitor of United Roosevelt Savings Bank;

•	a prohibition on service as a director by a person (i) who has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one year under state or federal law, (ii) who is currently charged in an information, indictment or other complaint with the commission of or participation in such a crime, or (iii) against whom a financial or securities regulatory agency has, within the past ten years, issued a cease and desist, consent or other formal order, other than a civil money penalty, which order is subject to public disclosure by such agency;

•	a prohibition on service as a director by a person who is party to any agreement or understanding that (i) provides such person with material benefits that are contingent upon URSB Bancorp entering into a merger or similar transaction in which it is not the surviving entity, (ii) materially limits such person’s voting discretion with respect to URSB Bancorp’s strategic direction, or (iii) materially impairs such person’s ability to discharge his or her fiduciary duties with respect to the fundamental strategic direction of URSB Bancorp;

•	a requirement that any person proposed to serve as a director (other than the initial directors and other than directors who are also officers of URSB Bancorp or United Roosevelt Savings Bank) has maintained his or her principal residence for a period of at least one year immediately before his or her nomination or appointment to the Board of Directors within any county in which United Roosevelt Savings Bank has an office, or within any contiguous county to such county;

•	a prohibition on service as a director by a person who has lost more than one election for service as a director of URSB Bancorp; and

•	a prohibition on service by nominees or representatives (as defined in applicable Federal Reserve Board regulations) of another person who would not be eligible for service or of an entity the partners or controlling persons of which would not be eligible for service.

Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements apply to all stockholder business proposals and nominations and these requirements are in addition to any requirements under the federal securities laws.

Evaluation of Offers. The articles of incorporation provide that its board of directors, when evaluating a transaction that would or may involve a change in control of URSB Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of URSB Bancorp and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon URSB Bancorp’s stockholders, including stockholders, if any, who do not participate in the transaction;

•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, URSB Bancorp and its subsidiaries and on the communities in which it and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of URSB Bancorp;

•	whether a more favorable price could be obtained for URSB Bancorp’s stock or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of URSB Bancorp and its subsidiaries;

•	the future value of the stock or any other securities of URSB Bancorp or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•	the ability of URSB Bancorp to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally-insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Calling Special Meetings. The bylaws provide that special meetings of stockholders can be called by only the President, Chief Executive Officer, Chairperson of the board of directors, a majority of the total number of directors that URSB Bancorp would have if there were no vacancies on the board of directors, or the Secretary upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. The 10% limit shall not apply if, before the stockholder acquires shares in excess of the 10% limit, the acquisition is approved by a majority of the directors who are not affiliated with the holder and who were members of the board of directors prior to the time of the acquisition (or who were chosen to fill any vacancy of an otherwise unaffiliated director by a majority of the unaffiliated directors).

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights discussed above in “ – Limitation of Voting Rights”), voting together as a single class.

Stockholder Nominations and Proposals. The bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to URSB Bancorp at least 90 days before and not earlier than 100 days before the anniversary date of the proxy statement relating to the previous year’s annual meeting. However, if less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders and the date of the annual meeting is advanced by more than 30 days, or delayed by more than 30 days, from the anniversary date of the preceding year’s annual meeting then stockholders must submit written notice no later than 10 days following the day on which public disclosure of the date of the meeting is first made in a press release, in a document filed with the SEC or on a website maintained by URSB Bancorp or United Roosevelt Savings Bank.

Authorized but Unissued Shares. After the conversion and stock offering, URSB Bancorp will have authorized but unissued shares of common stock and preferred stock. See “Description of Capital Stock of URSB Bancorp, Inc.” URSB Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares. In addition, the articles of incorporation provide that a majority of the total number of directors that URSB Bancorp would have if there were no vacancies on the board of directors may, without action by the stockholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that URSB Bancorp has the authority to issue. In the event of a proposed merger, tender offer or other attempt to gain control of URSB Bancorp that the board of directors does not approve, it would be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of URSB Bancorp. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Except as provided under “ – Authorized but Unissued Shares,” above, regarding the amendment of the articles of incorporation by the board of directors to increase or decrease the number of shares authorized for issuance, or as otherwise allowed by law, any amendment to the articles of incorporation must be approved by our board of directors and also by two-thirds of the outstanding shares of our voting stock (or a majority of the outstanding shares of our voting stock if the amendment is approved by two-thirds of our board of directors); provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	The division of the board of directors into three staggered classes;

(iii)	The ability of the board of directors to fill vacancies on the board;

(iv)	The requirement that at least two-thirds of the voting power of the stockholders must vote to remove directors, and can only remove directors for cause;

(v)	The ability of the board of directors to amend and repeal the bylaws and the required stockholder vote to amend or repeal the bylaws;

(vi)	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire URSB Bancorp;

(vii)	The authority of the board of directors to provide for the issuance of preferred stock;

(viii)	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	The number of stockholders constituting a quorum or required for stockholder consent;

(x)	The provision regarding stockholder proposals and nominations;

(xi)	The indemnification of current and former directors and officers, as well as employees and other agents, by URSB Bancorp;

(xii)	The limitation of liability of officers and directors to URSB Bancorp for money damages; and

(xiii)	The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation set forth in (i) through (xii) of this list and the provisions related to amendment of the articles of incorporation.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the total number of directors that URSB Bancorp would have if there were no vacancies on the board of directors or by the stockholders by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors (after giving effect to the limitation on voting rights discussed above in “ – Limitation of Voting Rights”).

Maryland Corporate Law

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of a corporation’s voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of the corporation at any time after the date on which the corporation had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Banking Regulations

Federal regulations provide that, for a period of three years from the completion date of the conversion and stock offering, no person may, directly or indirectly, acquire or offer to acquire the beneficial ownership of more than 10% of any class of equity securities of URSB Bancorp without the prior written approval of the Federal Reserve Board. See also “Supervision and Regulation – Change in Control Regulations.”

Bank Holding Company Act

The Bank Holding Company Act, a federal statute, provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval before acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company. An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the Bank Holding Company Act is not subject to the notice requirements of the Change in Bank Control Act.

Accordingly, the prior approval of the Federal Reserve Board under the Bank Holding Company Act would be required before any bank holding company could acquire 5% or more of the common stock of URSB Bancorp and before any other company could acquire 25% or more of the common stock of URSB Bancorp.

Restrictions applicable to the operations of bank holding companies may also deter companies from seeking to obtain control of URSB Bancorp. See “Supervision and Regulation.”

DESCRIPTION OF CAPITAL STOCK OF URSB BANCORP, INC.

General

URSB Bancorp is authorized to issue 15,000,000 shares of common stock, par value of $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. URSB Bancorp expects to issue in the conversion and stock offering up to 2,032,500 shares of common stock (including the 20,000 shares expected to be issued to the charitable foundation) at the maximum of the offering range. URSB Bancorp will not issue any shares of preferred stock in the conversion and stock offering. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock according to the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and non-assessable.

The shares of common stock will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC, the Depositor Insurance Fund or any other government agency.

Common Stock

Dividends. URSB Bancorp may pay dividends on its common stock if, after giving effect to such distribution, (i) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (ii) its total assets exceed the sum of its liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If URSB Bancorp issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon consummation of the conversion and stock offering, the holders of common stock of URSB Bancorp will have exclusive voting rights in URSB Bancorp. They will elect the board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If URSB Bancorp issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Amendments to the articles of incorporation require a two-thirds stockholder vote in certain circumstances, and certain matters require an 80% stockholder vote.

As a stock savings bank, corporate powers and control of United Roosevelt Savings Bank are vested in its board of directors, who elect the officers of United Roosevelt Savings Bank and who fill any vacancies on the board of directors. Voting rights of United Roosevelt Savings Bank are vested exclusively in the owners of the shares of capital stock of United Roosevelt Savings Bank, which will be URSB Bancorp. Shares of United Roosevelt Savings Bank’s capital stock will be voted at the direction of URSB Bancorp’s board of directors. Consequently, the holders of the common stock of URSB Bancorp will not have direct control of United Roosevelt Savings Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of United Roosevelt Savings Bank, URSB Bancorp, as the holder of 100% of United Roosevelt Savings Bank’s capital stock, would be entitled to receive all assets of United Roosevelt Savings Bank available for distribution, after payment or provision for payment of all debts and liabilities of United Roosevelt Savings Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of URSB Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all the assets of URSB Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of URSB Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued unless preemptive rights are approved by the board of directors. The common stock is not subject to redemption.

Preferred Stock

No shares of URSB Bancorp’s authorized preferred stock will be issued as part of the conversion and stock offering. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and that could assist management in impeding an unfriendly takeover or attempted change in control.

Forum Selection for Certain Stockholder Lawsuits

URSB Bancorp’s articles of incorporation provide that, unless URSB Bancorp consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of URSB Bancorp to URSB Bancorp or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine will be conducted in a state or federal court located within the State of Maryland, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of URSB Bancorp shall be deemed to have received notice of, and have consented to, the exclusive forum provision of the articles of incorporation. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with URSB Bancorp and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both.

TRANSFER AGENT

The transfer agent and registrar for URSB Bancorp’s common stock is Pacific Stock Transfer Company, Las Vegas, Nevada.

EXPERTS

The consolidated financial statements of United Roosevelt, MHC and Subsidiaries at and for the years ended December 31, 2024 and 2023 have been included in this prospectus and in the registration statement in reliance upon the report of Wolf & Company, P.C., an independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

RP Financial has consented to the publication in this prospectus of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock of URSB Bancorp upon the completion of the conversion and stock offering and of its letters with respect to subscription rights and the liquidation accounts.

LEGAL AND TAX MATTERS

Luse Gorman, PC, Washington, D.C., special counsel to URSB Bancorp, United Roosevelt, MHC, United Roosevelt Bancorp and United Roosevelt Savings Bank, has issued to URSB Bancorp its opinion regarding the legality of the common stock and has issued to URSB Bancorp, United Roosevelt, MHC, United Roosevelt Bancorp and United Roosevelt Savings Bank its opinion regarding the federal income tax consequences of the conversion and stock offering. Luse Gorman, PC has consented to the references in this prospectus to its opinions. Hamilton & Babitts, CPA has issued to URSB Bancorp, United Roosevelt, MHC, United Roosevelt Bancorp and United Roosevelt Savings Bank its opinion regarding the New Jersey income tax consequences of the conversion and stock offering. Hamilton & Babitts, CPA has consented to the reference in this prospectus to its opinion. Certain legal matters will be passed upon for Janney Montgomery by Stevens & Lee, Philadelphia, Pennsylvania.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

URSB Bancorp has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by SEC rules and regulations, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report, which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC’s telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including URSB Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

United Roosevelt, MHC has filed applications for approval of conversion with the New Jersey Department of Banking and Insurance and the Federal Reserve Board. URSB Bancorp has filed a bank holding company application with the Federal Reserve Board. This prospectus omits certain information contained in those applications. The application for approval of conversion filed with the New Jersey Department of Banking and Insurance may be inspected, without charge, at its offices at 20 West State Street, Trenton, New Jersey, 08625. The application for approval of conversion and the bank holding company application, both filed with the Federal Reserve Board, is available on an expedited basis from the Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Copies of the plan of conversion and URSB Bancorp’s articles of incorporation and bylaws are available without charge from United Roosevelt Savings Bank at its main office.

In connection with the conversion and stock offering, URSB Bancorp will register its common stock under Section 12(b) of the Securities Exchange Act of 1934. Upon registration, URSB Bancorp and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934, subject to subsequent termination of such registration. URSB Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the completion of the conversion and stock offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF UNITED ROOSEVELT, MHC AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Statements of Financial Condition at September 30, 2025 (unaudited), December 31, 2024 and December 31, 2023	F-3

Consolidated Statements of Operations for the Nine Months Ended September 30, 2025 and 2024 (unaudited) and the Years Ended December 31, 2024 and 2023	F-4

Consolidated Statements of Comprehensive Income (Loss) for the Nine Months Ended September 30, 2025 and 2024 (unaudited) and the Years Ended December 31, 2024 and 2023	F-5

Consolidated Statements of Changes in Equity for the Nine Months Ended September 30, 2025 (unaudited) and the Years Ended December 31, 2024 and 2023	F-6

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2025 and 2024 (unaudited) and the Years Ended December 31, 2024 and 2023	F-7

Notes to the Consolidated Financial Statements	F-8

*   *   *

Separate financial statements for URSB Bancorp have not been included in this prospectus because it has not engaged in any significant business activities, has no significant assets, and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information is either not applicable or is included in the accompanying consolidated financial statements or related notes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of United Roosevelt MHC:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of United Roosevelt MHC and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Boston, Massachusetts

September 12, 2025

United Roosevelt MHC and Subsidiaries

Consolidated STATEMENTS OF FINANCIAL CONDITION

(In Thousands)

	September 30,	December 31,
	2025	2024	2023
	(unaudited)
Assets
Cash and due from banks	$1,671	$750	$543
Interest-bearing deposits	8,172	9,977	9,339

Cash and cash equivalents	9,843	10,727	9,882

Investment in certificates of deposit	996	4,296	1,245
Securities available-for-sale, at fair value	25,644	17,906	10,497
Securities held to maturity, net of allowance for credit losses of $85, $86, and $0, respectively (fair value of $13,702, $19,365 and $24,315 respectively)	14,040	20,082	25,405
Loans receivable, net of allowance for credit losses of $1,952, $1,363, and $1,478, respectively	282,601	248,025	221,544
Premises and equipment, net	2,568	2,757	2,956
Federal Home Loan Bank of New York stock, at cost	2,549	1,941	1,292
Atlantic Community Bankers Bank stock, at cost	80	80	80
Accrued interest receivable	1,422	1,270	1,131
Bank owned life insurance	6,962	5,730	4,608
Other assets	5,884	3,049	3,078

Total assets	$352,589	$315,863	$281,718

Liabilities and Equity

Liabilities:
Deposits	$272,710	$246,079	$232,156
Advance payments by borrowers for taxes and insurance	1,517	1,168	969
Borrowings	57,572	49,135	29,425
Other liabilities	1,691	1,138	1,379

Total liabilities	333,490	297,520	263,929

Equity:
Retained earnings	20,288	19,961	19,385
Accumulated other comprehensive loss	(1,189)	(1,618)	(1,596)

Total equity	19,099	18,343	17,789

Total liabilities and equity	$352,589	$315,863	$281,718

See accompanying notes to consolidated financial statements.

United Roosevelt MHC and Subsidiaries

Consolidated StatementS of OPERATIONS

(In Thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023

	(unaudited)
Interest and dividend income
Loans	$11,126	$9,184	$12,578	$9,298
Securities	957	838	1,160	1,069
Other earning assets	688	817	1,043	874

Total interest and dividend income	12,771	10,839	14,781	11,241

Interest expense
Deposits:
NOW and money market	861	1,177	1,551	1,032
Savings and club	56	18	44	180
Certificates of deposit	4,151	3,152	4,381	2,225
Borrowings	1,549	939	1,393	672

Total interest expense	6,617	5,286	7,369	4,109

Net interest income	6,154	5,553	7,412	7,132

Provision for credit losses	457	61	118	107

Net interest income after provision for credit losses	5,697	5,492	7,294	7,025

Non-interest income
Fees and service charges	140	133	169	125
Increase in cash surrender value of BOLI	119	83	122	100
Loss on sale of securities	(130)	(119)	(119)	-
Other	7	-	-	-

Total non-interest income	136	97	172	225

Non-interest expenses
Salaries and employee benefits	2,844	2,554	3,639	3,355
Occupancy expense	290	287	384	316
Equipment	800	668	915	742
Directors' compensation	169	190	256	221
Professional fees	366	410	523	576
Advertising	211	166	226	289
Federal insurance premium	254	188	288	186
Other	457	546	534	625

Total non-interest expenses	5,391	5,009	6,765	6,310

Net income before taxes	442	580	701	940

Income tax expense	115	122	125	220

Net income	$327	$458	$576	$720

See accompanying notes to consolidated financial statements.

United Roosevelt MHC and Subsidiaries

Consolidated StatementS of COMPREHENSIVE INCOME

(In Thousands)

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2025	2024	2024	2023

	(unaudited)
Net income	$327	$458	$576	$720

Other comprehensive income:
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains on available-for-sale securities	455	543	(42)	392
Reclassification adjustment for losses realized in income	130	119	119	-
Net unrealized gains	585	662	77	392
Tax effects	(156)	(98)	(24)	(109)
Net-of-tax amount	429	564	53	283

Defined benefit pension plans:
Gains (losses) arising during the period	-	-	(76)	178
Reclassification adjustment for gains and losses recognized in net periodic benefit cost	-	-	-	-
Reclassification adjustment for prior service costs recognized in net periodic benefit cost	-	-	-	-
Change in gains or losses and prior service costs	-	-	(76)	178
Tax effects	-	-	1	(30)
Net-of-tax amount	-	-	(75)	148

Total other comprehensive income (loss)	429	564	(22)	431

Comprehensive income	$756	$1,022	$554	$1,151

See accompanying notes to consolidated financial statements.

United Roosevelt MHC and Subsidiaries

Consolidated StatementS of CHANGES IN EQUITY

(In Thousands)

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2022	$18,800	$(2,027)	$16,773

Net income	720	-	720

Cumulative change in accounting principle (1)	(135)	-	(135)

Other comprehensive income	-	431	431

Balance, December 31, 2023	19,385	(1,596)	17,789

Net income	576	-	576

Other comprehensive loss	-	(22)	(22)

Balance, December 31, 2024	$19,961	$(1,618)	$18,343

Net income	327	-	327

Other comprehensive income	-	429	429

Balance, September 30, 2025 (unaudited)	$20,288	$(1,189)	$19,099

(1)	Represents adjustment needed to reflect the cumulative impact on retained earnings pursuant to the Company's adoption of Accounting Standards Update 2016-13. The adjustment presented includes $187,000 ($135,000, net of tax) attributable to the change in accounting methodology for estimating the allowance for credit losses related to loans.

See accompanying notes to consolidated financial statements.

United Roosevelt MHC and Subsidiaries

Consolidated StatementS of Cash flows

(IN Thousands)

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2025	2024	2024	2023

	(unaudited)
Cash flows from operating activities:
Net income	$327	$458	$576	$720

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provisions for credit losses	457	61	118	107
Depreciation of premises and equipment	202	203	272	222
Amortization (accretion) of deferred loan fees, net	195	(14)	(10)	(33)
Amortization (accretion) of premiums and discounts, net	(13)	(1)	(3)	7
Loss on sale of available for sale securities	130	119	119	-
Change to deferred income taxes	(227)	54	94	(53)
Increase in cash surrender value of bank owned life insurance	(119)	(83)	(122)	(100)
Net change in:
Accrued interest receivable	(152)	(186)	(139)	(410)
Other assets	(290)	236	(164)	(1,139)
Other liabilities	593	58	(298)	439

Net cash provided by (used in) operating activities	1,103	905	443	(240)

Cash flows from investing activities:
Purchase of investment securities available for sale	(11,784)	(4,603)	(9,972)	-
Purchase of investment securities held to maturity	-	(7,743)	(7,743)	(8,160)
Proceeds from sales of investment securities available for sale	1,870	1,373	1,373	-
Proceeds from maturities, calls and principal repayments of investment securities available for sale	2,639	535	1,143	913
Proceeds from maturities, calls and principal repayments of investment securities held to maturity	6,047	9,474	12,988	5,320
Purchases of certificates of deposit investments	-	(3,798)	(3,798)	(1,245)
Proceeds from maturity of CD investments	3,300	-	747	-
Purchases of new BOLI investments	(2,000)	(1,000)	(1,000)	-
Surrender of BOLI investments	887	-	-	-
Purchases of new annuity investments	(2,473)	-	-	-
Loan principal (originations) collections, net	(35,269)	(22,473)	(26,446)	(46,059)
Purchases of premises and equipment	(13)	(45)	(73)	(644)
Purchase of Federal Home Loan Bank of New York stock	(3,208)	(5,360)	(7,348)	(1,555)
Redemption of Federal Home Loan Bank of New York stock	2,600	4,607	6,699	632

Net cash used in investing activities	(37,404)	(29,033)	(33,430)	(50,798)

Cash flows from financing activities:
Net increase in deposits	26,631	17,389	13,923	11,611
Net change in FRB short term advances	(5,000)	-	5,000	-
Net change in FHLB short term advances	(2,000)	3,000	(8,000)	20,225
Proceeds from FHLB long term advances	31,112	13,500	22,185	11,500
Repayment of FHLB long term advances	(16,325)	(500)	(500)	(11,500)
Net proceeds from issuance of senior notes	650	500	1,025	1,750
Net proceeds from borrowers for taxes and insurance	349	284	199	184

Net cash provided by financing activities	35,417	34,173	33,832	33,770

Net change in cash and cash equivalents	(884)	6,045	845	(17,268)

Cash and cash equivalents, beginning of period	10,727	9,882	9,882	27,150

Cash and cash equivalents, end of period	$9,843	$15,927	$10,727	$9,882

Supplementary cash flows information Interest paid	$6,452	$5,169	$7,267	$3,961

Income taxes paid, net	$250	$248	$248	$415

See accompanying notes to consolidated financial statements.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

1. Organization

United Roosevelt MHC (the “MHC” or “Company”) is a mutual holding company. United Roosevelt Bancorp, Inc. (the “Bancorp”) is a Stock Holding Company and wholly-owned subsidiary of the MHC. United Roosevelt Savings Bank (the “Bank”) is a state-chartered stock savings bank and is a wholly-owned subsidiary of the Bancorp. United Roosevelt Securities Corp. (the “Investment Corp.”) is a wholly-owned subsidiary of the Bank. Currently, the only business activity of the MHC is to hold all of the outstanding stock of the Bancorp and the only business activity of the Bancorp is to hold all of the outstanding stock of the Bank. The Investment Corp. is a New Jersey investment company formed primarily to hold investments and mortgage-backed securities.

2. Summary of Significant Accounting Policies

Basis of the Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the MHC and its wholly owned subsidiaries, the Bancorp, the Bank and the Investment Corp. (collectively the “Company”), and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The interim consolidated financial statements at September 30, 2025 and for the nine months ended September 30, 2025 and 2024, respectively, are unaudited and reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Such adjustments are the only adjustments included in such interim consolidated financial statements. The results of operations for the nine months ended September 30, 2025 are not necessarily indicative of the results to be achieved for the remainder of 2025 or any other period.

Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financials and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits having original maturities of three months or less.

Investment in Certificates of Deposit

Certificates of deposit are held with other depository institutions, have maturities less than two years and are carried at cost.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Debt securities not classified as held to maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase discounts are recognized in interest income using the interest method over the terms of the securities. Purchase premiums are recognized in interest income using the interest method through the earliest call date. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Each reporting period, the Company evaluates all securities classified as available-for-sale with a decline in fair value below the amortized cost of the investment to determine whether or not an allowance for credit losses should be recorded. The Company first assesses if there is intent to sell, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through a provision for credit losses charged to earnings. For debt securities available for sale that the Company intends to hold, management evaluates whether the decline in fair value has resulted from credit losses or other factors. The Company considers both quantitative and qualitative factors in making this assessment. Credit loss is measured based on discounted cash flow analysis and recorded in a valuation allowance. The allowance is limited by the amount that the fair value is less than the amortized cost basis. Impairment that has not been recorded through an allowance for credit losses is recorded through other comprehensive income, net of applicable taxes. Changes in the allowance is recorded in the period of the change as credit loss expense (or reversal of credit loss expense).

The Company measures expected credit losses on held to maturity securities on a collective basis by major security type in accordance with the current expected credit loss (“CECL”) methodology.

Debt securities are placed on nonaccrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses, premiums on purchased loans, and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual lives of the loans. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method or a method that approximates such method.

The loans receivable portfolio is segmented into residential loans, commercial real estate loans, commercial and industrial loans, and consumer loans. Residential loans consist of 1-4 family mortgage loans, home equity term loans, and home equity lines of credit. Commercial real estate loans consist of mortgage loans, multi-family, and construction. Commercial and industrial loans consist of loans secured by other than real estate, unsecured loans, SBA/USDA guaranteed loans purchased, and loans acquired through Bankers Healthcare Group (BHG); the BHG loans are listed as their own category. Consumer loans consist of advances for taxes and insurance, loans secured by deposit accounts, and overdrafts.

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or when management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged to income in the current year. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six consecutive months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

As of September 30, 2025 and as of December 31, 2024 and 2023, the Company has not recorded loan servicing assets due to the immateriality of the amount that would have been capitalized.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Concentration of Risk

Financial instruments, which potentially subject the Company and its subsidiaries to concentrations of credit risk, consist of cash and cash equivalents, investment and mortgage-backed securities and loans. Cash and cash equivalents include amounts placed with highly rated financial institutions. Securities primarily include mortgage-backed securities, U.S. Government agency obligations, corporate bonds and subordinated debt. The Company’s lending activity is concentrated in loans collateralized by real estate primarily in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the State.

Current Expected Credit Loss (CECL)

The allowance for credit losses is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term). The allowance for credit losses on loans is established through a provision for credit losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses on loans is evaluated on a regular basis by management. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company uses a Weighted Average Remaining Maturity (“WARM”) method, incorporating historical loss data based on statistically derived economic variable loss drivers, to estimate expected credit losses. Management estimates the allowance for credit losses on loans using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. This process includes estimates which involve modeling loss projections attributable to existing loan balances, and considering historical experience, current conditions, and future expectations for segments of loans over a reasonable and supportable forecast period. The historical information is collected from a selection of peer banks and is derived from a combination of recessionary and non- recessionary performance periods for which data is available.

During the year ended December 31, 2024, the Company changed model providers for the WARM calculation due to a lack of ongoing support from the provider for the prior model. There were no material changes to the overall CECL methodology as a result of this change. There were no material changes to the CECL methodology during the nine months ended September 30, 2025.

Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider all of the following: the borrower’s creditworthiness, changes in lending policy and procedures, changes in nature and volume of the loan portfolio and in the terms of loans, changes in experience, ability and depth of lending management and staff, changes in the quality of the loan review system, changes in the value of underlying collateral for collateral-dependent loans, existence and effect of any concentration of credit and changes in the level of such concentrations, effect of other external forces such as competition, legal and regulatory requirements on the level of estimated credit losses in the existing portfolio, and the current and forecasted direction of the economic and business environment.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate – The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not generally grant loans that would be classified as subprime upon origination. The Company has 1st or 2nd lien position on property securing equity lines-of-credit. All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Commercial real estate – Loans in this segment are primarily income-producing properties throughout New Jersey. The underlying cash flows generated by the properties can be adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, could have an effect on the credit quality in this segment. Management obtains rent rolls annually and continually monitors the cash flows of these loans. This segment also includes construction loans which primarily include speculative real estate development loans for which payment is derived from sale of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

Commercial loans – Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, could have an effect on the credit quality in this segment. In addition, this segment includes a small portion of purchased loans guaranteed by the Small Business Administration (SBA) and/or the U.S. Department of Agriculture (USDA). Because these loans are guaranteed they are not allocated a general reserve; the Company has not experienced losses on such loans and management expects the guarantees will be effective, if necessary.

BHG Commercial Loans – Loans in this segment are commercial loans acquired from BHG Financial. BHG is a non-bank lender generating small business loans.

Consumer loans – Historically, loans in this segment are generally secured by certificates of deposit or savings accounts; this category also includes advances for taxes and insurance on respective loans. Beginning in 2025, we started purchasing consumer loans from Lending Club, Woodside Credit, and BHG which are unsecured.

Individually Evaluated Loans

Loans that do not have shared risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. For loans that are collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Allowance for Credit Losses – Off-Balance Sheet Credit Exposures

The Company has off-balance sheet financial instruments, which include commitments to extend credit, standby letters of credit and commercial letters of credit. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company’s allowance for credit losses on off-balance sheet credit exposures is recognized in other liabilities on the consolidated statements of financial condition, with adjustments to the reserve recognized in the provision for credit losses in the consolidated statements of operation. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Allowance for Uncollected Interest

The Company maintains an offsetting allowance for the loss of accrued interest receivable on loans where management has concluded that such interest may not be collectible. The related provision for uncollected interest is charged to interest income. Such interest ultimately collected is credited to income in the period of recovery.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Premises and Equipment

Premises and equipment are comprised of land, at cost, and building, building improvements, and furnishings and equipment, at cost, less accumulated depreciation. Depreciation charges are computed using the straight-line method over the following estimated useful lives:

Years

Buildings & improvements	10 - 40
Furnishings and equipment	3 - 10
Software	1 - 7

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repair expenses are charged to operations in the year incurred.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets are included in other assets and operating lease liabilities are included in other liabilities in the consolidated statements of financial condition. The Company does not have any finance leases.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company used the incremental borrowing rate, which is generally the Federal Home Loan Bank classic advance rate, based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset is net of lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For operating leases, lease expense is recognized on a straight-line basis over the lease term.

The Company adopted the lease guidance in 2023 as it did not have any material leases in prior years. The adoption did not result in any cumulative-effect adjustment to beginning retained earnings.

Federal Home Loan Bank of New York (“FHLB”) Stock

Federal law requires a member institution of the Federal Home Loan Bank system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula which is reviewed at least annually. The restricted stock is carried at cost.

Management evaluates the restricted stock for impairment. Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to the FHLB stock as of September 30, 2025 (unaudited) nor as of December 31, 2024 and 2023.

Atlantic Community Bankers Bank (“ACBB”) Stock

ACBB shareholders receive an annual dividend, as well as a monthly loyalty benefit, which offsets service charges. Institutions are not required to be shareholders, although shareholders receive additional benefits. Shareholder institutions may apply for a formal loan arrangement or an overnight Federal Funds Borrowing facility from ACBB (subject to underwriting and approval). In addition, shareholders receive preferential borrowing rates and priority funding on overnight Federal Funds borrowings. Management evaluates the stock for impairment. Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management believes no impairment charge is necessary related to the ACBB stock as of September 30, 2025 (unaudited), nor as of December 31, 2024 and 2023.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Real Estate Owned

Real estate owned is property acquired through foreclosure or deed in lieu of foreclosure. When property is acquired, it is initially recorded at fair value, less estimated costs to sell, at the date of foreclosure establishing a new cost basis. After acquisition, foreclosed properties are held for sale and carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker. Subsequent provisions for losses, which may result from the ongoing periodic valuations of these properties, are charged to income in the period in which they are identified. Carrying costs, such as maintenance and taxes, are charged to operating expenses as incurred. As of September 30, 2025 (unaudited), and as of December 31, 2024, and 2023, the Company had no real estate owned.

Bank Owned Life Insurance

Bank owned life insurance (“BOLI”) is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the net asset value is recorded as non-interest income. BOLI involves purchasing life insurance by the Company on an eligible employee or director. The Company is the owner and the Company and covered employee/director are the beneficiaries of the policies. The employee/director receive split payouts which applies only if death occurs while affiliated with the Company. The maximum payout to the employee/director is $100,000.

Income Taxes

The Company files a consolidated federal income tax return. Income taxes are allocated to the MHC and its subsidiaries based on the contribution of their income or use of their losses in the consolidated return. Separate state income tax returns are filed by the MHC and its subsidiaries.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the tax returns differ from those provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed, and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize all deferred tax assets.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with accounting guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation, no significant income tax uncertainties have been identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2024 and 2023 or the nine months ended September 30, 2025 (unaudited). The Company recognizes interest and penalties, if any, on unrecognized tax benefits in income taxes expense in the Consolidated Statement of Operations. There were no interest and penalties included in income tax expense for the years ended December 31, 2024 and 2023 or the nine months ended September 30, 2025 (unaudited). The tax years’ subject to examination by the taxing authorities are the years ended December 31, 2021, through 2024 for federal and the years ended December 31, 2021 through 2024, for New Jersey.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Interest Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to primarily make loans secured by real estate and to purchase securities. The potential for interest-rate risk exists as a result of the generally shorter duration of the Company’s interest-sensitive liabilities compared to the generally longer duration of its interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Company’s interest-sensitive assets and interest-bearing liabilities in order to measure its level of interest-rate risk and its plan for future volatility.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Retirement Plan

The compensation cost of an employee’s pension benefit is recognized on the projected unit credit method over the employee’s approximate service period. The aggregate cost method is utilized for funding purposes.

The Company accounts for its defined benefit pension plan using an actuarial model that allocates pension costs over the service period of employees in the plan. The Company accounts for the over-funded or under-funded status of its defined benefit plan as an asset or liability in its consolidated statements of financial condition and recognizes changes in the funded status in the year in which the changes occur through other comprehensive income or loss.

Other Comprehensive Income

The Company records unrealized gains and losses, net of deferred income taxes, on available-for-sale securities in accumulated other comprehensive income. Realized gains and losses, if any, are reclassified to non-interest income upon sale of the related securities or upon the recognition of an impairment loss. Other comprehensive income also includes benefit plan amounts recognized, net of tax, for transition obligations, prior service costs, and unrealized net actuarial gains and losses.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The components of accumulated other comprehensive loss included in equity are as follows:

	September 30,	December 31,
	2025 (unaudited)	2024	2023

	(In thousands) (In thousands)
Net unrealized loss on securities available-for-sale	$(637)	$(1,222)	$(1,299)
Tax effect	185	341	365

Net of tax amount	(452)	(881)	(934)

Benefit plan adjustments	(1,025)	(1,025)	(949)
Tax effect	288	288	287

Net of tax amount	(737)	(737)	(662)

Accumulated other comprehensive loss	$(1,189)	$(1,618)	$(1,596)

Reclassification

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncement

The Company adopted Accounting Standards Update 2023-07, Segment Reporting (Topic 280) – Improvement to Reportable Segment Disclosures on January 1, 2024. The Company has determined that all of its banking divisions and subsidiaries meet the aggregation criteria of ASC 280, Segment Reporting, as its current operating model is structured whereby banking divisions and subsidiaries serve a similar base of primarily commercial clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company’s Chief Executive Officer, who has been identified as the chief operating decision maker (“CODM”).

CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company’s consolidated statements of operations. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company’s consolidated statements of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures – Disaggregation of Income Statement Expenses (Subtopic 220-40). ASU 2024-03 requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 requires new financial statement disclosures in tabular form, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The prescribed categories include, among other things, employee compensation, depreciation, and intangible asset amortization. Additionally, entities must disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. ASU 2024-03 is effective January 1, 2026 and is not expected to have a significant impact on the Company’s financial statements.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

In November 2025, the FASB issued ASU 2025-08, Financial Instruments – Credit Losses (Topic 326): Purchased Loans. The amendments in this Update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is not expecting a significant impact on its financial statements as a result of this Update.

3. Securities Available-for-Sale

The carrying value and estimated fair value of securities available for sale are presented below by contractual final maturity. Actual maturities may differ from below as the loans underlying some securities are subject to prepayment and regular monthly principal repayment.

	September 30, 2025 (unaudited)
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value

	(In thousands)
Mortgage-Backed Securities:
Due after one through five years	$2	$-	$-	$2
Due after ten years	4,328	29	579	3,778
	4,330	29	579	3,780
CMO:
Due after one through five years	585	-	2	583
Due after ten years	12,650	142	-	12,792
	13,235	142	2	13,375
Corporate Bonds:
Due after one through five years	1,000	-	56	944
Due after five through ten years	500	8	-	508
	1,500	8	56	1,452
Agency Securities
Due after one through five years	2,000	-	129	1,871
	2,000	-	129	1,871
Small Business Administration:
Due after ten years	5,216	-	50	5,166
	$26,281	$179	$816	$25,644

The age of unrealized losses and fair value of related securities available-for-sale were as follows:

	September 30, 2025 (unaudited)
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)
Mortgage-Backed Securities	$-	$-	$2,686	$579	$2,686	$579
CMO	-	-	583	2	583	2
Corporate Bonds	-	-	944	56	944	56
Agency Securities	-	-	1,871	129	1,871	129
Small Business Admin.	1,520	12	3,646	38	5,166	50

	$1,520	$12	$9,730	$804	$11,250	$816

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	December 31, 2024
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value

	(In thousands)
Mortgage-Backed Securities:
Due within one year	$1	$-	$-	$1
Due after one through five years	4	-	-	4
Due after ten years	3,473	-	713	2,760
	3,478	-	713	2,765
CMO:
Due after one through five years	597	-	2	595
Due after ten years	4,190	-	23	4,167
	4,787	-	25	4,762
Corporate Bonds:
Due after one through five years	2,000	-	153	1,847
	2,000	-	153	1,847
Agency Securities
Due after one through five years	3,000	-	281	2,719
	3,000	-	281	2,719
Small Business Administration:
Due after ten years	5,863	-	50	5,813
	$19,128	$-	$1,222	$17,906

The age of unrealized losses and fair value of related securities available-for-sale were as follows:

	December 31, 2024
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)
Mortgage-Backed Securities	$-	$-	$2,762	$713	$2,762	$713
CMO	3,290	23	595	2	3,885	25
Corporate Bonds	-	-	1,847	153	1,847	153
Agency Securities	-	-	2,719	281	2,719	281
Small Business Admin.	5,812	50	-	-	5,812	50

	$9,102	$73	$7,923	$1,149	$17,025	$1,222

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	December 31, 2023
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value

	(In thousands)
Mortgage-Backed Securities:
Due after one through five years	$19	$-	$-	$19
Due after five through ten years	3	-	-	3
Due after ten years	3,741	-	647	3,094
	3,763	-	647	3,116
CMO:
Due after one through five years	611	-	5	606
	611	-	5	606
Corporate Bonds:
Due after one through five years	2,000	-	203	1,797
	2,000	-	203	1,797
Agency Securities
Due after one through five years	4,485	-	448	4,037
	4,485	-	448	4,037
Small Business Administration:
Due after ten years	937	4	-	941
	$11,796	$4	$1,303	$10,497

The age of unrealized losses and fair value of related securities available-for-sale were as follows:

	December 31, 2023
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)
Mortgage-Backed Securities	$-	$-	$3,109	$647	$3,109	$647
CMO	-	-	606	5	606	5
Corporate Bonds	-	-	1,797	203	1,797	203
Agency Securities	-	-	4,037	448	4,037	448

	$-	$-	$9,549	$1,303	$9,549	$1,303

For the nine-months ended September 30, 2025 (unaudited), proceeds from sales of securities available for sale amounted to $1,870,000. Gross realized losses amounted to $130,000. There were no gains realized on any sales during this nine-month period.

For the year ended December 31, 2024, proceeds from sales of securities available for sale amounted to $1,373,000. Gross realized losses amounted to $119,000. There were no gains realized on any sales in 2024.

For the year ended December 31, 2023, there were no sales of securities available-for-sale.

At September 30, 2025 (unaudited), sixteen AFS debt securities had unrealized losses with aggregate depreciation of 6.8% from the Company’s amortized cost basis.

At December 31, 2024, twenty-five AFS debt securities had unrealized losses with aggregate depreciation of 6.4% from the Company’s amortized cost basis.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Management does not believe that any individual unrealized loss at September 30, 2025, nor at December 31, 2024 and 2023 represent a credit-related unrealized loss. Management believes that all unrealized losses are due to changes in interest rates.

Management does not intend to sell these securities and it is not more-likely-than-not that the Company would be required to sell the securities reflected in the above tables prior to full recovery of fair value to a level which equals or exceeds amortized cost. All mortgage-backed securities are issued by U.S. Government sponsored entities and are collateralized by residential mortgages.

Allowance for Credit Losses – Available for Sale Securities

Available for sale securities which are guaranteed by government agencies do not currently have an allowance for credit loss as the Company determined these securities are either backed by the full faith and credit of the U.S. government and/or there is an unconditional commitment to make interest payments and to return the principal investment in full to investors when a debt security reaches maturity. In assessing the Company's investments in government-sponsored and U.S. government guaranteed mortgage-backed securities and government-sponsored enterprise obligations, the contractual cash flows of these investments are guaranteed by the respective government-sponsored enterprise. Accordingly, it is expected that the securities would not be settled at a price less than the par value of the Company's investments. The Company will evaluate this position no less than annually, however, certain items which may cause the Company to change this methodology include legislative changes that remove a government-sponsored enterprise’s ability to draw funds from the U.S. government, or legislative changes to housing policy that reduce or eliminate the U.S. government’s implicit guarantee on such securities. There were no allowance for credit losses established on available for sale debt securities during the nine months ended September 30, 2025 (unaudited), nor for the years ended December 31, 2024 or 2023.

4. Securities HELD TO MATURITY

The carrying value and estimated fair value of securities held to maturity are presented below by contractual final maturity. Actual maturities may differ from below as the loans underlying some securities are subject to prepayment and regular monthly principal repayment.

	September 30, 2025 (unaudited)
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value

	(In thousands)
Mortgage-Backed Securities:
Due after ten years	$875	$26	$-	$901
	875	26	-	901
Corporate Bonds:
Due after one through five years	2,960	-	114	2,846
Due after five through ten years	4,455	52	166	4,341
	7,415	52	280	7,187
Agency Securities
Due within one year	4,750	-	76	4,674
Due after one through five years	1,000	-	60	940
	5,750	-	136	5,614

	$14,040	$78	$416	$13,702

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	December 31, 2024
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value

	(In thousands)
Mortgage-Backed Securities:
Due after ten years	$918	$1	$3	$916
	918	1	3	916
Corporate Bonds:
Due after one through five years	2,464	-	183	2,281
Due after five through ten years	4,950	34	240	4,744
	7,414	34	423	7,025
Agency Securities
Due within one year	5,750	-	62	5,688
Due after one through five years	6,000	-	264	5,736
	11,750	-	326	11,424

	$20,082	$35	$752	$19,365

	December 31, 2023
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value

	(In thousands)
Corporate Bonds:
Due within one five	$1,995	$-	$35	$1,960
Due after one through five years	2,500	-	291	2,209
Due after five through ten years	4,000	-	159	3,841
	8,495	-	485	8,010
Municpal Bonds
Due within one year	160	1	-	161
	160	1	-	161
Agency Securities
Due within one five	5,000	-	2	4,998
Due after one through five years	11,750	-	604	11,146
	16,750	-	606	16,144
	$25,405	$1	$1,091	$24,315

At September 30, 2025 (unaudited), U.S. Government obligations with a carrying value of $21,162,000 were pledged to secure public deposits.

At December 31, 2024 and 2023, U.S. Government obligations with a carrying value of $21,959,000 and $16,666,000, respectively, were pledged to secure public deposits.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Allowance for Credit Losses – Securities Held to Maturity

Held to maturity securities which are issued by the United States Treasury or are guaranteed by government agencies do not currently have an allowance for credit loss as the Company determined these securities are either backed by the full faith and credit of the U.S. government and/or there is an unconditional commitment to make interest payments and to return the principal investment in full to investors when a debt security reaches maturity. In assessing the Company’s investments in government-sponsored and U.S. government guaranteed mortgage-backed securities and government-sponsored enterprise obligations, the contractual cash flows of these investments are guaranteed by the respective government-sponsored enterprise. Accordingly, it is expected that the securities would not be settled at a price less than the par value of the Company’s investments. The Company will evaluate this position no less than annually, however, certain items which may cause the Company to change this methodology include legislative changes that remove a government-sponsored enterprise’s ability to draw funds from the U.S. government, or legislative changes to housing policy that reduce or eliminate the U.S. government’s implicit guarantee on such securities. Any expected credit losses on held to maturity securities would be presented as an allowance for credit loss.

The following table summarizes the activity in the allowance for credit losses for debt securities held to maturity by security type for the periods ended September 30, 2025 (unaudited), December 31, 2024 and December 31, 2023:

	Corporate Bonds	Total

	(In thousands)
Balance at December 31, 2022	$-	$-
Cumulative effect of change in accounting principle	-	-
Provision (reversal) for credit losses	-	-
Balance at December 31, 2023	-	-
Provision (reversal) for credit losses	86	86
Balance at December 31, 2024	86	86
Provision (reversal) for credit losses	(1)	(1)
Balance at September 30, 2025 (unaudited)	$85	$85

5. LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

	September 30,	December 31,
	2025 (unaudited)	2024	2023

	(In thousands)
Residential real estate	$133,334	$111,556	$90,768
Commercial real estate	87,990	86,876	83,371
Commercial and industrial	9,477	10,890	9,378
BHG loans	35,341	39,073	38,758
Consumer loans	16,941	137	68

Total loans	283,083	248,532	222,343

Allowance for credit losses on loans	(1,952)	(1,363)	(1,478)
Premiums on loans purchased	374	23	23
Deferred loan fees, net	1,096	833	656

	(482)	(507)	(799)

Net loans	$282,601	$248,025	$221,544

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The Company grants loans to its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. Activity in such loans for the nine months ended September 30, 2025 (unaudited), and the years ended December 31, 2024 and 2023 is as follows:

	September 2025 (unaudited)	2024	2023

	(In thousands)
Balance, beginning	$680	$707	$735
Loans originated	-	-	-
Collection of principal	(21)	(27)	(28)

Balance, ending	$659	$680	$707

The following tables summarize the activity in the allowance for credit losses by loan class and information in regard to the allowance for credit losses and the recorded investment in loans receivable by loan class as of September 30, 2025 (unaudited), and December 31, 2024 and 2023:

	Nine Months Ended September 30, 2025 (unaudited)
	Allowance for Credit Losses on Loans
	Beginning	Charge-		Provisions	Ending
	Balance	offs	Recoveries	(Credits)	Balance

	(In thousands)
Residential	$142	$-	$-	$577	$719
Commercial real estate	1,034	-	-	(413)	621
Commercial and industrial	90	-	90	(113)	67
BHG Commercial loans	97	-	-	(81)	16
Consumer	-	-	-	529	529
Unallocated	-	-	-	-	-

	$1,363	$-	$90	$499	$1,952

	Nine Months Ended September 30, 2024 (unaudited)
	Allowance for Credit Losses on Loans
	Beginning	Charge-		Provisions	Ending
	Balance	offs	Recoveries	(Credits)	Balance

	(In thousands)
Residential	$788	$-	$-	$(607)	$181
Commercial real estate	438	-	-	505	943
Commercial and industrial	24	-	-	108	132
BHG Commercial loans	136	-	-	(37)	99
Consumer	15	-	-	(15)	-
Unallocated	77	-	-	(77)	-

	$1,478	$-	$-	$(123)	$1,355

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	Year Ended December 31, 2024
	Allowance for Credit Losses on Loans
	Beginning	Charge-		Provisions	Ending
	Balance	offs	Recoveries	(Credits)	Balance
	(In thousands)
Residential	$788	$-	$-	$(646)	$142
Commercial real estate	438	-	-	596	1,034
Commercial and industrial	24	(90)	-	156	90
BHG loans	136	-	-	(39)	97
Consumer	15	-	-	(15)	-
Unallocated	77	-	-	(77)	-
	$1,478	$(90)	$-	$(25)	$1,363

	Year Ended December 31, 2023
	Allowance for Credit Losses on Loans
	Beginning	Charge-	CECL	Provisions	Ending
	Balance	offs. net	Adoption	(Credits)	Balance
	(In thousands)
Residential	$584	$-	$97	$107	$788
Commercial real estate	331	-	102	5	438
Commercial and industrial	-	-	-	24	24
BHG loans	231	-	-	(95)	136
Consumer	38	-	(12)	(11)	15
Unallocated	-	-	-	77	77
	$1,184	$-	$187	$107	$1,478

The following tables summarize the activity in the allowance for credit losses by all credit categories as of and for the nine months ended September 30, 2025 and 2024 (unaudited), and the years ended December 31, 2024 and 2023:

	September 30, 2025 (unaudited)
	Loans Receivable	Unfunded Loan Commitments	Debt Securities (HTM)	Aggregate ACL
	(In thousands)
Beginning balance	$1,363	$57	$86	$1,506
Provisions, net of credit adjustments	499	(41)	(1)	457
Charge-offs, net of recoveries	90	-	-	90

Ending balance	$1,952	$16	$85	$2,053

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	September 30, 2024 (unaudited)
	Loans Receivable	Unfunded Loan Commitments	Debt Securities (HTM)	Aggregate ACL
	(In thousands)
Beginning balance	$1,478	$-	$-	$1,478
Provisions, net of credit adjustments	(123)	74	110	61
Charge-offs, net of recoveries	-	-	-	-

Ending balance	$1,355	$74	$110	$1,539

	December 31, 2024
	Loans Receivable	Unfunded Loan Commitments	Debt Securities (HTM)	Aggregate ACL
	(In thousands)
Beginning balance	$1,478	$-	$-	$1,478
Provisions, net of credit adjustments	(25)	57	86	118
Charge-offs, net of recoveries	(90)	-	-	(90)

Ending balance	$1,363	$57	$86	$1,506

	December 31, 2023
	Loans Receivable	Unfunded Loan Commitments	Debt Securities (HTM)	Aggregate ACL
	(In thousands)
Beginning balance	$1,184	$-	$-	$1,184
Provisions, net of credit adjustments	107	-	-	107
CECL Adoption	187	-	-	187
Charge-offs, net of recoveries	-	-	-	-

Ending balance	$1,478	$-	$-	$1,478

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of September 30, 2025 (unaudited), and December 31, 2024 and 2023. Residential real estate and consumer loans are grouped as performing or nonperforming based on accrual status and retail credit guidance. Gross write-offs for the nine months ended September 30, 2025 (unaudited) and the years ended December 31, 2025 and 2024 are also presented in the tables below.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

As of September 30, 2025
Loans By Risk Rating by Origination Year
	2025 YTD	2024	2023	2022	2021	2020	Prior	Total
Rating:	(In thousands)
Residential real estate:
Performing	$28,517	$31,931	$27,523	$9,088	$10,978	$4,748	$20,505	$133,290
Nonperforming	-	-	44	-	-	-	-	44
Total	$28,517	$31,931	$27,567	$9,088	$10,978	$4,748	$20,505	$133,334
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

Commercial real estate:
Pass	$4,462	$12,105	$11,094	$23,945	$19,051	$6,861	$8,594	$86,112
Special mention	-	843	-	-	-	-	-	843
Substandard	-	-	63	963	9	-	-	1,035
Total	$4,462	$12,948	$11,157	$24,908	$19,060	$6,861	$8,594	$87,990
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

C&I - Bankers Health Group:
Pass	$6,445	$9,458	$7,641	$7,202	$816	$837	$351	$32,750
Substandard	-	64	495	1,414	168	357	93	2,591
Total	$6,445	$9,522	$8,136	$8,616	$984	$1,194	$444	$35,341
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

C&I - Other:
Pass	$3,750	$2,503	$1,663	$386	$1,175	$-	$-	$9,477
Substandard	-	-	-	-	-	-	-	-
Total	$3,750	$2,503	$1,663	$386	$1,175	$-	$-	$9,477
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

Consumer:
Performing	$16,837	$60	$-	$-	$-	$-	$44	$16,941
Nonperforming	-	-	-	-	-	-	-	-
Total	$16,837	$60	$-	$-	$-	$-	$44	$16,941
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

Grand Total	$60,011	$56,964	$48,523	$42,998	$32,197	$12,803	$29,587	$283,083
Current period gross write-off0s	$-	$-	$-	$-	$-	$-	$-	$-

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

As of December 31, 2024
Loans By Risk Rating by Origination Year
	2024	2023	2022	2021	2020	2019	Prior	Total
Rating:	(In thousands)
Residential real estate:
Performing	$32,585	$28,919	$9,703	$12,199	$5,201	$3,198	$18,962	$110,767
Nonperforming	532	-	-	-	-	129	128	789
Total	$33,117	$28,919	$9,703	$12,199	$5,201	$3,327	$19,090	$111,556
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

Commercial real estate:
Pass	$10,742	$13,429	$24,386	$19,596	$7,004	$2,779	$6,472	$84,408
Special Mention	-	886	-	602	-	-	-	1,488
Substandard	-	-	980	-	-	-	-	980
Total	$10,742	$14,315	$25,366	$20,198	$7,004	$2,779	$6,472	$86,876
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

C&I - Bankers Health Group:
Pass	$12,261	$10,000	$10,273	$1,433	$1,564	$489	$312	$36,332
Substandard	91	1,008	1,084	58	311	144	45	2,741
Total	$12,352	$11,008	$11,357	$1,491	$1,875	$633	$357	$39,073
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

C&I - Other:
Pass	$3,482	$2,802	$463	$1,391	$-	$1,494	$753	$10,385
Special Mention	-	423	-	-	-	-	-	423
Substandard	-	82	-	-	-	-	-	82
Total	$3,482	$3,307	$463	$1,391	$-	$1,494	$753	$10,890
Current period gross write-offs	$-	$90	$-	$-	$-	$-	$-	$90

Consumer:
Performing	$86	$-	$-	$-	$-	$51	$-	$137
Nonperforming	-	-	-	-	-	-	-	-
Total	$86	$-	$-	$-	$-	$51	$-	$137
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

Grand Total	$59,779	$57,549	$46,889	$35,279	$14,080	$8,284	$26,672	$248,532
Current period gross write-offs	$-	$90	$-	$-	$-	$-	$-	$90

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

As of December 31, 2023
Loans By Risk Rating by Origination Year
	2023	2022	2021	2020	2019	2018	Prior	Total
Rating:	(In thousands)
Residential real estate:
Performing	$34,035	$10,944	$13,792	$5,460	$3,463	$2,802	$20,272	$90,768
Nonperforming	-	-	-	-	-	-	-	-
Total	$34,035	$10,944	$13,792	$5,460	$3,463	$2,802	$20,272	$90,768
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

Commercial real estate:
Pass	$12,612	$29,672	$22,298	$7,189	$2,958	$1,556	$6,084	$82,369
Substandard	-	1,002	-	-	-	-	-	1,002
Total	$12,612	$30,674	$22,298	$7,189	$2,958	$1,556	$6,084	$83,371
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

C&I - Bankers Health Group:
Pass	$16,423	$14,796	$2,597	$2,323	$860	$343	$359	$37,701
Substandard	81	366	273	182	64	-	91	1,057
Total	$16,504	$15,162	$2,870	$2,505	$924	$343	$450	$38,758
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

C&I - Other:
Pass	$2,729	$817	$2,669	$-	$1,557	$1,303	$-	$9,075
Special Mention	303	-	-	-	-	-	-	303
Total	$3,032	$817	$2,669	$-	$1,557	$1,303	$-	$9,378
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

Consumer:
Performing	$7	$-	$-	$-	$61	$-	$-	$68
Nonperforming	-	-	-	-	-	-	-	-
Total	$7	$-	$-	$-	$61	$-	$-	$68
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

Grand Total	$66,190	$57,597	$41,629	$15,154	$8,963	$6,004	$26,806	$222,343
Current period gross write-offs	$-	$-	$-	$-	$-	$-	$-	$-

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of September 30, 2025 (unaudited), and as of December 31, 2024 and 2023:

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	September 30, 2025 (unaudited)
							Loans
							Receivable
			Greater			Total	>90 Days
	30-59 Days	60-89 Days	Than	Total		Loans	and
	Past Due	Past Due	90 Days	Past Due	Current	Receivables	Accruing
	(In thousands)
Residential	$-	$-	$-	$-	$133,334	$133,334	$-
Commercial real estate	72	-	-	72	87,918	87,990	-
Commercial and industrial	-	-	-	-	9,477	9,477	-
BHG loans	-	-	-	-	35,341	35,341	-
Consumer	-	30	-	30	16,911	16,941	-
	$72	$30	$-	$102	$282,981	$283,083	$-

	December 31, 2024
							Loans
							Receivable
			Greater			Total	>90 Days
	30-59 Days	60-89 Days	Than	Total		Loans	and
	Past Due	Past Due	90 Days	Past Due	Current	Receivables	Accruing
	(In thousands)
Residential	$796	$-	$129	$925	$110,631	$111,556	$-
Commercial real estate	-	-	-	-	86,876	86,876	-
Commercial and industrial	98	-	-	98	10,792	10,890	-
BHG loans	-	-	-	-	39,073	39,073	-
Consumer	-	-	-	-	137	137	-
	$894	$-	$129	$1,023	$247,509	$248,532	$-

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	December 31, 2023
							Loans
							Receivable
			Greater			Total	>90 Days
	30-59 Days	60-89 Days	Than	Total		Loans	and
	Past Due	Past Due	90 Days	Past Due	Current	Receivables	Accruing
	(In thousands)
Residential	$-	$-	$-	$-	$90,768	$90,768	$-
Commercial real estate	-	-	-	-	83,371	83,371	-
Commercial and industrial	90	-	-	90	9,288	9,378	-
BHG loans	-	-	-	-	38,758	38,758	-
Consumer	-	-	-	-	68	68	-
	$90	$-	$-	$90	$222,253	$222,343	$-

At September 30, 2025, there were two loans in non-accrual status totaling $114,000 (unaudited); one of the loans (totaling $44,000) is not included in the above table because it was current as of September 30, 2025, however continued payment performance is required in order to return the loan to accrued status (unaudited).

At December 31, 2024, there were four loans in non-accrual status totaling $868,000. There were no loans on non-accrual at December 31, 2023.

The following table presents information regarding non-accrual loans:

	September 30, 2025 (unaudited)
	Non-accrual Loans with Allowance for	Non-accrual Loans without Allowance for	Total Loans on
	Credit Loss	Credit Loss	Non-accrual
	(In thousands)
Residential	$-	$44	$44
Commercial real estate	-	63	63
Commercial and industrial	-	-	-
BHG loans	-	-	-
Consumer	-	-	-
	$-	$107	$107

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	December 31, 2024
	Non-accrual Loans	Non-accrual Loans	Total Loans
	with Allowance for	without Allowance for	on
	Credit Loss	Credit Loss	Non-accrual
	(In thousands)
Residential	$-	$789	$789
Commercial real estate	-	-	-
Commercial and industrial	-	79	79
BHG loans	-	-	-
Consumer	-	-	-
	$-	$868	$868

Modified Loans

Occasionally, the Company will modify the contractual terms of loans to a borrower experiencing financial difficulties as a way to mitigate loss, proactively work with borrowers financial difficulty, or to comply with regulations regarding the treatment of certain bankruptcy ﬁling and discharge situations. Typically, such modifications may consist of a reduction in interest rate to a below market rate, taking into account the credit quality of the note, extension of additional credit based on receipt of adequate collateral, or a deferment or reduction of payments (principal or interest) which materially alters the Company's position or significantly extends the note's maturity date, such that the present value of cash flows to be received is materially less than those contractually established at the loan's origination.

When principal forgiveness is provided, the amount forgiven is charged-off against the allowance for credit losses on loans. Total modified loans as of September 30, 2025 and 2024 (unaudited), and as of December 31, 2024 and 2023, were $871,000, $569,000, $845,000, and $64,000, respectively. There were no modified loans that defaulted during the nine months ended September 30, 2025 (unaudited) or the years ended December 31, 2024 or 2023.

UNITED ROOSEVELT MHC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) AND DECEMBER 31, 2024 AND 2023

6. PREMISES AND EQUIPMENT

	September 30,	December 31,
	2025 (unaudited)	2024	2023
	(In thousands)
Land	$194	$194	$194

Buildings and improvements	3,213	3,213	3,122
Accumulated depreciation	(1,465)	(1,392)	(1,299)

	1,748	1,821	1,823

Furnishings and equipment	1,933	1,919	1,954
Accumulated depreciation	(1,321)	(1,199)	(1,030)

	612	720	924

Software	291	291	275
Accumulated depreciation	(277)	(269)	(260)

	14	22	15

	$2,568	$2,757	$2,956

Depreciation expense for the nine months ended September 30, 2025 and 2024 (unaudited) amounted to $202,000 and $203,000, respectively.

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $272,000 and $222,000, respectively.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

7. LEASES

During 2023, the Company entered into an operating lease agreement for its branch location. This lease has a lease term of seven years and an option to extend the lease for up to five years. This option has not been included in the lease term as it was determined that it was not reasonably certain that the Company will exercise the option. The Company does not have any material short-term leases. The right-of-use (ROU) asset and related liability are included in other assets and other liabilities in the Consolidated Statements of Financial Condition.

	September 30,	December 31,
	2025 (unaudited)	2024	2023
	(Dollars in thousands)
Operating cash flow from operational leases	$59	$78	$59
Weighted average remaining lease term (in years)	4.4	5.2	6.2
Weighted average discount rate	3.96%	3.96%	3.96%

Maturity of the lease liability is as follows:

	September 30,	December 31,
	2025 (unaudited)	2024	2023
	(In thousands)
2024	$-	$-	$78
2025	20	78	78
2026	78	78	78
2027	78	78	78
2028	78	78	78
2029	78	78	78
2030	13	13	13

Total lease payments	345	403	481
less imputed interest	(29)	(39)	(55)
Lease liability	$316	$364	$426

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

8. DEPOSITS

	September 30,	December 31,
	2025 (unaudited)	2024	2023
	(In thousands)
Interest checking	$57,825	$65,629	$71,413
Non-Interest checking	8,319	5,734	2,902
Money market	14,655	17,389	19,914
Savings and club	22,454	25,965	26,153
Total non-certificate accounts	103,253	114,717	120,382

Certificates of deposit (1)	169,457	131,362	111,774

Total deposits	$272,710	$246,079	$232,156

(1) Included in certificates of deposit are brokered deposits that amounted to $58,841,000, $55,547,000, and $42,151,000, at September 30, 2025 (unaudited), December 31, 2024 and 2023, respectively.

Certificates of deposit with balances of more than $250,000 totaled approximately $93,478,000, $72,987,000, and $57,783,000, at September 30, 2025 (unaudited), December 31, 2024 and 2023, respectively.

The scheduled maturities of certificates of deposit were as follows:

	September 30,		December 31,
	2025 (unaudited)		2024		2023
Maturity	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
2024	$-	0.00%	$-	0.00%	$43,570	3.02%
2025	28,515	3.86%	73,536	3.95%	19,101	2.69%
2026	88,964	3.32%	25,302	1.79%	22,420	1.58%
2027	23,683	3.61%	14,149	3.37%	14,500	3.30%
2028	13,428	4.35%	10,172	4.46%	10,183	4.46%
2029	6,886	4.47%	6,203	4.50%	-	0.00%
2030	3,981	4.02%	-	0.00%	-	0.00%
2033	-	0.00%	2,000	5.45%	2,000	5.45%
2035	4,000	4.10%	-	0.00%	-	0.00%
	$169,457	3.61%	$131,362	3.56%	$111,774	2.89%

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

9. BORROWINGS

	September 30,		December 31,
	2025 (unaudited)		2024		2023
		Weighted Average		Weighted Average		Weighted Average
	Amount	Rate	Amount	Rate	Amount	Rate
Federal Home Loan Bank	(In thousands)
Fixed Rate Advances:
Overnight borrowing	$-	0.00%	$2,000	4.69%	$10,000	5.61%
2024	-	0.00%	-	0.00%	500	1.04%
2025	7,000	4.49%	8,325	3.99%	3,325	2.96%
2026	9,000	4.06%	4,000	4.00%	4,000	4.00%
2027	7,686	4.08%	6,685	3.84%	-	0.00%
2028	8,111	3.89%	6,500	3.84%	6,500	3.84%
2029	5,000	4.01%	5,000	4.01%	-	0.00%
2030	7,000	3.71%	-	0.00%	-	0.00%
2034	1,000	3.42%	3,500	3.18%	-	0.00%
2035	6,000	3.42%	2,000	3.48%	-	0.00%

Total FHLB Advances (1)	$50,797	3.95%	$38,010	3.88%	$24,325	4.42%

FRB Advances
2025	$-	0.00%	$5,000	4.50%	$-	0.00%

Total FRB Advances	$-	0.00%	$5,000	4.50%	$-	0.00%

Senior Notes (UR Bancorp)
2025	$1,600	6.13%	$1,600	6.13%	$1,600	6.13%
2026	4,000	6.19%	4,000	6.19%	3,500	6.05%
2027	1,175	6.50%	525	6.50%	-	0.00%

Total Senior Notes	$6,775	6.23%	$6,125	6.20%	$5,100	6.08%

Total Borrowings	$57,572	4.22%	$49,135	4.23%	$29,425	4.70%

(1) Includes various advances callable by the FHLB totaling $19,000,000 as of September 30, 2025 (unaudited) and $15,500,000 as of December 31, 2024. None of the advances outstanding at December 31, 2023 were callable.

The Bank obtains advances from the FHLB which are secured by securities or mortgage loans under a collateral pledge agreement. The Bank also has the ability to borrow from the FRB Discount window which is also collateralized by securities and loans. The available borrowing capacity with the FHLB at September 30, 2025 (unaudited) and December 31, 2024 and 2023 was $30,382,000, $23,300,000, and $6,150,000, respectively. The available borrowing capacity with the FRB at September 30, 2025 (unaudited) and December 31, 2024 and 2023 was $24,676,000, $23,750,000, and zero, respectively.

United Roosevelt Bancorp, in November 2022, commenced a private offering via a Private Placement memorandum to qualified investors of senior unsecured notes. The notes issued carry interest rates and maturities as outlined in the above table. The Bancorp may commence additional offerings of new tranches of senior notes if opportunities arise and the returns on the additional amounts raised is determined to be economically viable.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The Company had municipal letters of credit with the FHLB in the amounts of $5,900,000 as of September 30, 2025 (unaudited). The Company also had municipal letters of credit with the FHLB in the amounts of $7,000,000 and $13,500,000 as of December 31, 2024 and 2023, respectively. The letters of credit serve as collateral for certain municipal deposits. As of September 30, 2025 (unaudited), and as of December 31, 2024 and 2023, there were no outstanding balances on these letters of credit.

10. Regulatory Capital

The following table presents a reconciliation of capital per GAAP and regulatory capital and information as to the Bank’s capital levels at the dates presented:

	September 30,	December 31,
	2025 (unaudited)	2024	2023
	(In thousands)
Bank GAAP surplus and retained earnings	$25,101	$23,717	$22,664
Unrealized loss (gain) on securities available for sale	452	881	934
Benefit plan adjustments	737	737	662

Core and tangible capital	26,290	25,335	24,260

Allowance for credit losses	2,053	1,506	1,478

Total regulatory capital	$28,343	$26,841	$25,738

Federal regulations require federally insured depository institutions to meet several minimum capital standards as set forth in the tables below.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.

Capital amounts and classifications also are subject to qualitative judgments by the regulators about capital components, risk weighting, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Federal banking regulations require the bank to maintain minimum amounts and ratios of common equity Tier 1, Tier 1 and total capital to risk-weighted assets and Tier 1 capital to average assets, as set forth in the table below. Additionally, community banking institutions must maintain a capital conservation buffer of common equity Tier I capital in an amount greater than 2.5% total risk-weighted assets to avoid being subject to limitations on capital distributions and discretionary bonuses.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	September 30, 2025 (unaudited)
					To be Well Capitalized
			For Capital Adequacy		Under Prompt Corrective
	Bank Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
Total capital
(to risk-weighted assets)	$28,343	11.96%	$18,961	8.00%	$23,701	10.00%
Tier 1 capital
(to risk-weighted assets)	26,290	11.09%	14,220	6.00%	18,961	8.00%
Common equity Tier 1
(to risk-weighted assets)	26,290	11.09%	10,665	4.50%	15,405	6.50%
Tier 1 capital (Leverage)
(to average total assets)	26,290	7.71%	13,640	4.00%	17,050	5.00%

	December 31, 2024
					To be Well Capitalized
			For Capital Adequacy		Under Prompt Corrective
	Bank Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
Total capital
(to risk-weighted assets)	$26,841	12.58%	$17,075	8.00%	$21,344	10.00%
Tier 1 capital
(to risk-weighted assets)	25,335	11.87%	12,807	6.00%	17,075	8.00%
Common equity Tier 1
(to risk-weighted assets)	25,335	11.87%	9,605	4.50%	13,874	6.50%
Tier 1 capital (Leverage)
(to average total assets)	25,335	8.10%	12,509	4.00%	15,636	5.00%

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	December 31, 2023
					To be Well Capitalized
			For Capital Adequacy		Under Prompt Corrective
	Bank Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
Total capital
(to risk-weighted assets)	$25,738	13.32%	$15,459	8.00%	$19,324	10.00%
Tier 1 capital
(to risk-weighted assets)	24,260	12.55%	11,594	6.00%	15,459	8.00%
Common equity Tier 1
(to risk-weighted assets)	24,260	12.55%	8,696	4.50%	12,561	6.50%
Tier 1 capital (Leverage)
(to average total assets)	24,260	8.72%	11,122	4.00%	13,903	5.00%

As of the most recent notification from the Federal Deposit Insurance Corporation, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s category.

11. Benefit Plans

Employee Pension Plan

The Company has a non-contributory defined benefit pension plan covering all eligible employees. This plan was frozen to new employees in 2015. The Company’s funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Changes in the benefit plan for the nine-months ended September 30, 2025 and 2024 (unaudited) were not material and therefore only year-end December 31, 2024 and 2023 figures are presented.

	2024	2023
	(In thousands)
Projected benefit obligation, beginning	$3,956	$3,958
Interest cost	189	199
Actuarial loss (gain)	(4)	145
Annuity payments	(346)	(346)
Settlements	-	-

Projected benefit obligation, ending	3,795	3,956

Plan assets at fair value, beginning	5,136	4,821
Actual return on assets	293	661
Settlements	-	-
Annuity payments	(346)	(346)

Plan assets at fair value, ending	5,083	5,136

Accrued pension cost included in other assets	$1,288	$1,180

Weighted-Average assumptions used to determine the benefit obligations were as follows at December 31, 2024 and 2023:

	2024	2023
Discount rate	5.35%	5.00%
Rate of increase in compensation levels	N/A	N/A

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The following table sets forth the components of net periodic pension cost for the years ended December 31, 2024, and 2023:

	2024	2023

	(In thousands)
Net periodic pension cost included the following components:
Interest cost	$189	$199
Expected return on plan assets	(373)	(337)
Net periodic pension cost	(184)	(138)
Changes in benefit obligation recognized in other comprehensive income
Net loss arising during the year	76	(178)
Total recognized in other comprehensive income	76	(178)
Total recognized in net periodic pension cost and other comprehensive income	$(108)	$(316)

Weighted-Average assumptions used to determine the net periodic benefit cost for the years ended December 31, 2024 and 2023 were as follows (beginning of year assumptions):

	2024	2023
Discount rate	5.00%	5.25%
Expected long-term rate of return	6.75%	6.25%
Rate of increase in compensation levels	N/A	N/A

At, December 31, 2024, and 2023, unrecognized actuarial (gain)/loss of $1,024,666 and $948,903, respectively, were included in accumulated other comprehensive income

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Investment Policies and Strategies

The primary long-term objective for the Plan is to maintain assets at a level that will sufficiently cover future beneficiary obligations. A secondary long-term objective is to achieve long-term growth in assets. The Plan is structured to mitigate the volatility of the Plan’s funded status and expected contribution volatility and includes a growth component (the equity commitment) and volatility reducing component (the fixed income commitment).

To achieve the Plan sponsor’s long-term investment objectives, the Trustee will invest the assets of the Plan in a diversified combination of asset classes, investment strategies, and pooled vehicles. The asset allocation guidelines in the table below reflect the plan sponsor’s risk tolerance and long-term objectives for the Plan. These parameters will be reviewed on a regular basis and subject to change following discussions between the plan sponsor and the Trustee.

Initially, the following asset allocation targets and ranges will guide the Trustee in structuring the overall allocation in the Plan’s investment portfolio. The Plan sponsor or the Trustee may amend these allocations to reflect the most appropriate standards consistent with changing circumstances. Any such fundamental amendments in strategy will be discussed between the Plan sponsor and Trustee prior to implementation.

Based on the above considerations, the following asset allocation ranges will be implemented:

Asset Allocation Parameters by Asset Class
Target
Domestic Equity:
Large-Cap U.S.	19.3%
Mid-Cap U.S.	1.2%
Small-Cap U.S.	0.5%
Total - Domestic Equity	21.0%

International Equity:
Overseas	2.4%
Origin Emerging Markets	1.5%
Diversified International	5.1%
Total - International Equity	9.0%

Fixed Income:
LDI Long Duration	14.6%
LDI Intermediate Duration	55.4%
Total - Fixed Income	70.0%

The parameters for each asset class provide the Trustee with the latitude for managing the Plan within a minimum and maximum range. The Trustee will have full discretion to buy, sell, invest and reinvest in these asset segments based on these guidelines which includes allowing the underlying investments to fluctuate within the stated policy ranges. The Plan will maintain a cash equivalents component (not to exceed 3% under normal circumstances) within the fixed income allocation for liquidity purposes.

The Trustee will monitor the actual asset segment exposures of the Plan on a regular basis and, periodically, may adjust the asset allocation within the ranges set forth above as it deems appropriate. Periodic reallocations of assets will be based on the Trustee’s perception of the changing risk/return opportunities of the respective asset classes.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

Determination of Long-Term Rate-of-Return

The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan’s target allocation of asset classes. Equities and fixed income securities were assumed to earn long-term rates of return in the ranges of 6-8% and 3-5%, respectively, with an assumed long-term inflation rate of 2.5% reflected within these ranges. When these overall return expectations are applied to the plan’s target allocation, the result is an expected rate of return of 5% to 7%.

The market values invested in each investment category at December 31, 2024, are as follows:

Asset Class:	Investment Option	Assets at Fair Value as of December 31, 2024
		(In thousands)
Fixed Income	LDI Intermediate Duartion Separate Acct	$2,837
Fixed Income	LDI Long Duartion Separate Acct	726
Large U.S. Equity	LargeCap S&P 500 Index Separate Acct	982
Global/International Equity	Overseas Separate Acct	121
Global/International Equity	Diversified International Separate Acct	334
Small/Mid U.S. Equity	MidCap S&P 400 Index Separate Acct	59
Small/Mid U.S. Equity	SmallCap S&P 600 Index Separate Acct	24
Total		$5,083

The Plan Assets are invested with Principal. Principal uses Pooled Separate Accounts, not publicly traded Mutual Funds. The above assets are considered Level 1 – quoted prices in active markets for identical assets.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The market values invested in each investment strategy grouped by each portfolio’s primary investment category (as defined) at December 31, 2023, are as follows:

	Assets at Fair Value as of December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

	(In thousands)
Asset Category:

Mutual funds-Equity:
Large-Cap Value	$341	$-	$-	$341
Large-Cap Core	450	-	-	450
Mid-Cap Core	375	-	-	375
Small-Cap Core	397	-	-	397
International Growth	527	-	-	527
International Value	331	-	-	331
Large Cap Growth	608	-	-	608
Small/Midcap Growth		-	-	-

Mutual Funds-Fixed Income:
Long Duration Gov't Credit	576	-	-	576
Long US Treasury - ETF	502	-	-	502
Long Duration Credit	608	-	-	608

Common Stock	-	-	-	-

Common/Collective Trusts-Equity
Large Cap Value	-	347	-	347

Cash Equivalents
Money Market	74	-	-	74
Total	$4,789	$347	$-	$5,136

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending December 31:
2025	$380,000
2026	370,000
2027	360,000
2028	350,000
2029	330,000
2030-2034	1,480,000

401k and Profit Sharing Plan

The Company has a 401k and non-contributory profit sharing plan covering all eligible employees. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100 percent of the first 6 percent of an employee’s compensation contributed to the Plan. Matching contributions vest to the employee over a two-year period. For the nine-months ended September 30, 2025 (unaudited), 401k related expenses amounted to $98,042. For the years ended December 31, 2024 and 2023, 401k related expenses amounted to $122,102 and $117,424, respectively. There were no profit-sharing related plan expenses for the nine-months ended September 30, 2025 (unaudited), nor for the years ended December 31, 2024 and 2023.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for a select group of management effective October 1, 2021.

	As of and for the period ending		As of and for the period ending
	September 30,		December 31,
	2025 (unaudited)	2024 (unaudited)	2024	2023

	(In thousands)
Deferred compensation liability	421	273	276	160
Deferred compensation expense	13	10	13	9

12. Income Taxes

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and, therefore, must calculate its bad debt deduction using either the experience or the specific charge-off method. Retained earnings at December 31, 2024 include approximately $3 million of bad debt deductions, which resulted from the use of the formerly permitted percentage of taxable income method, for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The components of income taxes are summarized below:

	September 30,		December 31,
	2025 (unaudited)	2024 (unaudited)	2024	2023

	(In thousands)
Current income tax expense:
Federal income	$282	$51	$21	$203
State income	60	17	10	70
	342	68	31	273

Deferred income tax expense (benefit):
Federal income	(180)	49	100	(36)
State income	(47)	5	(6)	(17)
	(227)	54	94	(53)
	$115	$122	$125	$220

The tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	September 30,		December 31,
	2025 (unaudited)	2024 (unaudited)	2024	2023

	(In thousands)
Deferred income tax assets:
Allowance for credit losses	$549	$381	$383	$415
Benefit plan AOCI adjustment, net	288	286	288	287
Unrealized loss on securities available-for-sale	185	266	341	365
Fee Income	-	-	-	4
NJ NOL carryover	-	-	24	-
Other	220	173	116	82
	1,242	1,106	1,152	1,153

Deferred income tax liabilities:
Prepaid expenses of benefit plans	669	640	650	601
Depreciation	243	243	243	175
	912	883	893	776
Net deferred tax assets included in other assets	$330	$223	$259	$377

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 21% to income before income taxes for the nine months ended September 30, 2025 and 2024 (unaudited) as well as the years ended December 31, 2024 and 2023:

	September 30,		December 31,
	2025 (unaudited)	2024 (unaudited)	2024	2023

	(In thousands)		(In thousands)
Federal income tax	$93	$122	$147	$197
Increases (reductions) in income taxes resulting from:
New Jersey tax, net of federal income tax effect	10	17	3	42
Bank-owned life insurance	3	(17)	(26)	2
Other items, net	9	-	1	(21)
Effective income tax	$115	$122	$125	$220

13. Commitments and Contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract amounts of those instruments reflect the extent of involvement the Company has in those particular classes of financial instruments.

The Company, at September 30, 2025 (unaudited), had undisbursed funds from approved lines of credit under the homeowners’ equity lending program amounting to approximately $1,399,000. Unless they are specifically cancelled by notice to or from the Company, these funds represent firm commitments available to the respective borrowers on demand. The interest rates charged on funds disbursed under this program are at the prime rate. Similarly, there were approximately $1,740,000 in commitments for undisbursed commercial lines of credit; and $300,000 in commitments for construction loans. There were three Letters of Credit issued by the Company totaling $85,000; outstanding balance at September 30, 2025 was zero (unaudited).

The Company, at December 31, 2024, had undisbursed funds from approved lines of credit under the homeowners’ equity lending program amounting to approximately $2,190,000. Unless they are specifically cancelled by notice to or from the Company, these funds represent firm commitments available to the respective borrowers on demand. The interest rates charged on funds disbursed under this program are at the prime rate. Similarly, there were approximately $2,335,000 in commitments for undisbursed commercial lines of credit; and $1,807,000 in commitments for construction loans. There were two Letters of Credit issued by the Company totaling $55,000; outstanding balance at December 31, 2024 was zero.

The Company has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Company, from time to time, may be party to litigation arising primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

14. Fair Value Measurements

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

There were no liabilities measured at fair value on a recurring basis as of the periods presented. For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at September 30, 2025 (unaudited), and at December 31, 2024 and 2023 are as follows:

	Assets at Fair Value as of September 30, 2025
	Assets at Fair Value
	Level 1	Level 2	Level 3	Total

	(In thousands)
Securities available for sale:
Mortgage-Backed Securities	$-	$3,780	$-	$3,780
CMO	-	13,375	-	13,375
Corporate Bonds	-	1,452	-	1,452
Agency Securities	-	1,871	-	1,871
Small Business Administration	-	5,166	-	5,166
	$-	$25,644	$-	$25,644

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

	(In thousands)
Securities available for sale:
Mortgage-Backed Securities	$-	$2,765	$-	$2,765
CMO	-	4,762	-	4,762
Corporate Bonds	-	1,847	-	1,847
Agency Securities	-	2,719	-	2,719
Small Business Administration	-	5,813	-	5,813
	$-	$17,906	$-	$17,906

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

	(In thousands)
Securities available for sale:
Mortgage-Backed Securities	$-	$3,116	$-	$3,116
CMO	-	606	-	606
Corporate Bonds	-	1,797	-	1,797
Agency Securities	-	4,037	-	4,037
Small Business Administration	-	941	-	941
	$-	$10,497	$-	$10,497

The estimated fair values, and related carrying amounts, of the Company’s financial instruments are as follows. Certain financial instruments and all nonfinancial instruments are exempt from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying fair value of the Company.

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

		Fair Value
	Carrying Amount	Level 1	Level 2	Level 3

	(In thousands)
September 30, 2025
Financial assets:
Cash and cash equivalents (including CD investments)	$10,839	$10,839	$-	$-
Securities available for sale	25,644	-	25,644	-
Securities held to matutity	14,040	-	10,702	3,000
Restricted stock in banks	2,629	-	-	2,629
Loans, net	282,601	-	-	282,212
Accrued interest receivable	1,422	-	1,422	-
Financial liabilities:
Deposits	272,710	-	-	262,926
Mortgagors' escrow accounts	1,517	-	1,517	-
Federal Home Loan Bank advances	50,797	-	50,943	-
Senior notes payable	6,775	-	-	6,589
Accrued interest payable	445	-	445	-

December 31, 2024
Financial assets:
Cash and cash equivalents (including CD investments)	$15,023	$15,023	$-	$-
Securities available for sale	17,906	-	17,906	-
Securities held to matutity	20,082	-	16,365	3,000
Restricted stock in banks	2,021	-	-	2,021
Loans, net	248,025	-	-	242,853
Accrued interest receivable	1,270	-	1,270	-
Financial liabilities:
Deposits	246,079	-	-	233,250
Mortgagors' escrow accounts	1,168	-	1,168	-
Federal Home Loan Bank and FRB advances	43,010	-	41,982	-
Senior notes payable	6,125	-	-	5,937
Accrued interest payable	280	-	280	-

December 31, 2023
Financial assets:
Cash and cash equivalents (including CD investments)	$11,127	$11,127	$-	$-
Securities available for sale	10,497	-	10,497	-
Securities held to matutity	25,405	-	21,315	3,000
Restricted stock in banks	1,372	-	-	1,372
Loans, net	221,544	-	-	213,275
Accrued interest receivable	1,131	-	1,131	-
Financial liabilities:
Deposits	232,156	-	-	217,214
Mortgagors' escrow accounts	969	-	969	-
Federal Home Loan Bank advances	24,325	-	24,143	-
Senior notes payable	5,100	-	-	4,885
Accrued interest payable	178	-	178	-

United Roosevelt MHC and Subsidiaries

NOTES TO Consolidated FINANCIAL StatementS

SEPTEMBER 30, 2025 and 2024 (unaudited) AND December 31, 2024 and 2023

The following valuation techniques were used to measure fair value of assets in the tables above.

The fair value of securities available-for-sale and held-to-maturity are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities, which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3).

The fair value of cash and cash equivalents, restricted bank stock, accrued interest receivable, mortgage escrows, and accrued interest payable are measured at the Company’s carrying amount.

The fair value of loans, deposits, borrowings, and senior notes payable are measured on a discounted cash flow basis using current rates and terms.

15. Plan of Conversion and Change in Corporate Form

On September 8, 2025, United Roosevelt, MHC, United Roosevelt Bancorp and United Roosevelt Savings Bank adopted a Plan of Conversion (the “Plan”) pursuant to which United Roosevelt, MHC will convert from the mutual to stock form of organization and United Roosevelt Savings Bank will become the wholly-owned subsidiary of a new stock holding company incorporated under Maryland law and known as URSB Bancorp, Inc. (the “Holding Company”). Pursuant to the Plan, (i) United Roosevelt, MHC will merge with and into United Roosevelt Bancorp, with United Roosevelt Bancorp as the surviving entity, (ii) United Roosevelt Bancorp will merge with and into the Holding Company, with the Holding Company as the surviving entity, resulting in United Roosevelt Savings Bank becoming a wholly-owned subsidiary of the Holding Company, and (iii) the Holding Company will offer and sell shares of its common stock to depositors of United Roosevelt Savings Bank and other persons in the manner and subject to the priorities set forth in the Plan pursuant to a prospectus contained in a registration statement declared effective by the U.S. Securities and Exchange Commission. United Roosevelt Savings Bank will adopt an employee stock ownership plan which will subscribe for 8% of the sum of the number of shares of common stock sold in the stock offering and will contribute to a charitable foundation to be established and funded in connection with the conversion.

At the time of conversion, the Holding Company and United Roosevelt Savings Bank will each establish a liquidation account in an amount equal to United Roosevelt, MHC’s total equity as reflected in the latest consolidated balance sheet contained in the final offering prospectus for the conversion. The liquidation account established by United Roosevelt Savings Bank would be used only if the Holding Company does not have sufficient assets to fund its obligations under its liquidation account. The liquidation accounts will be maintained for the benefit of eligible account holders (as defined in the Plan) and supplemental eligible account holders (as defined in the Plan) (collectively, “eligible depositors”) who continue to maintain their deposit accounts in United Roosevelt Savings Bank after the conversion. In the event of a complete liquidation of either (i) United Roosevelt Savings Bank or (ii) United Roosevelt Savings Bank and the Holding Company (and only in such events), eligible depositors who continue to maintain their deposit accounts in United Roosevelt Savings Bank will be entitled to receive a distribution from the liquidation accounts before any distribution may be made with respect to the common stock of the Holding Company or of United Roosevelt Savings Bank. Neither the Holding Company nor United Roosevelt Savings Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation accounts or the regulatory capital requirements imposed by its respective bank regulators.

The transactions contemplated by the Plan are subject to approval by the depositors of United Roosevelt Savings Bank and by the New Jersey Department of Banking and Insurance and the Board of Governors of the Federal Reserve System. If the conversion and stock offering is completed, eligible conversion and offering costs will be deducted from the stock offering proceeds. If the conversion and stock offering is terminated, such costs will be expensed. As of November 30, 2025 (unaudited), $705,288 in costs related to the conversion and stock offering had been incurred.

16. SUBSEQUENT EVENTS

In preparing these consolidated financial statements, management evaluated the events that occurred through December 16, 2025, the date these consolidated financial statements were available to be issued.

You should rely only on the information contained in this document or that to which we have referred you. No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by URSB Bancorp, Inc., United Roosevelt, MHC, United Roosevelt Bancorp or United Roosevelt Savings Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of URSB Bancorp, Inc., United Roosevelt, MHC, United Roosevelt Bancorp or United Roosevelt Savings Bank since any of the dates as of which information is furnished herein or since the date hereof.

(Proposed Holding Company for United Roosevelt Savings Bank)

Up to 2,012,500 shares of Common Stock, Par Value $0.01 Per Share

(Subject to Increase to up to 2,314,375 Shares)

PROSPECTUS

JANNEY MONTGOMERY SCOTT LLC

January 9, 2026

These securities are not deposits or savings accounts

and are not insured or guaranteed by any federal or state agency.

Until April 20, 2026, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.